
11006833

HERSHA

2010
HERSHA HOSPITALITY TRUST




HERSHA

Hersha Hospitality Trust (HT) is a real estate investment trust (REIT) focused on the acquisition and aggressive management of primarily select service and extended stay hotels in metropolitan markets. Hersha trades under the symbol HT on the New York Stock Exchange. As of December 31, 2010, the Company owned interests in 77 upper upscale, upscale and midscale hotels located predominantly in the Northeastern United States. Qualification as a REIT under the Internal Revenue Code enables the Company to distribute income to shareholders without federal income tax liability to the Company.

Hersha Portfolio by Location [1]


New York Metro & New Jersey 50%
Boston Metro & New England 19%
Philadelphia Metro & Pennsylvania 17%
Washington, D.C. Metro & Mid-Atlantic 11%
West Coast & Arizona 3%

Hersha Portfolio by Market Segment [1]


Upscale Transient 27%
Upscale Extended Stay 22%
Midscale 49%
Upper Upscale 2%

Hersha Portfolio by Hotel Brand [1]


Hilton 33%
Marriott 27%
InterContinental 21%
Hyatt 10%
Other 9%

Hersha Portfolio by Destination [1]


Major Metro 84%
Secondary 9%
Destination 7%

(1) Based on pro-rata ownership share of 2010 EBITDA.

2010 Financial Highlights



(In thousands, except per share data)

Hotel Operating Results [a]		2010	2009	2008	2007	2006
		Year Ended December 31,				
Total Revenues	$	373,356	324,473	378,338	366,314	259,502
Average Daily Rate	$	136.22	126.33	139.48	134.12	117.91
Occupancy		69.88%	66.66%	71.44%	73.07%	71.75%
Revenue Per Available Room	$	95.19	84.21	99.64	98.00	84.60

(a) Pertains to all hotels owned as of year end including the total results of hotels owned in a joint venture structure.

(In thousands except per share data)

Hersha Hospitality Trust		2010	2009	2008	2007	2006
		Year Ended December 31,				
Operating Data: *(Excluding Impairment Charges)* [1]						
Total Revenues (Including Discontinued Operations)	$	283,597	230,930	265,399	248,813	153,887
Net Income applicable to Common Shareholders		(18,871)	(17,382)	5,829	13,047	298
Adjusted EBITDA [2]		108,329	97,350	120,018	117,164	71,978
Adjusted Funds from Operations [3]		52,067	33,956	61,308	56,001	29,888
Per Share Data: *(Excluding Impairment Charges)* [1]						
Basic Earnings Per Common Share	$	(0.14)	(0.35)	0.07	0.22	(0.04)
Diluted Earnings Per Common Share		(0.14)	(0.35)	0.07	0.22	(0.04)
AFFO		0.36	0.57	1.15	1.21	0.97
Distributions to Common Shareholders		0.20	0.33	0.72	0.72	0.72
Balance Sheet Data: *(as of December 31st)*						
Total Assets	$	1,457,277	1,111,044	1,178,405	1,067,607	968,208
Total Debt		694,720	745,443	743,781	663,008	580,542
Noncontrolling Interest in Partnership		39,304	41,859	53,520	42,845	25,933
Total Shareholder's Equity		683,434	302,197	349,963	330,405	331,619

(1) Operating and Per Share Data exclude charges recorded during 2010, 2009 and 2008 relating to impairment losses on development loans, land parcels, investment in unconsolidated joint ventures, and one wholly owned hotel property.

(2) Adjusted Earnings Before Interest, Taxes, and Depreciation and Amortization (EBITDA) is a non-GAAP financial measure within the meaning of the Securities and Exchange Commission rules. Our Adjusted EBITDA computation may not be comparable to EBITDA or Adjusted EBITDA reported by other companies that interpret the definition of EBITDA differently than we do. Management believes Adjusted EBITDA to be a meaningful measure of a REIT's performance because it is widely followed by indusry analysts, lenders and investors and that it should be considered along with, but not as an alternative to, net income, cash flow, FFO and AFFO as a measure of the company's operating performance.

(3) Funds from Operations (FFO) as defined by NAREIT represents net income (loss) (computed in accordance with generally accepted accounting principles), excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated assets, plus certain non-cash items, such as depreciation and amortization, and after adjustments for unconsolidated partnerhips and joint ventures. We present Adjusted Funds From Operations (AFFO), which reflects FFO in accordance with the NAREIT definition plus the following additional adjustments: adding back write-offs of deferred financing costs on debt extinguishment, both for consolidated and unconsolidated properties, adding back amortization of deferred financing costs, adding back non-cash stock expense, adding back impairment charges, adding back FFO attributed to our partners in consolidated joint ventures, and making adjustments to ground lease payments, which are required by GAAP to be amortized on a straight-line basis over the term of the lease, to reflect the actual lease payment.

Hilton Garden Inn, Tribeca, New York, New York

"Our portfolio, which is highly leveraged to the recovery, experienced an early and steep resurgence last year."






Hampton Inn







Fellow Shareholders:

In 2010, the country brushed itself off after surviving the most widespread economic dislocation in living memory. Last year certainly marked the beginning of a recovery, but one that may be slower in its early years when compared to past cycles. Despite the uncertain outlook for the nation at large and the inconsistency of the broader economic recovery, Hersha's northeastern gateway market portfolio of high quality, branded urban select service hotels began its recovery at a much faster pace. Our portfolio, which is highly leveraged to the recovery, experienced an early and steep resurgence last year. The urban select service strategy that we helped define years ago, and that we continue to execute, enabled us to outperform the remainder of the lodging sector by a wide margin.

In 2010, Hersha delivered a total return to its shareholders of 118% compared to the peer set median of 47%. As we continue to deliver on our strategy and business travel more fully recovers, we will realize more of the embedded growth in our portfolio through improvements in average daily rates in our markets, strengthening operating and market leverage, and stabilization of our young portfolio as it consolidates market share.

Our acquisitions program will continue to generate attractive external growth opportunities as we source hotel investments yielding earnings growth that exceeds our portfolio average. In 2009 and 2010, during the depths of the downturn we were one of the most acquisitive hotel investors in the industry. Our decision making and decisive action across the past year in asset management, acquisitions and balance sheet strategy has earned Hersha the inside track for the upcoming cycle and we are increasingly encouraged by our outlook.

Our Hotels Led the Recovery

Operating fundamentals at our hotels grew across all metrics in 2010. Revenue per available room or RevPAR, increased by 13.2% year over year. The RevPAR gain consisted of an 8% growth in average daily rate or ADR, and a 330 basis point expansion in occupancy to 71%. We specifically focused on driving occupancy during the downturn which earned our portfolio the distinction of having industry leading occupancy the past two years. With strong occupancy already in place at the beginning of 2010, we were in a strong position to regularly test pricing power and immediately drive ADR when traction in pricing re-emerged in the early part of last year. The heavily rate driven growth resulted in strong flow-through of incremental revenue to the bottom line and solid margin performance for the company.

Since ADR increases were the larger component of our earnings growth, while occupancy played less of a role, the Company generated favorable earnings growth last year. We grew our EBITDA margins by 160 basis points compared to the peer group median of 87 basis points of growth. This resulted in full year hotel EBITDA margins of 36.4% compared to the peer median of 24.3%. Our EBITDA for 2010 compared to a year ago grew an impressive 18%.

Looking ahead, we are particularly encouraged by the fact that in many of our core markets, room rates are still 20% below the peak rates that we realized in 2008, but we are only two percentage points off of our peak EBITDA margins from 2008. As ADR continues to recover across the cycle, we may be operating at the best margins in our history – an attractive outlook on EBITDA growth at this early point in the recovery.

Continuing to Transition the Portfolio

Our market focus served as a great advantage last year as well. In our portfolio of 77 hotels, approximately 62% of our room inventory is located in the high demand metropolitan markets of New York City, Boston, Philadelphia and Washington D.C. These markets boast a wide variety of demand generators that drove strong demand when business travel began to recover last year. Historically, these markets tend to recover early in economic cycles and continue to deliver higher compounded annual earnings growth across an economic cycle.

We meaningfully increased our exposure to these markets in 2010, beginning with the purchase of our three Times Square hotels in February at historically low pricing. We purchased a total of 4 hotels in Manhattan








Residence Inn




COURTYARD

Hampton Inn, Center City, Philadelphia, Pennsylvania

"In our portfolio of 77 hotels, approximately 62% of our room inventory is located in the high demand metropolitan markets of New York City, Boston, Philadelphia and Washington, D.C."

Courtyard by Marriott, Brookline, Massachusetts













"We continue to pursue urban hotels in high barrier to entry metropolitan markets in our country's gateway cities where we can bring value with unique market knowledge, asset management expertise and operational synergies through scale."

last year, all less than 12 months old, for an aggregate purchase price of $200 million. In Washington, D.C. we purchased a very strategic asset and added another one in early 2011 for an aggregate purchase price of approximately $120 million. Throughout the year, we acquired a total of seven hotels and one mortgage note all in our core markets, deploying over $330 million in New York City, Boston, and Washington, D.C. These three markets will continue to grow at a stronger rate than the broader market and in 2011 these markets will generate over 75% of Hersha's EBITDA. New York, our most important market, is likely to be the strongest performing market in the country and will generate approximately 45% of our EBITDA.

Last year our consolidated portfolio outperformed our same store portfolio indicating that the performance of the hotels that we acquired over the past year is outpacing that of the rest of our portfolio. These results further demonstrate the success in our strategy and support an optimistic expectation of portfolio performance across the coming years.

Our conviction in New York led us to develop a distinct and valuable operating, development, and acquisitions advantage in the market and our portfolio continues to benefit from it. Today, we remain focused on New York, while simultaneously building a similar local market expertise and proprietary pipeline in Washington, D.C. and continuing to explore other markets with similar dynamics.

In the coming year, we expect to continue to make selective acquisitions, concentrating in markets that we believe will outperform the very attractive growth rate of our existing portfolio. We continue to pursue urban hotels in high barrier to entry metropolitan markets in our country's gateway cities where we can bring value with unique market knowledge, asset management expertise and operational synergies through scale.

We also quickened the pace of divestment of our non-core hotels in 2009 and 2010 with the sale of 5 hotels, which in our view were likely to deliver growth at a rate below our portfolio average. We will continue to seek opportunities for the sale of our non-core hotels as the demand and market conditions for acquisitions in non-urban locations improves. We believe that the ongoing recovery and the strengthening of the debt markets will create a favorable environment for these sales.

Positioning our Balance Sheet for Growth

In 2010, we used our market leverage to gain the interest of the equity and debt markets to generate liquidity to further strengthen our balance sheet and provide us with investment capital. We raised $440 million in 2010 across three transactions, carefully matching the new capital with strategic acquisitions. This enabled us to de-risk the balance sheet and reduce our Net Debt to Total Enterprise Value from 73% to 33%. The additional equity also resulted in a dramatic shift in our Net Debt to EBITDA ratio reducing it from 9.1 times to 6.6 times.

In the fall of last year we entered into a $250 million senior revolving credit facility with a consortium of national money center banks that provides the Company with extraordinary financial flexibility as we pursue acquisitions in this market. The facility is at an attractive rate and does not mature until 2014. Less than 20% of our overall debt matures between now and 2013. The improving liquidity in the debt markets, improving fundamentals and our conservative balance sheet will make refinancing the maturing debt a manageable task.

At the end of 2010, our total enterprise value stood at $2 billion and our total equity capitalization was $1.2 billion. Our financial position today offers us a better advantage than at any time in our history. The financial flexibility allows us to move quickly on marketed and off-market opportunities in our proprietary pipeline.

An additional factor in our outperformance in 2010 and what will prove to be a significant asset as the industry more fully recovers is the uniquely talented and passionate teams that we are privileged to lead. In an early recovery, management know-how and technical expertise makes the difference between taking advantage of emerging trends or leaving value on the table. The operators that we engage to manage our hotels are best in class regional companies that are experts in day to day, multi-unit operations. They have done a remarkable job through the downturn and










Holiday Inn
Express



"Our financial position today offers us a better advantage than at any time in our history."

Duane Street Hotel, Tribeca, New York, New York

"We completed 2010 very pleased that our strategic and organically assembled portfolio performed at the forefront of the industry."

Hampton Inn, Washington, D.C.






NU GYM







quickly shifted gears early to take advantage of the recovery in our markets last year.

Our current asset management and operational strategy is based on taking full advantage of the control and responsiveness of our franchisee managed hotel model as compared to the limited alignment often experienced at brand managed hotels. The increased responsiveness and limited fixed costs in our model allow us to fully realize market and operating leverage to a degree with which most hotel companies cannot compete.

We completed 2010 very pleased that our strategic and organically assembled portfolio performed at the forefront of the industry. We acted decisively during the early recovery to make changes to our portfolio management strategy and our balance sheet that will continue to provide benefits to Hersha across the next many years. The industry has come through a trying and volatile time and we have used this period of dislocation to put ourselves and our shareholders in better stead for a promising future.

Collectively, management and members of the board of trustees are among the largest shareholders of the company and we continue to add to our ownership positions. We continue to increase our alignment with our public shareholders because we are encouraged by the company's investment proposition and believe that it is well positioned to deliver market leading returns.

We appreciate having you as fellow shareholders and value the confidence that you have placed in us. We look forward to updating you on our progress throughout the year.



Jay H. Shah
Chief Executive Officer



Neil H. Shah
Chief Operating Officer

Hersha Hospitality Properties[(1)]



New York Metro Area

Duane Street Hotel, Tribeca
Hotel 373 Fifth Avenue, Midtown
NU Hotel, Brooklyn
Hilton Garden Inn, Tribeca
Hampton Inn, Times Square South
Hampton Inn, Herald Square
Hampton Inn, Chelsea
Hampton Inn, Seaport
Holiday Inn, Wall Street
Holiday Inn Express, Times Square
Holiday Inn Express, Madison Square
Candlewood Suites, Times Square
Sheraton Hotel, JFK International Airport
Hilton Garden Inn, JFK International Airport
Hyatt Summerfield Suites, White Plains
Hampton Inn Brookhaven, Long Island/Farmingville
Holiday Inn Express, Long Island/Hauppauge
Holiday Inn Express, Chester

New Jersey

Courtyard by Marriott, Ewing/Princeton
Hyatt Summerfield Suites, Bridgewater
Hilton Garden Inn, Edison/Raritan Center

Boston Metro Area/Rhode Island

Courtyard by Marriott, Boston/Brookline
Courtyard by Marriott, South Boston
Holiday Inn Express, Cambridge
Holiday Inn Express, South Boston
Residence Inn by Marriott, Framingham
Residence Inn by Marriott, Norwood
Hawthorn Suites, Franklin
Residence Inn by Marriott, North Dartmouth
Comfort Inn, North Dartmouth
Courtyard by Marriott, Warwick, RI
Hampton Inn, Smithfield, RI

Connecticut

Marriott Downtown, Hartford
Hilton Hotel, Hartford
Hilton Garden Inn, Glastonbury
Mystic Marriott Hotel and Spa, Groton
Residence Inn by Marriott, Mystic
SpringHill Suites, Waterford
Residence Inn by Marriott, Southington
Courtyard by Marriott, Norwich
Hampton Inn, West Haven
Residence Inn by Marriott, Danbury
Holiday Inn, Norwich



Philadelphia Metro Area/Delaware

Hampton Inn, Center City Philadelphia
Hyatt Place, King of Prussia/Valley Forge
Holiday Inn Express, King of Prussia/Valley Forge
Courtyard by Marriott, Langhorne/Oxford Valley
Residence Inn by Marriott, Langhorne/Oxford Valley
Holiday Inn Express, Langhorne/Oxford Valley
Holiday Inn Express, Malvern
Fairfield Inn & Suites, Lehigh Valley Airport/Bethlehem
Courtyard by Marriott, Wilmington
Inn at Wilmington, Wilmington
Sheraton, New Castle



Pennsylvania

Hampton Inn & Suites, Hershey
Holiday Inn Express, Hershey
Comfort Inn, West Hanover/Hershey
Residence Inn by Marriott, Carlisle
TownePlace Suites by Marriott, Harrisburg
Holiday Inn Express, Harrisburg
Hampton Inn, Carlisle
Courtyard by Marriott, Scranton
Hampton Inn, Danville
Hampton Inn, Selinsgrove



Washington, D.C. Metro Area

Hampton Inn, Washington, D.C.
Residence Inn by Marriott, Tyson's Corner
Courtyard by Marriott, Alexandria
Residence Inn by Marriott, Greenbelt, MD
Hyatt Summerfield Suites, Gaithersburg, MD
Fairfield Inn, Laurel, MD
Holiday Inn Express, Camp Springs, MD



Virginia/North Carolina

Residence Inn by Marriott, Williamsburg
Springhill Suites, Williamsburg
Hyatt Summerfield Suites, Charlotte, NC

California/Arizona

Hyatt Summerfield Suites, Pleasant Hill/Walnut Creek, CA
Hyatt Summerfield Suites, Pleasanton/Dublin, CA
Hyatt Summerfield Suites, Scottsdale, AZ



(1) HT Properties Listing as of December 31, 2010


2010 Financial Statements
HERSHA

HERSHA HOSPITALITY TRUST
CONSOLIDATED FINANCIAL STATEMENTS

INDEX

The Annual Report contains excerpts from our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and substantially conforms with the version filed with the Securities and Exchange Commission ("SEC"). However, the Form 10-K also contains additional information. For a free copy of our Form 10-K, please contact:

Investor Relations
Hersha Hospitality Trust
44 Hersha Drive
Harrisburg, PA 17102

Our Form 10-K and other filings with the SEC are also available on our website, www.hersha.com. The most recent certifications by our chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.

PART I

Item 1. Business

All brand names, trademarks and service marks appearing in this report are the property of their respective owners. This report may contain registered trademarks owned or licensed to companies other than us, including, but not limited to, Candlewood Suites®, Comfort Inn®, Courtyard® by Marriott®, Fairfield Inn®, Fairfield Inn® by Marriott®, Hampton Inn®, Hawthorne Suites®, Hilton®, Hilton Garden Inn®, Hilton Hotels®, Holiday Inn®, Holiday Inn Express®, Hyatt Summerfield Suites®, Hyatt Place®, Marriott®, Marriott Hotels & Resorts®, Residence Inn®, Residence Inn® by Marriott®, Springhill Suites® and Springhill Suites by Marriott®. None of the owners or licensees of any trademarks contained in this report or any of their respective present and future owners, subsidiaries, affiliates, officers, directors, agents or employees shall have any liability or responsibility for any financial statements or other financial information contained in this report.

OVERVIEW

Hersha Hospitality Trust is a self-advised Maryland real estate investment trust that was organized in 1998 and completed its initial public offering in January of 1999. Our common shares are traded on the New York Stock Exchange under the symbol "HT." We invest primarily in institutional grade hotels in central business districts, primary suburban office markets and stable destination and secondary markets in the Northeastern United States and select markets on the West Coast. Our primary strategy is to continue to acquire high quality, upscale, mid-scale and extended-stay hotels in metropolitan markets with high barriers to entry in the Northeastern United States and other markets with similar characteristics. We have operated and intend to continue to operate so as to qualify as a REIT for federal income tax reporting purposes.

In addition to the direct acquisition of hotels, historically we have made investments in hotels through joint ventures with strategic partners or through equity contributions, secured mezzanine loans and land leases. Although we may invest in hotels through secured development loans and land leases, we do not expect to continue to originate any new secured mezzanine loans or enter into any new land leases as part of our hotel investment strategy.

We seek to identify acquisition candidates located in markets with economic, demographic and supply dynamics favorable to hotel owners and operators. Through our extensive due diligence process, we select those acquisition targets where we believe selective capital improvements and intensive management will increase the hotel's ability to attract key demand segments, enhance hotel operations and increase long-term value.

As of December 31, 2010, our portfolio consisted of 62 wholly owned limited and full service properties and interests in 15 limited and full service properties owned through joint venture investments. Of the 15 limited and full service properties owned through our investment in joint ventures, three are consolidated with us for financial reporting purposes. These 77 properties, with a total of 10,262 rooms, are located in Arizona, California, Connecticut, Delaware, District of Columbia, Maryland, Massachusetts, New Jersey, New York, North Carolina, Pennsylvania, Rhode Island and Virginia and operate under leading brands, such as Candlewood Suites®, Comfort Inn®, Courtyard® by Marriott®, Fairfield Inn®, Fairfield Inn® by Marriott®, Hampton Inn®, Hawthorne Suites®, Hilton®, Hilton Garden Inn®, Hilton Hotels®, Holiday Inn®, Holiday Inn Express®, Hyatt Summerfield Suites®, Hyatt Place®, Marriott®, Marriott Hotels & Resorts®, Residence Inn®, Residence Inn® by Marriott®, Springhill Suites® and Springhill Suites by Marriott®. In addition, some of our hotels operate as independent boutique hotels.

We are structured as an umbrella partnership REIT, or UPREIT, and we own our hotels and our investments in joint ventures through our operating partnership, Hersha Hospitality Limited Partnership, for which we serve as general partner. As of December 31, 2010, we owned an approximate 95.8% partnership interest in our operating partnership.

Our wholly-owned hotels are managed by independent, third party qualified management companies, including Hersha Hospitality Management, L.P. ("HHMLP"), a private management company owned by certain of our affiliated trustees and executive officers and other unaffiliated third party investors. Third party qualified management companies, including HHMLP, manage the hotels that we own through joint venture interests. We lease our wholly-owned hotels to 44 New England Management Company ("44 New England"), our wholly-owned taxable REIT subsidiary ("TRS"). Each of the hotels that we own through a joint venture investment is leased to another TRS that is owned by the respective joint venture or an entity owned in part by 44 New England.

Our principal executive office is located at 44 Hersha Drive, Harrisburg, Pennsylvania 17102. Our telephone number is (717) 236-4400. Our website address is www.hersha.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this report.

AVAILABLE INFORMATION

We make available free of charge through our website (www.hersha.com) our code of ethics, annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC. The information available on our website is not, and shall not be deemed to be, a part of this report or incorporated into any other filings we make with the SEC.

INVESTMENT IN HOTEL PROPERTIES

Our operating strategy focuses on increasing hotel performance for our portfolio. The key elements of this strategy are:

- working together with our hotel management companies to increase occupancy levels and revenue per available room, or "RevPAR", through active property-level management, including intensive marketing efforts to tour groups, corporate and government extended stay customers and other wholesale customers and expanded yield management programs, which are calculated to better match room rates to room demand; and
- maximizing our earnings by managing costs and positioning our hotels to capitalize on increased demand in the high quality, upper-upscale, upscale, mid-scale and extended-stay lodging segment, which we believe can be expected to follow from improving economic conditions.

As of December 31, 2010, our portfolio included 62 wholly owned limited and full service properties, with a total of 7,686 rooms.

INVESTMENT IN JOINT VENTURES

In addition to the direct acquisition of hotels, we may make investments in hotels through joint ventures with strategic partners. We have historically identified acquisition candidates located in markets with economic, demographic and supply dynamics favorable to hotel owners and operators. We are not actively pursuing additional joint venture investments.

As of December 31, 2010, we maintain ownership interests in 15 hotels with a total of 2,576 rooms through joint ventures with third parties. Of the 15 hotels owned through interests in joint ventures, 3 are consolidated for financial reporting purposes.

DEVELOPMENT LOANS

We take advantage of our relationships with hotel developers, including entities controlled by our officers or affiliated trustees, to identify development and renovation projects that may be attractive to us. While these developers have borne the risk of construction, we have historically invested in hotel development projects by providing secured mortgage or mezzanine financing to hotel developers. In many instances, we maintain a first right of refusal or right of first offer to purchase, at fair market value, the hotel for which we have provided development loan financing. We are not actively pursuing additional development loan investments.

As of December 31, 2010, we had an investment of $41.7 million in six loans, three loans which are collateralized by operating hotels and three of which relate to hotel development projects.

ACQUISITIONS

Our primary growth strategy is to selectively acquire high quality branded upper-upscale, upscale, mid-scale and extended-stay hotels in metropolitan markets with high barriers-to-entry and independent boutique hotels in similar markets. Through our due diligence process, we select those acquisition targets where we believe selective capital improvements and intensive management will increase the hotel's ability to attract key demand segments, enhance hotel operations and increase long-term value. We believe that current market conditions are creating opportunities to acquire hotels at attractive prices. In executing our disciplined acquisition program, we will consider acquiring hotels that meet the following additional criteria:

- nationally-franchised hotels operating under popular brands, such as Marriott Hotels & Resorts, Hilton Hotels, Courtyard by Marriott, Residence Inn by Marriott, Spring Hill Suites by Marriott, Hilton Garden Inn, Hampton Inn, Sheraton Hotels & Resorts, DoubleTree, Embassy Suites, Hyatt Summerfield Suites, Hyatt Place, TownePlace Suites and Holiday Inn Express;

- hotels in locations with significant barriers-to-entry, such as high development costs, limited availability of land and lengthy entitlement processes;
- hotels in our target markets where we can realize operating efficiencies and economies of scale; and
- independent boutique hotels in similar markets

Since our initial public offering in January 1999 and through December 31, 2010, we have acquired, wholly or through joint ventures, a total of 92 hotels, including 28 hotels acquired from entities controlled by certain of our affiliated trustees and executive officers. Of the 28 acquisitions from entities controlled by certain of our affiliated trustees and executive officers, 26 were newly constructed or substantially renovated by these entities prior to our acquisition. Because we do not develop properties, we take advantage of our relationships with entities that are developing or substantially renovating hotels, including entities controlled by certain of our affiliated trustees and executive officers, to identify future hotel acquisitions that we believe may be attractive to us. We intend to continue to acquire hotels from entities controlled by certain of our affiliated trustees and executive officers if approved by a majority of our independent trustees in accordance with our related party transaction policy.

DISPOSITIONS

We evaluate our hotels on a periodic basis to determine if these hotels continue to satisfy our investment criteria. We may sell hotels opportunistically based upon management's forecast and review of the cash flow potential for the hotel and re-deploy the proceeds into debt reduction or acquisitions of hotels. We utilize several criteria to determine the long-term potential of our hotels. Hotels are identified for sale based upon management's forecast of the strength of the hotel's cash flows and its ability to remain accretive to our portfolio. Our decision to sell an asset is often predicated upon the size of the hotel, strength of the franchise, property condition and related costs to renovate the property, strength of market demand generators, projected supply of hotel rooms in the market, probability of increased valuation and geographic profile of the hotel. All asset sales are comprehensively reviewed by our Board of Trustees, including our independent trustees. A majority of the independent trustees must approve the terms of all asset sales. During the time since our initial public offering in 1999 through December 31, 2010, we have sold a total of 23 hotels.

FINANCING

The relative stability of the mid-scale, upscale and upper-upscale segments of the limited service lodging industry allows us to increase returns to our shareholders through the prudent application of leverage. We may employ a higher amount of leverage at a specific hotel to achieve a desired return when warranted by that hotel's historical operating performance and may use greater leverage across our portfolio if and when warranted by prevailing market conditions.

PROPERTY MANAGEMENT

We work closely with our hotel management companies to operate our hotels and increase same hotel performance for our portfolio. Through our TRS and our investment in joint ventures, we have retained the following management companies to operate our hotels, as of December 31, 2010:

	Wholly Owned		Joint Ventures		Total	
Manager	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms
HHMLP	55	6,681	4	586	59	7,267
Waterford Hotel Group	-	-	9	1,708	9	1,708
LodgeWorks	7	1,005	-	-	7	1,005
Jiten Management	-	-	2	282	2	282
Total	62	7,686	15	2,576	77	10,262

Each management agreement provides for a set term and is subject to early termination upon the occurrence of defaults and certain other events described therein. As required under the REIT qualification rules, all managers, including HHMLP, must qualify as an "eligible independent contractor" during the term of the management agreements.

Under the management agreements, the manager generally pays the operating expenses of our hotels. All operating expenses or other expenses incurred by the manager in performing its authorized duties are reimbursed or borne by our TRS to the extent the operating expenses or other expenses are incurred within the limits of the applicable approved hotel operating budget. Our managers are not obligated to advance any of their own funds for operating expenses of a hotel or to incur any liability in connection with operating a hotel.

For their services, the managers receive a base management fee, and if a hotel meets and exceeds certain thresholds, an additional incentive management fee. The base management fee for a hotel is due monthly and is generally equal to 3% of the gross revenues associated with that hotel for the related month.

EMPLOYEES

As of December 31, 2010, we had 28 employees who were principally engaged in managing the affairs of the company unrelated to property management. Our relations with our employees are satisfactory.

FRANCHISE AGREEMENTS

We believe that the public's perception of quality associated with a franchisor is an important feature in the operation of a hotel. Franchisors provide a variety of benefits for franchisees, which include national advertising, publicity and other marketing programs designed to increase brand awareness, training of personnel, continuous review of quality standards and centralized reservation systems. Most of our hotels operate under franchise licenses from national hotel franchisors, including:

Franchisor	Franchises
Marriott International	Marriott, Residence Inn, Springhill Suites, Courtyard by Marriott, Fairfield Inn, TownePlace Suites
Hilton Hotels Corporation	Hilton, Hilton Garden Inn, Hampton Inn, Homewood Suites
Intercontinental Hotel Group	Holiday Inn, Holiday Inn Express, Holiday Inn Express & Suites, Candlewood Suites
Hyatt Hotels Corporation	Hyatt Summerfield Suites, Hawthorn Suites
Starwood Hotels	Sheraton Hotels
Choice Hotels International	Comfort Inn, Comfort Suites, Sleep Inn, Mainstay Suites

We anticipate that most of the hotels in which we invest will be operated pursuant to franchise licenses.

The franchise licenses generally specify certain management, operational, record-keeping, accounting, reporting and marketing standards and procedures with which the franchisee must comply. The franchise licenses obligate our lessees to comply with the franchisors' standards and requirements with respect to training of operational personnel, safety, maintaining specified insurance, the types of services and products ancillary to guest room services that may be provided by our lessees, display of signage, and the type, quality and age of furniture, fixtures and equipment included in guest rooms, lobbies and other common areas. In general, the franchise licenses require us to pay the franchisor a fee typically ranging between 6.0% and 9.3% of our hotel revenues.

TAX STATUS

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1999. As long as we qualify for taxation as a REIT, we generally will not be subject to federal income tax on the portion of our income that is currently distributed to our shareholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate tax rates. Even if we qualify for taxation as a REIT, we will be subject to certain state and local taxes on our income and property and to federal income and excise taxes on our undistributed income.

We own interests in several TRSs. We may own up to 100% of the stock of a TRS. A TRS is a taxable corporation that may lease hotels under certain circumstances, provide services to us, and perform activities such as third party management, development, and other independent business activities. Overall, no more than 25% of the value of our assets may consist of securities of one or more TRSs. In addition, no more than 25% of our gross income for any year may consist of dividends from one or more TRSs and income from certain non-real estate related sources.

A TRS is permitted to lease hotels from us as long as the hotels are operated on behalf of the TRS by a third party manager that qualifies as an "eligible independent contractor." To qualify for that treatment, the manager must satisfy the following requirements:

1. such manager is, or is related to a person who is, actively engaged in the trade or business of operating "qualified lodging facilities" for any person unrelated to us and the TRS;

2. such manager does not own, directly or indirectly, more than 35% of our shares;

3. no more than 35% of such manager is owned, directly or indirectly, by one or more persons owning 35% or more of our shares; and

4. we do not directly or indirectly derive any income from such manager.

The deductibility of interest paid or accrued by a TRS to us is limited to assure that the TRS is subject to an appropriate level of corporate taxation. A 100% excise tax is imposed on transactions between a TRS and us or our tenants that are not on an arm's-length basis.

FINANCIAL INFORMATION ABOUT SEGMENTS

We are in the business of acquiring equity interests in hotels, and we manage our hotels as individual operating segments that meet the aggregation criteria and are therefore disclosed as one reportable segment. See "Note 1 Organization and Summary of Significant Accounting Policies" in Item 8 of this Annual Report on Form 10-K for segment financial information.

Item 2. Properties

The following table sets forth certain information with respect to the 62 hotels we wholly owned as of December 31, 2010, all of which are consolidated on the Company's financial statements:

Name	Location	Year Opened	Number of Rooms
Candlewood Suites			
	Times Square, NY	2009	188
Comfort Inn			
	North Dartmouth, MA	1986	84
	Harrisburg, PA	1998	81
Courtyard			
	Alexandria, VA	2006	203
	Scranton, PA	1996	120
	Langhorne, PA	2002	118
	Brookline/Boston, MA*	2003	188
	Wilmington, DE	1999	78
Fairfield Inn			
	Bethlehem, PA	1997	103
	Laurel, MD	1999	109
Hampton Inn			
	Brookhaven, NY	2002	161
	Chelsea/Manhattan, NY	2003	144
	Hershey, PA	1999	110
	Carlisle, PA	1997	95
	Danville, PA	1998	72
	Selinsgrove, PA	1996	75
	Herald Square, Manhattan, NY	2005	136
	Philadelphia, PA	2001	250
	Seaport, NY	2006	65
	Smithfield, RI	2008	101
	Times Square, NY	2009	184
	West Haven, CT	2009	98
	Washington, DC	2005	228
Hawthorn Suites			
	Franklin, MA	1999	100
Hilton Garden Inn			
	JFK Airport, NY*	2005	188
	TriBeCa, NY	2009	151
	Edison, NJ*	2003	132
	Glastonbury, CT	2003	150
Holiday Inn			
	Norwich, CT	2006	134
	Wall Street, NY	2010	113
Holiday Inn Express			
	Hauppauge, NY	2001	133
	Cambridge, MA	1997	112
	Hershey, PA	1997	85
	Malvern, PA	2004	88
	Oxford Valley, PA	2004	88
	Chester, NY	2006	80
	Camp Springs, MD	2008	127
	Times Square, NY	2009	210
Holiday Inn Express & Suites			
	Harrisburg, PA	1997	77
	King of Prussia, PA	2004	155
Hyatt Place			
	King of Prussia, PA	2010	129
Independent			
	Wilmington, DE	1999	71
	Fifth Ave, NY	2007	70
	TriBeCa, NY	2008	45
	Brooklyn, NY	2008	93

Name	Location	Year Opened	Number of Rooms
Residence Inn			
	North Dartmouth, MA	2002	96
	Tysons Corner, VA	1984	96
	Framingham, MA	2000	125
	Greenbelt, MD	2002	120
	Norwood, MA	2006	96
	Langhorne, PA	2007	100
	Carlisle,PA	2007	78
Sheraton Hotel			
	JFK Airport, NY*	2008	150
	New Castle, DE	2011	191
Summerfield Suites			
	White Plains, NY	2000	159
	Bridgewater, NJ	1998	128
	Gaithersburg, MD	1998	140
	Pleasant Hill, CA	2003	142
	Pleasanton, CA	1998	128
	Scottsdale, AZ	1999	164
	Charlotte, NC	1989	144
TownePlace Suites			
	Harrisburg, PA	2008	107
TOTAL ROOMS			7,686

*Our interests in these hotels are subject to ground leases which, in most cases, require monthly rental payment as determined by the applicable ground lease agreement. These ground lease agreements typically have terms of between 75 and 99 years.

The following table sets forth certain information with respect to the 15 hotels we owned through joint ventures with third parties as of December 31, 2010. Of the 15 properties owned through interests in joint ventures, three are consolidated.

Name	Location	Year Opened	Number of Rooms	HHLP Ownership in Asset	HHLP Preferred Return	Consolidated/ Unconsolidated
Courtyard						
	Norwich, CT	1997	144	66.7%	8.5%	Unconsolidated
	South Boston, MA**	2005	164	50.0%	N/A	Consolidated
	Warwick, RI	2003	92	66.7%	8.5%	Unconsolidated
	Ewing/Princeton, NJ	2004	130	50.0%	11.0%	Unconsolidated
Hilton						
	Hartford, CT	2005	393	8.8%	8.5%	Unconsolidated
Marriott						
	Mystic, CT	2001	285	66.7%	8.5%	Unconsolidated
	Hartford, CT	2005	409	15.0%	8.5%	Unconsolidated
Residence Inn						
	Danbury, CT	1999	78	66.7%	8.5%	Unconsolidated
	Mystic, CT	1996	133	66.7%	8.5%	Unconsolidated
	Southington, CT	2002	94	44.7%	8.5%	Unconsolidated
	Williamsburg, VA	2002	108	75.0%	12.0%	Consolidated
Holiday Inn Express						
	South Boston, MA**	1998	118	50.0%	N/A	Unconsolidated
	Manhattan, NY	2006	228	50.0%	N/A	Unconsolidated
Springhill Suites						
	Waterford, CT	1998	80	66.7%	8.5%	Unconsolidated
	Williamsburg, VA	2002	120	75.0%	12.0%	Consolidated
TOTAL ROOMS			2,576			

**The joint ventures interests in these hotels are subject to ground leases which, in most cases, require monthly rental payment as determined by the applicable ground lease agreements. These ground lease agreements typically have terms of between 75 and 99 years.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

MARKET INFORMATION

Our common shares began trading on the New York Stock Exchange on May 5, 2008 under the symbol "HT." As of March 2, 2011, the last reported closing price per common share on the New York Stock Exchange was $6.44. The following table sets forth the high and low sales price per common share reported on the New York Stock Exchange as traded and the dividends paid on the common shares for each of the quarters indicated.

Year Ended December 31, 2010	High	Low	Dividend Per Common Share
Fourth Quarter	$ 6.69	$ 5.05	$ 0.05
Third Quarter	$ 5.65	$ 4.16	$ 0.05
Second Quarter	$ 5.98	$ 4.20	$ 0.05
First Quarter	$ 5.41	$ 3.14	$ 0.05

Year Ended December 31, 2009	High	Low	Dividend Per Common Share
Fourth Quarter	$ 3.29	$ 2.33	$ 0.05
Third Quarter	$ 3.43	$ 2.16	$ 0.05
Second Quarter	$ 3.74	$ 1.64	$ 0.05
First Quarter	$ 3.05	$ 1.08	$ 0.18

SHAREHOLDER INFORMATION

At December 31, 2010 we had approximately 14,795 holders of record of our common shares. Units of limited partnership interest in our operating partnership (which are redeemable for common shares on a one for one basis subject to certain limitations) were held by approximately 41 entities and persons.

SHARE PERFORMANCE GRAPH

The following graph compares the yearly change in our cumulative total shareholder return on our common shares for the period beginning December 31, 2005 and ending December 31, 2010, with the yearly changes in the Standard & Poor's 500 Stock Index (the S&P 500 Index), the Russell 2000 Index, and the SNL Hotel REIT Index ("Hotel REIT Index") for the same period, assuming a base share price of $100.00 for our common shares, the S&P 500 Index, the Russell 2000 Index and the Hotel REIT Index for comparative purposes. The Hotel REIT Index is comprised of publicly traded REITs which focus on investments in hotel properties. Total shareholder return equals appreciation in stock price plus dividends paid and assumes that all dividends are reinvested. The performance graph is not indicative of future investment performance. We do not make or endorse any predictions as to future share price performance.

	Period Ending December 31,					
	2005	2006	2007	2008	2009	2010
Hersha Hospitality Trust	$ 100.00	$ 135.29	$ 118.89	$ 43.40	$ 52.35	$ 114.23
Russell 2000	100.00	118.37	116.51	77.15	98.11	124.46
Hotel REITs Index	100.00	128.62	100.10	40.04	66.32	93.27
S&P 500	100.00	115.79	122.15	76.96	97.33	111.99


Total Return Performance
150
125
100
75
50
25
Index Value
12/31/2005
12/31/2006
12/31/2007
12/30/2008
12/30/2009
12/30/2010
Hersha
Russell 2000
SNL US REIT Hotel
S&P 500

Item 6. Selected Financial Data

The following sets forth selected financial and operating data on a historical consolidated basis. The following data should be read in conjunction with the financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Form 10-K. Where applicable, the operating results of certain real estate assets which have been sold or otherwise qualify as held for disposition are included in discontinued operations for all periods presented.

HERSHA HOSPITALITY TRUST
SELECTED FINANCIAL DATA
(In thousands, except per share data)

	2010	2009	2008	2007	2006
Revenue:					
Hotel Operating Revenues	$ 277,708	$ 212,352	$ 236,247	$ 215,110	$ 117,572
Interest Income From Development Loans	4,686	7,411	7,890	6,046	2,487
Other Revenues	381	1,981	3,984	3,518	1,860
Total Revenue	282,775	221,744	248,121	224,674	121,919
Operating Expenses:					
Hotel Operating Expenses	158,717	124,294	133,762	119,559	65,700
Hotel Ground Rent	1,374	1,166	1,040	856	804
Real Estate and Personal Property Taxes and Property Insurance	19,335	14,060	12,559	10,902	5,516
General and Administrative	10,263	5,891	7,208	7,094	5,527
Stock Based Compensation	6,649	2,143	1,502	852	293
Acquisition and Terminated Transaction Costs	4,827	328	380	149	316
Loss from Impairment of Assets	2,433	39,111	21,004	-	-
Depreciation and Amortization	52,012	43,187	38,989	31,974	16,737
Total Operating Expenses	255,610	230,180	216,444	171,386	94,893
Operating Income	27,165	(8,436)	31,677	53,288	27,026
Interest Income	169	208	306	686	1,182
Interest Expense	45,868	45,183	43,306	41,980	24,183
Other Expense	464	165	129	83	102
Loss on Debt Extinguishment	932	-	1,552	-	1,485
(Loss) Income before Income (Loss) from Unconsolidated Joint Venture Investments and Discontinued Operations	(19,930)	(53,576)	(13,004)	11,911	2,438
(Loss) Income from Unconsolidated Joint Ventures	(1,751)	(7,190)	(517)	3,476	1,799
Gain from Remeasurement of Investment in Unconsolidated Joint Ventures	4,008	-	-	-	-
Net Income (Loss) from Unconsolidated Joint Venture	2,257	(7,190)	(517)	3,476	1,799
(Loss) Income from Continuing Operations	(17,673)	(60,766)	(13,521)	15,387	4,237
Discontinued Operations:					
Gain on Disposition of Hotel Properties	347	1,869	2,888	4,248	784
Income from Discontinued Operations	124	439	204	537	783
Income from Discontinued Operations	471	2,308	3,092	4,785	1,567
Net (Loss) Income	(17,202)	(58,458)	(10,429)	20,172	5,804
Loss (Income) Allocated to Noncontrolling Interests	845	8,597	1,621	(2,325)	(706)
Preferred Distributions	(4,800)	(4,800)	(4,800)	(4,800)	(4,800)
Net (Loss) Income applicable to Common Shareholders	$ (21,157)	$ (54,661)	$ (13,608)	$ 13,047	$ 298
Basic (Loss) Income from Continuing Operations applicable to Common Shareholders	$ (0.16)	$ (1.08)	$ (0.31)	$ 0.20	$ (0.05)
Diluted (Loss) Income from Continuing Operations applicable to Common Shareholders [(1)]	(0.16)	(1.08)	(0.31)	0.20	(0.05)
Dividends declared per Common Share	0.20	0.33	0.72	0.72	0.72

	2010	2009	2008	2007	2006
Balance Sheet Data					
Net investment in hotel properties	$ 1,245,851	$ 938,954	$ 982,082	$ 893,297	$ 807,784
Assets Held for Sale	-	21,073	-	-	-
Noncontrolling Interests Common Units	19,410	27,126	34,781	42,845	25,933
Redeemable Noncontrolling Interest	19,894	14,733	18,739	-	-
Noncontrolling Interests Consolidated Joint Ventures	474	267	1,854	1,908	3,092
Shareholder's equity	683,434	302,197	349,963	330,405	331,619
Total assets	1,457,277	1,111,044	1,178,405	1,067,607	968,208
Total debt	694,720	724,551	743,781	663,008	580,542
Debt related to Assets Held for Sale	-	20,892	-	-	-
Other Data					
Funds from Operations [(2)]	$ 31,373	$ (15,912)	$ 31,441	$ 49,823	$ 25,936
Net cash provided by operating activities	$ 46,246	$ 21,532	$ 53,894	$ 59,300	$ 27,217
Net cash used in investing activities	$ (314,358)	$ (8,921)	$ (114,870)	$ (46,027)	$ (413,881)
Net cash provided by (used in) financing activities	$ 322,304	$ (16,904)	$ 64,346	$ (11,262)	$ 388,200
Weighted average shares outstanding					
Basic	134,370,172	51,027,742	45,184,127	40,718,724	27,118,264
Diluted [(1)]	134,370,172	51,027,742	45,184,127	40,718,724	27,118,264

(1) Income allocated to noncontrolling interest in HHLP has been excluded from the numerator and Partnership units have been omitted from the denominator for the purpose of computing diluted earnings per share since the effect of including these amounts in the numerator and denominator would have no impact..

(2) See Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds From Operations” for an explanation of FFO, why we believe FFO is a meaningful measure of our operating performance and a reconciliation of FFO to net income calculated in accordance with GAAP.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain statements appearing in this Item 7 are forward-looking statements within the meaning of the federal securities laws. Our actual results may differ materially. We caution you not to place undue reliance on any such forward-looking statements. See "CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS" for additional information regarding our forward-looking statements.

BACKGROUND

As of December 31, 2010, we owned interests in 77 hotels, many of which are located in clusters around major markets in the Northeastern Corridor, including 62 wholly-owned hotels and interests in 15 hotels owned through consolidated and unconsolidated joint ventures. We have elected to be taxed as a REIT for federal income tax purposes, beginning with the taxable year ended December 31, 1999. For purposes of the REIT qualification rules, we cannot directly operate any of our hotels. Instead, we must lease our hotels to a third party lessee or to a TRS, provided that the TRS engages an eligible independent contractor to manage the hotels. As of December 31, 2010, we have leased all of our hotels to a wholly-owned TRS, a joint venture owned TRS, or an entity owned by our wholly-owned TRS. Each of these TRS entities will pay qualifying rent, and the TRS entities have entered into management contracts with qualified independent managers, including HHMLP, with respect to our hotels. We intend to lease all newly acquired hotels to a TRS. The TRS structure enables us to participate more directly in the operating performance of our hotels. The TRS directly receives all revenue from, and funds all expenses relating to, hotel operations. The TRS is also subject to income tax on its earnings.

OVERVIEW

We believe 2010 was a transformative year for the lodging industry generally, lodging fundamentals in the markets on which we focus, and for our Company in particular. In mid-2008, U.S. lodging demand started to decline as a result of the economic recession, which led industry RevPAR to decline. Throughout 2009, the decrease in lodging demand accelerated, resulting in one of the largest RevPAR declines ever in the modern lodging industry. The economic recession generally, and turmoil in the financial markets in particular, caused credit to significantly tighten, making it more difficult for hotel developers to obtain financing for development projects or for hotels with limited operating history. Early in 2010, fundamentals in the U.S. lodging industry began showing signs of improvement with demand for rooms increasing in many major markets, as general economic indicators began to experience improvement. As a result, the lodging industry experienced increases in occupancy in the early and middle parts of 2010, and with increasing demand, rates began to rebound in the middle and latter parts of the year, particularly in major urban markets such as New York, Boston and Washington, D.C. These positive trends continued, strengthened and expanded to other markets during the latter part of the year, which we expect positions the lodging industry for continued growth in ADR and RevPAR during 2011.

During this same period, we took steps to better position our portfolio and our Company to take advantage of the anticipated economic recovery. During 2010, we accessed the equity capital markets three times, raising a total of approximately $421.7 million in net proceeds from sales of common shares. In late 2010, we refinanced our primary credit facility with a syndicate of eleven major financial institutions, expanding the facility from $135 million to $250 million of total capacity and extending the maturity into late 2013. These improvements to our overall capitalization improved our financial stability and flexibility coming out of the economic downturn.

We simultaneously repositioned our portfolio to focus more on high barrier to entry and major urban markets -- New York and Washington D.C. in particular. In the latter part of 2009 and throughout 2010, we acquired nine hotels -- including five in New York and one in Washington, D.C., bringing our New York City portfolio to 13 hotels comprising a substantial portion of our overall portfolio performance. Already in 2011, we have committed to acquiring a hotel on Capitol Hill in Washington, D.C. During 2010, we also began renovations programs at nine properties, accelerating those projects in our core markets in an effort to take advantage of what we expect to be stronger market conditions and operating fundamentals in the middle to late part of 2011. These efforts to reposition our portfolio are already showing results. As shown on the tables below under "Summary of Operating Results," in 2010, we grew occupancy by 3.3 percentage points, ADR by 7.9% and RevPAR by 13.2% across our consolidated hotels. Increases were similar, but less substantial, across our joint venture portfolio.

As we enter 2011, we believe the improvements in our equity and debt capitalization and repositioning of our portfolio better enables us to capitalize on further improvements in lodging fundamentals. During 2011, we expect continued improvements in ADR, RevPAR and operating margins, led by hotels in our core urban markets of New York, Boston and Washington. We will continue to seek acquisition opportunities in urban centers, central business districts, primary suburban markets and stable secondary markets. In addition, we are looking, and will continue to look, for attractive opportunities to dispose of properties in tertiary markets at favorable prices, potentially redeploying that capital in our focus markets. We do not expect to actively pursue acquisitions made through joint ventures; however, we may seek to buyout, or sell our joint venture interest to, select existing joint venture partners. We do not expect to actively pursue additional development loans or land leases. While property joint ventures, development loans and land leases played an important role in our growth over the last five years, we do not expect them to play the same role in our near-term future.

Although we are planning for continued stabilization and improvement in consumer and commercial spending and lodging demand during 2011, the manner in which the economy will recover is not predictable, and certain core economic metrics, including unemployment, are not rebounding as quickly as many had hoped. In addition, the market for hotel level financing for new hotels is not recovering as quickly as the economy or broader financial markets. As a result, there can be no assurances that we will be able to grow hotel revenues, occupancy, ADR or RevPAR at our properties as we hope. Further, we cannot assure that we will not experience defaults under our development loans. The lack of financing for our borrowers and potential buyers may result in borrower defaults or prevent borrowers or us from disposing of properties held for sale. Factors that might contribute to less than anticipated performance include those described under the heading "Item 1A. Risk Factors" and other documents that we may file with the SEC in the future. We will continue to cautiously monitor recovery in lodging demand and rates, our third party hotel managers, our remaining portfolio of hotel development loans and our performance generally.

SUMMARY OF OPERATING RESULTS

The following table outlines operating results for the Company's portfolio of wholly owned hotels and those owned through joint venture interests that are consolidated in our financial statements for the three years ended December 31, 2010, 2009 and 2008:

CONSOLIDATED HOTELS:

	Year Ended 2010	Year Ended 2009	2010 vs. 2009 % Variance	Year Ended 2008	2009 vs. 2008 % Variance
Rooms Available	2,747,788	2,379,919	15.5%	2,242,629	6.1%
Rooms Occupied	1,941,862	1,603,264	21.1%	1,609,950	-0.4%
Occupancy	70.67%	67.37%	3.3%	71.79%	-4.4%
Average Daily Rate (ADR)	$ 136.27	$ 126.23	7.9%	$ 140.51	-10.2%
Revenue Per Available Room (RevPAR)	$ 96.30	$ 85.04	13.2%	$ 100.87	-15.7%
Room Revenues	$ 264,609,257	$ 202,386,640	30.7%	$ 226,219,989	-10.5%
Hotel Operating Revenues	$ 277,707,839	$ 212,352,643	30.8%	$ 236,246,808	-10.1%

The following table outlines operating results for the three years ended December 31, 2010, 2009 and 2008 for hotels we own through an unconsolidated joint venture interest. These operating results reflect 100% of the operating results of the property including our interest and the interests of our joint venture partners and other noncontrolling interest holders. This table excludes the operations of the Hilton Garden Inn, Glastonbury, CT and Homewood Suites, Glastonbury, CT. On January 1, 2010, we acquired our joint venture partner's membership interest in PRA Glastonbury, LLC, the owner of the Hilton Garden Inn, Glastonbury, CT, and this hotel became one of our wholly-owned hotels. As a result of this transaction, our joint venture partner acquired our membership interest in PRA Suites at Glastonbury, LLC, the owner of the Homewood Suites, Glastonbury, CT. In addition, this table excludes the operations of the Courtyard South Boston, MA. On April 13, 2010, this hotel became one of our consolidated joint venture properties due to our acquisition of the mortgage note secured by Courtyard South Boston, MA. The acquisition of this mortgage note caused us to be the primary beneficiary of the joint venture that owns the Courtyard South Boston, MA.

UNCONSOLIDATED JOINT VENTURES:

	Year Ended 2010	Year Ended 2009	2010 vs. 2009 % Variance	Year Ended 2008	2009 vs. 2008 % Variance
Rooms Available	797,160	797,157	0.0%	963,892	-17.3%
Rooms Occupied	537,686	510,739	5.3%	677,485	-24.6%
Occupancy	67.45%	64.07%	3.4%	70.29%	-6.2%
Average Daily Rate (ADR)	$ 136.76	$ 134.61	1.6%	$ 146.91	-8.4%
Revenue Per Available Room (RevPAR)	$ 92.24	$ 86.24	7.0%	$ 103.26	-16.5%
Room Revenues	$ 73,532,283	$ 68,750,708	7.0%	$ 99,530,317	-30.9%
Total Revenues	$ 94,826,036	$ 90,020,445	5.3%	$ 127,874,193	-29.6%

RevPAR for the year ended December 31, 2010 increased 13.2% for our consolidated hotels and increased 7.0% for our unconsolidated hotels when compared to the same period in 2009. This represents a growth trend in RevPAR experienced during the year ended December 31, 2010 over the same period in 2009. This growth trend in RevPAR is primarily due to improving economic conditions in 2010 and the acquisition of hotel properties in 2010 that are accretive to RevPAR.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2010 TO DECEMBER 31, 2009
(dollars in thousands, except per share data)

Revenue

Our total revenues for the year ended December 31, 2010 consisted of hotel operating revenues, interest income from our development loan program, and other revenues. Hotel operating revenues are recorded for wholly owned hotels that are leased to our wholly owned TRS and hotels owned through joint venture interests that are consolidated in our financial statements. Hotel operating revenues increased $65,356, or 30.8%, from $212,352 for the year ended December 31, 2009 to $277,708 for the same period in 2010. This increase in hotel operating revenues was primarily attributable to the acquisitions consummated in 2010 and 2009.

We acquired interests in the following six consolidated hotels which contributed the following operating revenues for the year ended December 31, 2010:

Brand	Location	Acquisition Date	Rooms	Hotel Operating Revenues
Hilton Garden Inn	Glastonbury, CT	January 1, 2010	150	5,046
Hampton Inn	Times Square, NY	February 9, 2010	184	11,188
Candlewood Suites	Times Square, NY	February 9, 2010	188	9,215
Holiday Inn Express	Times Square, NY	February 9, 2010	210	12,278
Holiday Inn	Wall Street, NY	May 7, 2010	113	4,496
Hampton Inn	Washington, DC	September 1, 2010	228	3,923
			1,073	$ 46,146

Revenues for all hotels were recorded from the date of acquisition as hotel operating revenues. Further, hotel operating revenues for the year ended December 31, 2010 included revenues for a full year related to two hotels that were purchased during the year ended December 31, 2009. Hotels acquired during the year ended December 31, 2009 would have a full year of results included in the year ended December 31, 2010 but not necessarily a full year of results during the same period in 2009. We acquired interests in the following two consolidated hotels during the year ended December 31, 2009:

Brand	Location	Acquisition Date	Rooms	2010 Hotel Operating Revenues	2009 Hotel Operating Revenues
Hilton Garden Inn	TriBeCa, New York, NY	May 1, 2009 *	151	$ 11,675	$ 6,761
Hampton Inn & Suites	West Haven, CT	November 4, 2009	98	2,746	374
			249	$ 14,421	$ 7,135

*We acquired a 49% interest in the entity that owns the property on May 1, 2009 and acquired the remaining 51% interest on June 30, 2009.

In addition, our existing portfolio experienced improvement in ADR and occupancy during the year ended December 31, 2010 when compared to the same period in 2009. Occupancy in our consolidated hotels increased 340 basis points from approximately 67.4% during the year ended December 31, 2009 to approximately 70.7% for the same period in 2010. ADR improved 7.9%, increasing from $126.23 for the year ended December 31, 2009 to $136.27 during the same period in 2010. These improvements were due to improvements in lodging trends in the markets in which we operate.

We have invested in hotel development projects by providing mortgage or mezzanine financing to hotel developers and through the acquisition of land that is then leased to hotel developers. Interest income is earned on our development loans at rates ranging between 10.0% and 20.0%. Interest income from development loans receivable was $4,686 for the year ended December 31, 2010 compared to $7,411 for the same period in 2009. The decrease in interest income from development loans receivable was due to a decrease in the average balance of development loans receivable outstanding in 2010 due primarily to the settlement of $7.0 million in development loans receivable which was converted into equity in a hotel acquisition. Also contributing to the decrease in interest income from development loans was the impairment of certain loans in 2009.

As hotel developers are engaged in constructing new hotels or renovating existing hotels the hotel properties are typically not generating revenue. It is common for the developers to require construction type loans to finance the projects whereby interest incurred on the loan is not paid currently; rather it is added to the principal borrowed and repaid at maturity. On June 30, 2009, we amended four development loans, with an aggregate principal balance of $40,000 prior to the amendment, to allow the borrower to elect, quarterly, to pay accrued interest in-kind by adding the accrued interest to the principal balance of the loan. As a result, $5,653 in accrued interest on these loans was added to principal since July 1, 2009.

Of the $41,653 in development loans receivable outstanding as of December 31, 2010, $8,000, or 19.2%, is invested in hotels that are currently operating and generating revenue and $33,653, or 80.8%, is invested in hotel construction projects with significant progress made toward completion.

Other revenue consists primarily of fees earned for asset management services provided to properties owned by certain of our unconsolidated joint ventures and land lease revenue. These fees are earned as a percentage of the revenues of the unconsolidated joint ventures' hotels. Other revenues decreased from $1,981 for the year ended December 31, 2009 to $381 during the year ended December 31, 2010 primarily due to the exit of our two remaining land leases. Because of the economic challenges facing hotel development projects, especially those that are in the early phase of development, we decided during the quarter ended September 30, 2009 to exit our two remaining land leases and dispose of the related land parcels.

Expenses

Total hotel operating expenses increased 27.7% to approximately $158,717 for the year ended December 31, 2010 from $124,294 for the year ended December 31, 2009. Consistent with the increase in hotel operating revenues, hotel operating expenses increased primarily due to the acquisitions consummated since the comparable period in 2009, as mentioned above. The acquisitions also resulted in an increase in depreciation and amortization from $43,187 for the year ended December 31, 2009 to $52,012 for the year ended December 31, 2010. Similarly, real estate and personal property tax and property insurance increased $5,275, or 37.5%, in the year ended December 31, 2010 when compared to the same period in 2009 due to numerous New York acquisitions which carry a high tax rate along with a general overall increase in tax assessments and tax rates as the economy improves.

General and administrative expense increased by approximately $4,372 from $5,891 in 2009 to $10,263 in 2010. Discretionary incentive compensation related to the 2009 fiscal year was determined subsequent to December 31, 2009. As result, incentive compensation of $1,256 earned for the year ended December 31, 2009 was recorded in 2010. Incentive compensation of $1,720 earned for the year ended December 31, 2010 was accrued in the fourth quarter of 2010. In addition, compensation expense increased in 2010 due to increases in employee headcount and increases in base compensation.

Non-cash stock based compensation expense increased $4,506 when comparing the year ended December 31, 2010 to the same period in 2009. In August of 2009, our Compensation Committee established a performance share award program which resulted in $725 in compensation expense during the year ended December 31, 2010 and $140 in compensation expense during the same period in 2009. In April of 2010, our Compensation Committee adopted an annual long term equity incentive program and a multi-year long term equity incentive program. Non-cash compensation expense of $3,397 was recorded in 2010 related to these two programs. Please refer to "Note 9 – Share Based Payments" of the notes to the consolidated financial statements for more information about our stock based compensation.

Included in operating expenses for the year ended December 31, 2009 was an impairment charge of $17,703 recorded on two parcels of land and a hotel. During the year ended December 31, 2010 we determined an additional impairment charge of $2,433 was incurred on one of these parcels of land and the hotel as conditions in these specific markets worsened. Also during the year ended December 31, 2009, we determined that two of our development loans were permanently impaired and, accordingly, we recorded an impairment charge for the remaining principal on these loans in the aggregate amount of $21,408.

Acquisition and terminated transaction costs increased $4,499 from $328 for the year ended December 31, 2009 to $4,827 for the year ended December 31, 2010 due to acquisitions consummated during period ended December 31, 2010. Of these costs incurred, $3,269 related to our acquisition of three hotels acquired in the vicinity of Times Square in New York, NY, $21 related to our acquisition of the Hilton Garden Inn, Glastonbury, CT, $174 related to our acquisition of the Holiday Inn Wall Street in New York, NY, and $1,196 related to our acquisition of the Hampton Inn, Washington, D.C. The remaining costs related to transactions that were terminated during the year. Two acquisitions were consummated during the same period in 2009. Acquisition costs typically consist of transfer taxes, legal fees and other costs associated with acquiring a hotel property.

Unconsolidated Joint Venture Investments

Our interest in the income from unconsolidated joint ventures was $2,257 for the year ended December 31, 2010 compared to a loss of $7,190 for the same period in 2009. Our income from unconsolidated joint ventures for the period ended December 31, 2010 was due, in part, to a $1,818 gain recognized from the remeasurement of our interest in PRA Glastonbury, LLC the owner of the Hilton Garden Inn, Glastonbury, CT, upon our acquisition of our joint venture partner's 52.0% interest in the venture. In addition, we recorded a $2,190 gain recognized from the remeasurement of our interest in Hiren Boston, LLC, the owner of the Courtyard South Boston, MA. Included in the loss from unconsolidated joint ventures for the year ended December 31, 2009 was an impairment charge of $4,541. Please refer to "Note 3 – Investment in Unconsolidated Joint Ventures" of the notes to the consolidated financial statements for the year ended December 31, 2010 and 2009 for more information about the remeasurement of our interests in PRA Glastonbury, LLC and Hiren Boston, LLC. RevPAR for our unconsolidated hotel portfolio increased 7.0% during the year ended December 31, 2010 when compared to the year ended December 31, 2009, which contributed to the increase in income from unconsolidated joint ventures.

Net Income/Loss

Net loss applicable to common shareholders for the year ended December 31, 2010 was $21,157 compared to net loss applicable to common shareholders of $54,661 for the same period in 2009. This improvement was driven primarily by an increase in operating income. Operating income for the year ended December 31, 2010 was $27,165 compared to operating loss of $8,436 during the same period in 2009. We recorded a gain of $1,869 on the disposition of hotel properties during the year ended December 31, 2009, compared to a $347 gain during the same period in 2010.

Interest expense increased $685 from $45,183 for the year ended December 31, 2009 to $45,868 for the year ended December 31, 2010. Overall, interest expense has remained consistent with our steady debt balance throughout 2010. We incurred $932 of loss on the extinguishment of $54,684 of mortgage indebtedness and notes payable. Proceeds from equity offerings consummated during the year were used to extinguish this debt. The loss on the extinguishment of debt related primarily to write-off of remaining unamortized deferred financing costs at the time of the extinguishment.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2009 TO DECEMBER 31, 2008
(dollars in thousands, except per share data)

Revenue

Our total revenues for the year ended December 31, 2009 consisted of hotel operating revenues, interest income from our development loan program, and other revenue. Hotel operating revenues are recorded for wholly owned hotels that are leased to our wholly owned TRS and hotels owned through joint venture interests that are consolidated in our financial statements. Hotel operating revenues decreased $23,895, or 10.1%, from $236,247 for the year ended December 31, 2008 to $212,352 for the same period in 2009. This decrease resulted from decreases in both ADR and occupancy. ADR decreased 10.2% from $140.51 for year ended December 31, 2008 to $126.23 during the same period in 2009. Our occupancy rate decreased 439 basis points from approximately 71.8% during the year ended December 31, 2008 to approximately 67.4% for the same period in 2009.

The decrease in hotel operating revenues was only partially offset by the additional hotel operating revenues attributed to the following acquisitions consummated during the year ended December 31, 2009:

Brand	Location	Acquisition Date	Rooms	2009 Hotel Operating Revenues
Hilton Garden Inn	TriBeCa, New York, NY	May 1, 2009 *	151	$ 6,761
Hampton Inn & Suites	West Haven, CT	November 4, 2009	98	374
			249	$ 7,135

*We acquired a 49% interest in the entity that owns the property on May 1, 2009 and acquired the remaining 51% interest on June 30, 2009.

Revenues for both hotels were recorded from the date of acquisition as hotel operating revenues. Further, hotel operating revenues for the year ended December 31, 2009 included revenues for a full year related to six hotels that were purchased during the year ended December 31, 2008. Hotels acquired during the year ended December 31, 2008 would have a full year of results included in the year ended December 31, 2009 but not necessarily a full year of results during the same period in 2008.

We acquired interests in the following six consolidated hotels during the year ended December 31, 2008:

Brand	Location	Acquisition Date	Rooms	2009 Hotel Operating Revenue	2008 Hotel Operating Revenue
Duane Street Hotel (TriBeCa)	New York, NY	1/4/2008	45	$ 2,836	$ 3,688
TownePlace Suites	Harrisburg, PA	5/8/2008	107	2,440	1,755
Sheraton Hotel	JFK Airport, Jamaica, NY	6/13/2008	150	7,869	3,931
Holiday Inn Express	Camp Springs, MD	6/26/2008	127	2,587	1,313
nu Hotel	Brooklyn, NY	7/7/2008*	93	4,488	2,314
Hampton Inn & Suites	Smithfield, RI	8/1/2008	101	2,033	848
			623	$ 22,253	$ 13,849

* The property was purchased on January 14, 2008 but did not open for business until July 7, 2008.

We have invested in hotel development projects by providing mortgage or mezzanine financing to hotel developers and through the acquisition of land that is then leased to hotel developers. Interest income is earned on our development loans at rates ranging between 10.0% and 20.0%. Interest income from development loans receivable was $7,411 for the year ended December 31, 2009 compared to $7,890 for the same period in 2008. The decrease in interest income from development loans receivable was due to a decrease in the average balance of development loans receivable outstanding in 2009 and cessation of interest accrual on certain loans that were deemed to be impaired, which resulted in a $98, or 32.0% decrease in interest income.

On June 30, 2009, we amended four development loans, with an aggregate principal balance of $40,000 prior to the amendment, to allow the borrower to elect, quarterly, to pay accrued interest in-kind by adding the accrued interest to the principal balance of the loan. As a result, $4,502 in accrued interest on these loans was added to principal for the year ended December 31, 2009.

We monitor our development loan portfolio for indications of impairment considering the current economic environment, the borrowers' access to other sources of financing to complete their hotel development projects, and the borrowers ability to repay amounts owed to us through the operation or eventual sale of the properties being financed by our loans receivable. Based on our reviews, we determined that our development loans to Brisam East 52, LLC and Brisam Greenwich, LLC, which were secured by the equity interest in each entity, were permanently impaired as of December 31, 2009. We ceased accruing interest on these two loans effective July 1, 2009.

During the year ended December 31, 2008, we recorded an impairment charge for one of our development loans to an unaffiliated developer for the remaining principal of $18,748, which is net of unamortized discount and loan fees in the amount of $1,252. The loan was deemed to be fully impaired when the developer was unable to obtain additional construction financing to complete the project and consequently defaulted under his senior mortgage loan. The project, located in Brooklyn, NY, was to include hotel, residential and retail components, however, the land acquisition financing and our loan were not sufficient to fund the ongoing construction. A receivable for uncollected interest income of $569, which is net of unrecognized deferred loan fees of $143, was also recorded as an impairment charge. In connection with the development loan, we also hold an option to acquire an interest in the hotel upon completion of the development project. This option was valued at $1,687 at its inception and is deemed to be fully impaired. The total impairment charge recorded during the year ended December 31, 2008 related to this development loan and option was $21,004.

Of the $46,094 in development loans receivable outstanding as of December 31, 2009, $15,000, or 32.5%, is invested in hotels that are currently operating and generating revenue and $31,094, or 67.5%, is invested in hotel construction projects with significant progress made toward completion. We have written off and no longer reflect any value for development loans to hotel development projects that are in the early phase of development where development has been limited to land acquisition and site preparation.

Other revenue consists primarily of fees earned for asset management services provided to properties owned by certain of our unconsolidated joint ventures. These fees are earned as a percentage of the revenues of the unconsolidated joint ventures' hotels. Other revenues decreased from $3,984 for the year ended December 31, 2008 to $1,981 during the year ended December 31, 2009 primarily due to a decrease in asset management as a result of declining revenues at properties owned by certain of our unconsolidated joint ventures.

Expenses

Total hotel operating expenses decreased 7.1% to approximately $124,294 for the year ended December 31, 2009 from $133,762 for the year ended December 31, 2008. As a result of declining hotel operating revenues, our hotel operators implemented cost reduction and cost containment initiatives to reduce hotel operating expenses. Decreases in our hotel operating expenses resulting from lower occupancies and our operators cost reduction initiatives were partially offset by increases in hotel operating expenses due to the acquisitions consummated since January 1, 2008, as mentioned above. The acquisitions also resulted in an increase in depreciation and amortization from $38,989 for the year ended December 31, 2008 to $43,187 for the year ended December 31, 2009. Similarly, real estate and personal property tax and property insurance increased $1,501, or 12.0%, in the year ended December 31, 2009 when compared to the same period in 2008.

General and administrative expense decreased by approximately $1,317 from $7,208 in 2008 to $5,891 in 2009. As of December 31, 2009, discretionary incentive compensation related to 2009 fiscal year had not been determined and, accordingly, no expense had been accrued. General and administrative expense for the year ended December 31, 2008 included a charge of $1,253 for incentive compensation related to the 2008 fiscal year. Non-cash stock based compensation expense increased $641 when comparing the year ended December 31, 2009 to the same period in 2008 as a result of increased vesting of restricted shares and performance shares issued and earned during the year ended December 31, 2009.

Unconsolidated Joint Venture Investments

For the year ended December 31, 2009, we recorded $7,190 in loss from unconsolidated joint ventures compared to $517 in loss from unconsolidated joint ventures for the same period in 2008.

Included in the loss from unconsolidated joint ventures for the year ended December 31, 2009 was an impairment charge of $4,541. Through our investment in Hiren Boston, LLC joint venture, we have a 50% interest the Courtyard, South Boston, MA. We determined that our interest in this hotel was impaired and, as of December 31, 2009, we recorded an impairment loss of approximately $3,500 which represents our entire investment in the hotel. Through our investment in PRA Suites at Glastonbury, LLC joint venture, we have a 48% interest in the Homewood Suites, Glastonbury, CT. In 2009, we entered into an agreement to transfer our interest in this hotel to our joint venture partner as partial consideration for the purchase of our joint venture partner's 52% interest in PRA Glastonbury, LLC, the owner of the Hilton Garden Inn, Glastonbury, CT. This transaction closed effective January 1, 2010. We determined that the carrying value of our interest in the Homewood Suites, Glastonbury, CT exceeded fair value and, as of December 31, 2009, we recorded an impairment loss of $1,041. As a result of this transaction, as of January 1, 2010 we own a 100% interest in the Hilton Garden Inn, Glastonbury, CT and have no remaining interest in the Homewood Suites, Glastonbury, CT. The purchase of the Hilton Garden Inn, Glastonbury, CT in 2010 resulted in a $1,818 gain as a result of applying purchase accounting and the subsequent remeasurement of our previously held 48% interest was recorded in the first quarter of 2010.

Through our investment in the Mystic Partners, LLC joint venture, we have an 8.8% interest in the Hilton Hotel in Hartford, CT. In 2008, we determined that our interest in this hotel was impaired. As of December 31, 2008, we recorded an impairment loss of approximately $1,890 which represents our entire investment in the hotel.

For the year ended December 31, 2009, loss from our investment in unconsolidated joint ventures, excluding the impairment charges noted above, was $2,649. This compares to income from our investment in unconsolidated joint ventures, excluding the impairment charges noted above, of $1,373 for the same period in 2008. This decrease was the result of deteriorating revenues in the hotels owned by our unconsolidated joint ventures. The operating factors impacting the results of our hotels owned by our unconsolidated joint ventures are consistent with those described above in the discussion of our consolidated hotels, and include declining ADR, occupancy and RevPAR.

Net Income/Loss

Net loss applicable to common shareholders for year ended December 31, 2009 was $54,661 compared to net loss applicable to common shareholders of $13,608 for the same period in 2008.

Operating loss for the year ended December 31, 2009 was $8,436 compared to operating income of $31,677 during the same period in 2008. The $40,113, or 126.6%, decrease in operating income was primarily the result of the impairment charge of $21,408 related to our investment in a development loan and an option to acquire the hotel property upon completion, noted above.

Also contributing to the net loss recorded during the year ended December 31, 2009 was an impairment charge of $17,703 recorded on two parcels of land and a hotel, each of which is classified as held for sale as of December 31, 2009. Due to the economic challenges facing hotel development projects, especially those that are in the early phase of development, we decided during the quarter ended September 30, 2009 to exit our two remaining land leases and dispose of the related land parcels. Effective July 1, 2009, we ceased accruing rents under these leases. We determined that the carrying value of the land exceeded fair value and we recorded an impairment of $14,545. We also determined that accrued rents under the leases were uncollectible and accrued rents receivable of $1,579 was expensed during the year ended December 31, 2009. In addition, we committed to a plan to sell one of our hotels and determined that carrying value of this property exceeded fair value by $1,558 which was recorded as an impairment charge during the year ended December 31, 2009.

In addition, we recorded a gain of $2,888 on the disposition of hotel properties during the year ended December 31, 2008, compared to a $1,869 gain during the same period in 2009.

Interest expense increased $1,877 from $43,306 for the year ended December 31, 2008 to $45,183 for the year ended December 31, 2009. The increase in interest expense is the result of mortgages placed on newly acquired properties and increased average balances on our line of credit.

LIQUIDITY, CAPITAL RESOURCES, AND EQUITY OFFERINGS
(dollars in thousands, except per share data)

Debt and Equity Offerings

The ability to originate or refinance existing loans has become and continues to be very restrictive for all borrowers, even for those borrowers that have strong balance sheets. While we maintain a portfolio of what we believe to be high quality assets and we believe our leverage to be at acceptable levels, the market for new debt origination and refinancing of existing debt remains challenging and visibility on the length of debt terms, the loan to value parameters and loan pricing on new debt originations is limited.

Our organizational documents do not limit the amount of indebtedness that we may incur. In the current economic environment, the fair market value of certain of our hotel properties may have declined causing some of our indebtedness to exceed the percentage of an individual hotel property's fair market value our Board of Trustees intended at the time we acquired the property.

Our ability to incur additional debt is dependent upon a number of factors, including the current state of the overall credit markets, our degree of leverage and borrowing restrictions imposed by existing lenders. Our ability to raise funds through the issuance of debt and equity securities is dependent upon, among other things, capital market volatility, risk tolerance of investors, general market conditions for REITs and market perceptions related to the Company's ability to generate cash flow and positive returns on its investments.

Prior to November 5, 2010, we maintained a revolving credit facility with a syndicate of lenders that had committed up to $135,000. On November 5, 2010, we entered into a new revolving credit facility, which provides for a revolving line of credit in the principal amount of up to $250,000. Our previous line of credit, which allowed for borrowings of up to $135,000 was replaced by this new line, and the new line of credit allows us additional borrowing capacity for future acquisitions and working capital. As of December 31, 2010, we had $46,000 in borrowings under the line of credit and $6,927 in letters of credit outstanding under this facility resulting in a remaining borrowing capacity under the line of credit of $197,073. The new line of credit expires on November 5, 2013 and includes an extension of the maturity date until November 5, 2014 at the sole discretion of the lenders. We intend to repay indebtedness incurred under the new line of credit from time to time, for acquisitions or otherwise, out of cash flow from operations and from the proceeds of issuances of additional common shares and other securities. For additional information regarding our revolving credit facility, including important terms, covenants and financial ratios, see "Note 6 – Debt" in our consolidated financial statements included herein.

We will continue to monitor our debt maturities to manage our liquidity needs. However, no assurances can be given that we will be successful in refinancing all or a portion of our future debt obligations due to factors beyond our control or that, if refinanced, the terms of such debt will not vary from the existing terms. As of December 31, 2010, we have $17,861 coming due on or before December 31, 2011. We currently expect that cash requirements for all debt that is not refinanced by our existing lenders will be met through a combination of cash on hand, refinancing the existing debt with new lenders, draws on our credit facility and issuing public debt or equity.

During 2010, we completed three public offerings, in which 108,100,000 common shares were sold by us through several underwriters for net proceeds to us of approximately $421,734 before the payment of offering-related expenses. Immediately upon closing of each offering, we contributed all of the net proceeds of the offering to HHLP in exchange for additional common units of limited partnership in HHLP, or Common Units. Aggregate offering-related expenses associated with these three offerings were approximately $1,293, resulting in net proceeds after expenses of $420,441.

Development Loans Receivable

The current borrowing environment has made it difficult for our development loan borrowers to obtain or renew construction financing to complete certain hotel development projects for which we have provided development loan financing. As of December 31, 2010, we have $41,653 in development loan principal receivable and $3,013 in accrued interest receivable on these loans.

Each of these loans matures at some time within the next twelve to eighteen months. Most of our development loans have options to extend the maturity of the loan for periods up to three years from the original maturity date of the loan. Each of these development loans also provides us with a right of first offer on hotels constructed through the development loan program. We expect most development loan borrowers to take advantage of these extension options. In addition, we may convert the principal and interest due to us on those development loans that are not extended into equity interests in the hotels developed allowing us to acquire new hotel properties without a significant additional outlay of cash.

In addition, the contractual terms of two development loans allow borrowers the option to add accrued interest to the loan principal in lieu of making current interest payments. As a result of these amendments, $2,559 of accrued interest was added to loan principal for year ended December 31, 2010. We do not expect the payments of principal or accrued interest on the development loans to be a significant source of liquidity over the next twelve to eighteen months.

Acquisitions

On January 1, 2010, we acquired our joint venture partner's 52% membership interest in PRA Glastonbury, LLC, the owner of the Hilton Garden Inn, Glastonbury, CT, and this hotel became one of our wholly-owned hotels.

On February 9, 2010, we completed the acquisition of a Hampton Inn, a Holiday Inn Express and a Candlewood Suites located in the area of Times Square, New York, NY. The total purchase price for the three hotels was $166,089 and consisted of $160,500 in cash, $290 in franchise fees and 1,451,613 Common Units. In addition, we paid closing costs of $3,228 and acquired approximately $63 in net working capital assets. Cash required for this acquisition was generated primarily from the net proceeds of our recently completed public offering of common shares and borrowings under our line of credit.

On May 7, 2010, we entered into a contribution agreement with an unrelated third party and closed on the acquisition of 100% of the membership interests in Maiden Hotel LLC, the owner of the Wall Street Holiday Inn, New York, NY. The aggregate purchase price paid for the membership interests in Maiden Hotel LLC was approximately $34,876. The purchase price paid included the issuance of 200,000 Common Units, valued at $957, the settlement of $7,839 of existing mezzanine financing and accrued interest income, $57 in franchise fees and the payment of approximately $26,023 in cash provided, in part, from borrowings under our existing line of credit. Upon completion of the acquisition of the membership interests, the hotel owned by Maiden Hotel LLC was unencumbered of debt. In addition, we paid closing costs of $151 and acquired approximately $511 in net working capital.

On September 1, 2010, we entered into a purchase and sale agreement with an unrelated third party and closed on the acquisition of Hampton Inn, Washington, DC. The total purchase price for this hotel was $73,096 and consisted of $72,988 in cash and $108 in franchise fees. In addition, we paid closing costs of $1,188 and acquired approximately $304 in net working capital assets.

On December 28, 2010, we closed on the acquisition of a parcel of land which included a multi-story vacant hotel building with an unrelated third party in New Castle, DE. The total purchase price for this hotel was $15,301, which was paid in cash. We have begun the process of converting this hotel building into a Sheraton. The conversion is currently budgeted at $5.5 million and has an estimated completion date of June 2011.

Purchase agreements related to the Holiday Inn Express, Camp Springs, MD and Hampton Inn and Suites, Smithfield, RI hotels contained certain earn-out provisions that entitled the seller to a payment based on operating metrics of the hotel properties. As of December 31, 2010, the earnout period expired for these properties. These properties did not meet the required net operating income thresholds established in the properties' purchase agreements. As such, no amounts were paid or are payable to the sellers under these earn-out provisions.

We intend to invest in additional hotels only as suitable opportunities arise and adequate sources of financing are available. We expect that future investments in hotels will depend on and will be financed by, in whole or in part, our existing cash, the proceeds from additional issuances of common or preferred shares, issuances of Common Units, issuances of preferred units or other securities or borrowings.

Operating Liquidity and Capital Expenditures

We expect to meet our short-term liquidity requirements generally through net cash provided by operations, existing cash balances and, if necessary, short-term borrowings under our line of credit. We believe that the net cash provided by operations in the coming year will be adequate to fund the Company's operating requirements, monthly recurring debt service and the payment of dividends in accordance with REIT requirements of the federal income tax laws.

Beginning with our dividend declaration in the second quarter of 2009, the Company reduced its quarterly dividend payment by approximately 72% in order to preserve cash. As noted above, we issued common shares in public offerings and issued Common Units in connection with our acquisition of hotel properties. Assuming we continue to make distributions to our common shareholders and common unitholders at our current rate and assuming no additional common shares or common units are issued, these distributions would approximate $35,325 over the next twelve months. We cannot guarantee that we will continue to make distributions to our shareholders at the current rate or at all. While, due to the seasonality of our business, cash provided by operating activities fluctuates significantly from quarter to quarter, we believe, based on our current estimates, which include the addition of cash provided by hotels acquired in 2010, that our cash provided by operating activities will be sufficient over the next twelve months to fund the payment of our dividend at its current level. However, our Board of Trustees continues to evaluate the dividend policy in the context of our overall liquidity and market conditions and may elect to further reduce or suspend these distributions. Cash provided by operating activities for the year ended December 31, 2010 was $46,246 and cash used for the payment of distributions and dividends for the year ended December 31, 2010 was $30,253.

Owning hotels is a capital intensive enterprise. Hotels are expensive to acquire or build and require regular significant capital expenditures to satisfy guest expectations. However, even with current depressed cash flows, we project that our operating cash flow and credit facility will be sufficient to satisfy almost all of our liquidity and other capital needs over the next twelve to eighteen months.

We make available to the TRS Lessees of our hotels 4% (6% for full service properties) of gross revenues per quarter, on a cumulative basis, for periodic replacement or refurbishment of furniture, fixtures and equipment at each of our hotels. We believe that this reserve is a prudent estimate for future capital expenditure requirements. During 2009, our hotel managers had implemented a policy of limiting capital expenditures to only those projects that impact safety to our guests or preserve the value of our hotel assets. As economic conditions have improved, we have begun to fund addition capital expenditures, including the lobby renovation of several of our hotels. In addition, we completed a renovation converting two of our existing adjoining hotel properties in King of Prussia, PA into one Hyatt Place during the third quarter of 2010. The total cost to complete this conversion was approximately $6,471, net of $1,200 received from the franchisor upon the completion of the conversion. The renovations were completed and the hotel opened on August 17, 2010. The cash required to complete this project was provided by cash from our equity offerings and operations, as well as borrowings under credit facility.

We have increased our spending on capital improvements during the year ended December 31, 2010 when compared to the same period in 2009. During the year ended December 31, 2010 we spent $10,328 on capital expenditures to renovate, improve or replace assets at our hotels. This compares to $6,138 during the same period in 2009. Our increase in capital expenditures is a result of complying with brand mandated improvements and initiating projects that we believe will generate a return on investment as we enter a period of recovery in the lodging sector. We expect further expansion of our capital expenditures in 2011 in an effort to invest in projects that we believe will generate additional returns as economic conditions improve. We may spend amounts in excess of the obligated amounts if necessary to comply with the reasonable requirements of any franchise license under which any of our hotels operate and otherwise to the extent we deem such expenditures to be in our best interests. We are also obligated to fund the cost of certain capital improvements to our hotels. We will use undistributed cash or borrowings under credit facilities to pay for the cost of capital improvements and any furniture, fixture and equipment requirements in excess of the set aside referenced above.

CASH FLOW ANALYSIS
(dollars in thousands, except per share data)

Comparison of Year Ended December 31, 2010 to Year Ended December 31, 2009

Net cash provided by operating activities for the year ended December 31, 2010, and 2009, was $46,246 and $21,532, respectively. Primarily as a result of our acquisitions and improving ADR and occupancy at our wholly owned hotel properties, income before gain on disposition of hotel properties, impairment charges, depreciation and amortization, debt extinguishment and stock based compensation increased $24,495 during the year ended December 31, 2010 when compared to the same period in 2009.

Net cash used in investing activities for the year ended December 31, 2010 increased $305,437, from $8,921 in the year ended December 31, 2009 compared to $314,358 for the year ended December 31, 2010. During the year ended December 31, 2010, we used $280,731 to acquire seven properties. This compares to just $9,315 to acquire two properties during the same period in 2009. We have also funded $6,471 in construction costs for the conversion of two of our existing adjoined hotels into a Hyatt Place and a $5,500 deposit for the acquisition of hotel properties. In addition, we invested $13,750 to purchase a mortgage loan secured by the Courtyard by Marriott, located in South Boston, MA, a hotel which is owned by a joint venture in which we have a 50%

ownership interest. Offsetting these increases in cash used in investing activities was a decrease of $2,000 in cash used to invest in development loans receivable for the year ended December 31, 2010 when compared to the same period in 2009.

Net cash provided by financing activities for the year ended December 31, 2010 was $322,304 compared to cash used in financing activities of $16,904 during the same period in 2009. During the year ended December 31, 2010, we issued 108,100,000 common shares resulting in net proceeds of $420,441. Net repayments under our credit facility were $33,200 during the year ended December 31, 2010 compared to net repayments of $9,221 during the same period in 2009. Net repayments of our mortgages and notes payable were $30,274 during the year ended December 31, 2010 compared to net proceeds of $2,923 during the same period in 2009.

Comparison of Year Ended December 31, 2009 to Year Ended December 31, 2008

Net cash provided by operating activities for the year ended December 31, 2009, and 2008, was $21,532 and $53,894, respectively. Primarily as a result of declining ADR and occupancy at our wholly owned hotel properties, income before impairment charges, depreciation and amortization, and debt extinguishment decreased $27,380 during the year ended December 31, 2009 when compared to the same period in 2008. In addition, the modification of four development loans to allow borrowers the option to add accrued interest to the loan principal in lieu of making current interest payments resulted in $3,253 in current year development loan interest income that was added to principal and is not currently a source of operating cash. Cash from operating activities of $3,770 has also been used to fund increases in our escrow deposits. The increase in our escrow deposits is a result of reduced access to these funds due to decreases in our capital expenditures.

Net cash used in investing activities for the year ended December 31, 2009 decreased $105,949, from $114,870 in the year ended December 31, 2008 to $8,921 for the year ended December 31, 2009. During the year ended December 31, 2008, we acquired six properties for a total purchase price of $115,859, including the assumption of $30,790 in mortgage debt, the issuance of a $500 note payable, the assumption of $318 of operating liabilities and the issuance of units in our operating partnership valued at $21,624 resulting in net cash paid for acquisitions of $63,626. During the same period in 2009, we acquired two properties for a total purchase price of $80,000, including the assumption of $37,524 in mortgage debt, the assumption of $3,043 of operating liabilities, the conversion of $20,000 in development loans and accrued interest, the conveyance of land and accrued rent receivable with a net value of $10,118 and cash held back at settlement of $1,200 resulting in net cash paid for acquisitions of $9,315. We used $1,200 of the cash held back at settlement to facilitate the conveyance of land to the seller of the property during the year ended December 31, 2009. We decreased our capital expenditures from $19,226 during the year ended December 31, 2008 to $6,138 during the same period in 2009. This decrease was the result of our initiatives to defer capital expenditures where appropriate, reducing capital expenditures on a year over year basis. In addition, cash used to invest in development loans receivable, net of repayments, was $41,784 for the year ended December 31, 2008 compared to $1,500 for the same period in 2009. In addition, the sale of hotel properties during the year ended December 31, 2009 provided $8,524 in cash proceeds compared to $6,456 provided during 2008. Net cash distributions from unconsolidated joint ventures decreased $2,509 from net distributions received of $2,017 during 2008 to net contributions made of $492 in 2009, primarily as a result of declining operating results in the hotels owned by our unconsolidated joint ventures.

Net cash used in financing activities for the year ended December 31, 2009 was $16,904 compared to cash provided by financing activities of $64,346 for the year ended December 31, 2008. During year ended December 31, 2008, we issued 6,600,000 common shares resulting in net proceeds of $61,845. During the year ended December 31, 2009, we issued 8,442,300 common shares resulting in net proceeds of $21,339. The Company reduced its quarterly common dividend rate by 72% from $0.18 per share to $0.05 per share beginning with the dividend and distribution payment in July of 2009. Total dividends and distributions decreased $11,249 during the year ended December 31, 2009 when compared to the same period in 2008 due to the decrease in the rate of dividends and distributions, partially offset by an increase in dividend due to an increased number of shares outstanding. Net proceeds from mortgages and notes payable were $1,735 during the year ended December 31, 2008 compared to net proceeds of $2,923 for the same period in 2009. Net repayments of our credit facility were $9,221 during the year ended December 31, 2009 compared to net proceeds of $44,721 during the same period in 2008. The decrease in borrowings from our credit facility is a result of a decrease in acquisition activity requiring short term borrowings and an effort to lower debt levels.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

FUNDS FROM OPERATIONS
(in thousands, except share data)

The National Association of Real Estate Investment Trusts ("NAREIT") developed Funds from Operations ("FFO") as a non-GAAP financial measure of performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. We calculate FFO applicable to common shares and Partnership units in accordance with the April 2002 National Policy Bulletin of NAREIT, which we refer to as the White Paper. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP) excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated assets, plus certain non-cash items, such as depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our interpretation of the NAREIT definition is that minority interest in net income (loss) should be added back to (deducted from) net income (loss) as part of reconciling net income (loss) to FFO. Our FFO computation may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the NAREIT definition, or that interpret the NAREIT definition differently than we do.

The GAAP measure that we believe to be most directly comparable to FFO, net income (loss) applicable to common shares, includes depreciation and amortization expenses, gains or losses on property sales, minority interest and preferred dividends. In computing FFO, we eliminate these items because, in our view, they are not indicative of the results from our property operations.

FFO does not represent cash flows from operating activities in accordance with GAAP and should not be considered an alternative to net income as an indication of Hersha's performance or to cash flow as a measure of liquidity or ability to make distributions. We consider FFO to be a meaningful, additional measure of operating performance because it excludes the effects of the assumption that the value of real estate assets diminishes predictably over time, and because it is widely used by industry analysts as a performance measure. We show both FFO from consolidated hotel operations and FFO from unconsolidated joint ventures because we believe it is meaningful for the investor to understand the relative contributions from our consolidated and unconsolidated hotels. The display of both FFO from consolidated hotels and FFO from unconsolidated joint ventures allows for a detailed analysis of the operating performance of our hotel portfolio by management and investors. We present FFO applicable to common shares and Partnership units because our Partnership units are redeemable for common shares. We believe it is meaningful for the investor to understand FFO applicable to all common shares and Partnership units.

The following table reconciles FFO for the periods presented to the most directly comparable GAAP measure, net income, for the same periods:

	Twelve Months Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
Net (loss) income applicable to common shares	$ (21,157)	$ (54,661)	$ (13,608)
(Loss) income allocated to noncontrolling interest	(845)	(8,597)	(1,621)
Loss (income) from unconsolidated joint ventures	(2,257)	7,190	517
Gain on sale of assets	(347)	(1,869)	(2,888)
Depreciation and amortization	52,012	43,187	38,989
Depreciation and amortization from discontinued operations	87	1,098	2,429
FFO related to the noncontrolling interest in consolidated joint ventures [1]	(307)	(98)	(240)
Funds from consolidated hotel operations applicable to common shares and Partnership units	27,186	(13,750)	23,578
(Loss) income from unconsolidated joint ventures	2,257	(7,190)	(517)
Less:			
Gain from remeasurement of investment in unconsolidated joint ventures	(4,008)	-	-
Add:			
Depreciation and amortization of purchase price in excess of historical cost [2]	2,033	2,137	2,093
Interest in depreciation and amortization of unconsolidated joint venture [3]	3,905	2,891	6,287
Funds from unconsolidated joint ventures operations applicable to common shares and Partnership units	4,187	(2,162)	7,863
Funds from Operations applicable to common shares and Partnership units	$ 31,373	$ (15,912)	$ 31,441
Weighted Average Common Shares and Units Outstanding			
Basic	134,370,172	51,027,742	45,184,127
Diluted	146,656,308	59,752,467	53,218,864

(1) Adjustment made to deduct FFO related to the noncontrolling interest in our consolidated joint ventures; represents the

portion of net income and depreciation allocated to our joint venture partners.

(2) Adjustment made to add depreciation of purchase price in excess of historical cost of the assets in the unconsolidated joint venture at the time of our investment.

(3) Adjustment made to add our interest in real estate related depreciation and amortization of our unconsolidated joint ventures.

Comparison of the year ended December 31, 2010 to December 31, 2009

FFO was $31,373 for the year ended December 31, 2010, which was an increase of $47,285 or 297.2% over FFO in the comparable period in 2009, which was a deficit of $15,912. FFO for the year ended December 31, 2009 was negatively impacted by impairment charges of $39,111 incurred during the twelve months ended December 31, 2009 compared to $2,433 incurred during the same period in 2010. The increase in FFO was also a result of the acquisitions consummated in 2010 and 2009 and a strengthening economy.

Comparison of the year ended December 31, 2009 to December 31, 2008

FFO was a deficit of $15,912 for the year ended December 31, 2009, which was a decrease of $47,353 or 150.6%, over FFO in the comparable period in 2008, which was $31,441. FFO for year ended December 31, 2009 was negatively impacted by impairment charges of $39,111 incurred during the twelve months ended December 31, 2009 compared to $21,004 incurred during the same period in 2008. Other than these impairment charges, the decrease in FFO was primarily a result of worsening economic conditions which has caused occupancies and average daily rates to decline at our hotel properties. The decrease in revenues has only been partially offset by decreases in operating expenses resulting from declines in occupancy and our hotel operators cost reduction initiatives. FFO was also negatively impacted by increases in our interest expense during the year ended December 31, 2009.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, estimates are evaluated by us, including those related to carrying value of investments in hotel properties. Our estimates are based upon historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

Approximately 95% of our revenues are derived from hotel room revenues and revenue from other hotel operating departments. We directly recognize revenue and expense for all consolidated hotels as hotel operating revenue and hotel operating expense when earned and incurred. These revenues are recorded net of any sales or occupancy taxes collected from our guests. All revenues are recorded on an accrual basis, as earned. We participate in frequent guest programs sponsored by the brand owners of our hotels and we expense the charges associated with those programs, as incurred.

Revenue for interest on development loan financing is recorded in the period earned based on the interest rate of the loan and outstanding balance during the period. Development loans receivable and accrued interest on the development loans receivable are evaluated to determine if outstanding balances are collectible. Interest is recorded only if it is determined the outstanding loan balance and accrued interest balance are collectible.

Other revenues consist primarily of fees earned for asset management services provided to hotels we own through unconsolidated joint ventures. Fees are earned as a percentage of hotel revenue and are recorded in the period earned.

Investment in Hotel Properties

Investments in hotel properties are recorded at cost. Improvements and replacements are capitalized when they extend the useful life of the asset. Costs of repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life of up to 40 years for buildings and improvements, two to seven years for furniture, fixtures and equipment. We are required to make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to record on an annual basis with respect to our investments in hotel properties. These assessments have a direct impact on our net income because if we were to shorten the expected useful lives of our investments in hotel properties we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis.

Most identifiable assets, liabilities, noncontrolling interests, and goodwill related to hotel properties acquired in a business combination are recorded at full fair value. Estimating techniques and assumptions used in determining fair values involve significant estimates and judgments. These estimates and judgments have a direct impact on the carrying value of our assets and liabilities which can directly impact the amount of depreciation expense recorded on an annual basis and could have an impact on our assessment of potential impairment of our investment in hotel properties.

The operations related to properties that have been sold or properties that are intended to be sold are presented as discontinued operations in the statement of operations for all periods presented, and properties intended to be sold are designated as "held for sale" on the balance sheet.

Based on the occurrence of certain events or changes in circumstances, we review the recoverability of the property's carrying value. Such events or changes in circumstances include the following:

- a significant decrease in the market price of a long-lived asset;
- a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition;
- a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator;
- an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset;
- a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset; and
- a current expectation that, it is more likely than not that, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

We review our portfolio on an on-going basis to evaluate the existence of any of the aforementioned events or changes in circumstances that would require us to test for recoverability. In general, our review of recoverability is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property's use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value expected, as well as the effects of hotel demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property. We are required to make subjective assessments as to whether there are impairments in the values of our investments in hotel properties.

As of December 31, 2010, based on our analysis, we have determined that the future cash flow of each of the properties in our portfolio is sufficient to recover its carrying value.

Investment in Joint Ventures

Properties owned in joint ventures are consolidated if the determination is made that we are the primary beneficiary in a variable interest entity (VIE) or we maintain control of the asset through our voting interest or other rights in the operation of the entity. To determine if we are the primary beneficiary of a VIE, we evaluate whether we have a controlling financial interest in that VIE through means other than voting rights. Our examination of each joint venture consists of reviewing the sufficiency of equity at risk, controlling financial interests, voting rights, and the obligation to absorb expected losses and expected gains, including residual returns. Control can also be demonstrated by the ability of the general partner to manage day-to-day operations, refinance debt and sell the assets of the partnerships without the consent of the limited partners and the inability of the limited partners to replace the general partner. This evaluation requires significant judgment.

If it is determined that we do not have a controlling interest in a joint venture, either through our financial interest in a VIE or our voting interest in a voting interest entity, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliates as they occur rather than as dividends or other distributions are received, limited to the extent of our investment in, advances to and commitments for the investee. Pursuant to our joint venture agreements, allocations of profits and losses of some of our investments in unconsolidated joint ventures may be allocated disproportionately as compared to nominal ownership percentages due to specified preferred return rate thresholds.

The Company periodically reviews the carrying value of its investment in unconsolidated joint ventures to determine if circumstances exist indicating impairment to the carrying value of the investment that is other than temporary. When an impairment indicator is present, we will estimate the fair value of the investment. Our estimate of fair value takes into consideration factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. This determination requires significant estimates by management, including the expected cash flows to be generated by the assets owned and operated by the joint venture. Subsequent changes in estimates could impact the determination of whether impairment exists. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount over the fair value of our investment in the unconsolidated joint venture.

As of December 31, 2010, based on our analysis, we have determined that the fair value of each of our investments in unconsolidated joint ventures exceeds the carrying value of our investment in each joint venture.

Development Loans Receivable

The Company accounts for the credit risk associated with its development loans receivable by monitoring the portfolio for indications of impairment. Our methodology consists of the following:

- Identifying loans for individual review. In general, these consist of development loans that are not performing in accordance with the contractual terms of the loan.
- Assessing whether the loans identified for review are impaired. That is, whether it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. We determine the amount of impairment by calculating the estimated fair value, discounted cash flows or the value of the underlying collateral.

Any charge to earnings necessary based on our review is recorded on our income statement as an impairment of a development loan receivable. Our assessment of impairment is based on information known at the time of the review. Changes in factors underlying the assessment could have a material impact on the amount of impairment to be charged against earnings. Such changes could impact future results.

Based on our reviews, we determined that it is probable that all amounts will be collected according to the contractual terms of each of our development loan agreements.

Accounting for Derivative Financial Investments and Hedging Activities

We use derivatives to hedge, fix and cap interest rate risk and we account for our derivative and hedging activities by recording all derivative instruments at fair value on the balance sheet. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking each hedge transaction. Cash flow hedges that are considered highly effective are accounted for by recording the fair value of the derivative instrument on the balance sheet as either an asset or liability, with a corresponding amount recorded in other comprehensive income within shareholders' equity. Amounts are reclassified from other comprehensive income to the income statements in the period or periods the hedged forecasted transaction affects earnings.

Under cash flow hedges, derivative gains and losses not considered highly effective in hedging the change in expected cash flows of the hedged item are recognized immediately in the income statement. For hedge transactions that do not qualify for the short-cut method, at the hedge's inception and on a regular basis thereafter, a formal assessment is performed to determine whether changes in the cash flows of the derivative instruments have been highly effective in offsetting changes in cash flows of the hedged items and whether they are expected to be highly effective in the future.

RECENTLY ISSUED ACCOUNTING STANDARDS

Consolidation of Variable Interest Entities

On January 1, 2010, the Company adopted a pronouncement that amends existing US GAAP as follows: (a) to require an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity and to identify the primary beneficiary of a variable interest entity, (b) to require ongoing reassessment of whether an enterprise is the primary beneficiary of a variable interest entity, rather than only when specific events occur, (c) to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, (d) to amend certain guidance for determining whether an entity is a variable interest entity, (e) to add an additional reconsideration event when changes in facts and circumstances pertinent to a variable interest entity occur, (f) to eliminate the exception for troubled debt restructuring regarding variable interest entity reconsideration, and (g) to require advanced disclosures that are intended to provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. Upon adoption, the Company re-evaluated each of its investments and contractual relationships to determine whether they met the guidelines of consolidation, in light of the amendments described above. Based on the evaluation performed, we have concluded that there is no change from our initial assessment with regard to these investments and contractual relationships.

RELATED PARTY TRANSACTIONS

We have entered into a number of transactions and arrangements that involve related parties. For a description of the transactions and arrangements, please see Note 7, "Commitments and Contingencies and Related Party Transactions," to the consolidated financial statements.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table summarizes our contractual obligations and commitments to make future payments under contracts, such as debt and lease agreements, as of December 31, 2010:

Contractual Obligations (in thousands)	2011	2012	2013	2014	2015	Thereafter
Long Term Debt	$ 47,799	$ 33,694	$ 32,444	$ 42,550	$ 88,640	$ 404,576
Interest Expense on Long Term Debt	34,353	33,393	31,339	28,633	22,896	56,466
Credit Facility	-	-	46,000	-	-	-
Interest Expense on Credit Facility	1,955	1,955	1,955	-	-	-
Hotel Ground Rent	1,226	1,266	1,271	1,276	1,276	97,296
Total	$ 85,333	$ 70,308	$ 113,009	$ 72,459	$ 112,812	$ 558,338

Item 7A. Quantitative and Qualitative Disclosures About Market Risk (in thousands, except per share data)

Our primary market risk exposure is to changes in interest rates on our variable rate debt. As of December 31, 2010, we are exposed to interest rate risk with respect to variable rate borrowings under our revolving line of credit and certain variable rate mortgages and notes payable. As of December 31, 2010, we had total variable rate debt outstanding of $137,409. At December 31, 2010, our variable rate debt outstanding had a weighted average interest rate of 3.92%. The effect of a 100 basis point increase or decrease in the interest rate on our variable rate debt outstanding as of December 31, 2010 would be an increase or decrease in our interest expense for the year ended December 31, 2010 of $1,064.

Our interest rate risk objectives are to limit the impact of interest rate fluctuations on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we manage our exposure to fluctuations in market interest rates for a portion of our borrowings through the use of fixed rate debt instruments to the extent that reasonably favorable rates are obtainable with such arrangements. We have also entered into derivative financial instruments such as interest rate swaps or caps, and in the future may enter into treasury options or locks, to mitigate our interest rate risk on a related financial instrument or to effectively lock the interest rate on a portion of our variable rate debt. Currently, we have two interest rate caps related to debt on the Hotel 373, New York, NY and our two subordinated notes payable. We do not intend to enter into derivative or interest rate transactions for speculative purposes.

As of December 31, 2010, approximately 80.2% of our outstanding mortgages and notes payable are subject to fixed rates, including variable rate debt that is effectively fixed through our use of an interest rate swap, while approximately 19.8% of our outstanding mortgages payable are subject to floating rates.

Changes in market interest rates on our fixed-rate debt impact the fair value of the debt, but such changes have no impact on interest expense incurred. If interest rates rise 100 basis points and our fixed rate debt balance remains constant, we expect the fair value of our debt to decrease. The sensitivity analysis related to our fixed-rate debt assumes an immediate 100 basis point move in interest rates from their December 31, 2010 levels, with all other variables held constant. A 100 basis point increase in market interest rates would cause the fair value of our fixed-rate debt outstanding at December 31, 2010 to be approximately $487,571 and a 100 basis point decrease in market interest rates would cause the fair value of our fixed-rate debt outstanding at December 31, 2010 to be approximately $541,061.

We regularly review interest rate exposure on our outstanding borrowings in an effort to minimize the risk of interest rate fluctuations. For debt obligations outstanding as of December 31, 2010, including liabilities related to assets held for sale, the following table presents expected principal repayments and related weighted average interest rates by expected maturity dates (in thousands):

Mortgages & Notes Payable	2011	2012	2013	2014	2015	Thereafter	Total
Fixed Rate Debt	$7,938	$33,694	$32,444	$42,550	$88,640	$353,028	$558,294
Weighted Average Interest Rate	6.04%	6.14%	6.13%	6.10%	6.01%	6.01%	6.07%
Floating Rate Debt	39,861	-	-	-	-	51,548	91,409
Weighted Average Interest Rate	3.26%	3.26%	3.26%	3.26%	3.26%	3.26%	3.26%
	$47,799	$33,694	$32,444	$42,550	$88,640	$404,576	$649,703
Credit Facility							
	-	-	46,000	-	-	-	$46,000
Weighted Average Interest Rate			4.25%				4.25%
TOTAL	$47,799	$33,694	$78,444	$42,550	$88,640	$404,576	$695,703

The table incorporates only those exposures that existed as of December 31, 2010, and does not consider exposure or positions that could arise after that date. As a result, our ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the future period, prevailing interest rates, and our hedging strategies at that time.

The following table illustrates expected principal repayments and certain adjustments to reflect:

- the Company's exercise of each of the extension options within its discretion or upon lender approval;
- the lender's extension of the maturity of the revolving line of credit extension options; and
- the refinance of mortgage debt on the hotel properties.

	2011	2012	2013	2014	2015	Thereafter	Total
Principal repayments due as of December 31, 2010, as noted above	$ 47,799	$ 33,694	$ 78,444	$ 42,550	$ 88,640	$ 404,576	$ 695,703
Adjustments [1]							
Extension Options							
Hotel 373 - 5th Avenue, New York, NY [2]	(22,000)	22,000	-	-	-	-	-
Hampton Inn - West Haven, CT [3]	-	(7,552)	-	-	7,552	-	-
Residence Inn - Carlisle [4]	-	-	(6,732)	-	-	6,732	-
Line of Credit Facility [5]	-	-	(46,000)	46,000	-	-	
Refinance							
NU Hotel Brooklyn - New York, NY [6]	-	(18,000)	18,000	-	-	-	-
Pro Forma Principal Repayments [7]	$ 25,799	$ 30,142	$ 43,712	$ 88,550	$ 96,192	$ 411,308	$ 695,703

(1) Adjustments reflect principal balances as of December 31, 2010. Adjustments do not include amortization of principal scheduled to occur subsequent to December 31, 2010 through maturity date or extended maturity date if options are exercised.

(2) Represents mortgage debt on the Hotel 373, 5th Avenue, New York, NY which contains a one-year extension option, which can be exercised at our discretion, effectively extending the maturity from May of 2011 to May of 2012.

(3) Represents the mortgage debt on the Hampton Inn, West Haven, CT, which contains a three-year extension option, which is subject to the lender's approval in its discretion, which, if granted, effectively extends the maturity from November of 2012 to November of 2015.

(4) Represents mortgage debt on Residence Inn, Carlisle, PA, which contains a three-year extension option, which is subject to the lenders' approval in its discretion, which, if granted, effectively extends the maturity from January of 2013 to January of 2016.

(5) Represents the revolving line of credit agreement, which contains a one-year extension option, which is subject to the lender's approval in its discretion, which, if granted, effectively extends the maturity date from September of 2013 to September of 2014.

(6) Represents the mortgage debt on the Nu Hotel, Brooklyn, NY, which contains a one-year extension option, which can be exercised at out discretion, effectively extending the maturity date from January 2012 to January 2013.

(7) Reflects principal balances as of December 31, 2010 unless otherwise noted. Figures do not include amortization of principal scheduled to occur subsequent to December 31, 2010 through maturity date or extended maturity date if options are exercised.

Item 8. Financial Statements and Supplementary Data

Hersha Hospitality Trust

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Stockholders of
Hersha Hospitality Trust:

We have audited the accompanying consolidated balance sheets of Hersha Hospitality Trust and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of Hersha Hospitality Trust's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hersha Hospitality Trust and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hersha Hospitality Trust and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 3, 2011, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Philadelphia, Pennsylvania

March 3, 2011

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2009
[IN THOUSANDS, EXCEPT SHARE AMOUNTS]

	December 31, 2010	December 31, 2009
Assets:		
Investment in Hotel Properties, net of Accumulated Depreciation	$ 1,245,851	$ 938,954
Investment in Unconsolidated Joint Ventures	35,561	39,182
Development Loans Receivable	41,653	46,094
Cash and Cash Equivalents	65,596	11,404
Escrow Deposits	17,384	16,174
Hotel Accounts Receivable, net of allowance for doubtful accounts of $31 and $34	9,611	7,103
Deferred Financing Costs, net of Accumulated Amortization of $5,852 and $4,262	10,204	8,696
Due from Related Parties	5,069	2,394
Intangible Assets, net of Accumulated Amortization of $1,084 and $794	7,934	7,542
Other Assets	18,414	12,428
Assets Held for Sale	-	21,073
Total Assets	$ 1,457,277	$ 1,111,044
Liabilities and Equity:		
Line of Credit	$ 46,000	$ 79,200
Mortgages and Notes Payable, net of unamortized discount of $983 and $49	648,720	645,351
Accounts Payable, Accrued Expenses and Other Liabilities	28,601	16,216
Dividends and Distributions Payable	9,805	4,293
Due to Related Parties	939	769
Liabilities Related to Assets Held for Sale	-	20,892
Total Liabilities	734,065	766,721
Redeemable Noncontrolling Interests - Common Units (Note 1)	$ 19,894	$ 14,733
Equity:		
Shareholders' Equity:		
Preferred Shares - 8% Series A, $.01 Par Value, 29,000,000 shares authorized, 2,400,000 Shares Issued and Outstanding (Aggregate Liquidation Preference $60,000) at December 31, 2010 and 2009	24	24
Common Shares - Class A, $.01 Par Value, 300,000,000 and 150,000,000 Shares Authorized at December 31, 2010 and 2009, 169,205,638 and 57,682,917 Shares Issued and Outstanding at December 31, 2010 and 2009, respectively	1,692	577
Common Shares - Class B, $.01 Par Value, 1,000,000 Shares Authorized, None Issued and Outstanding	-	-
Accumulated Other Comprehensive Loss	(338)	(160)
Additional Paid-in Capital	918,215	487,481
Distributions in Excess of Net Income	(236,159)	(185,725)
Total Shareholders' Equity	683,434	302,197
Noncontrolling Interests (Note 1):		
Noncontrolling Interests - Common Units	19,410	27,126
Noncontrolling Interests - Consolidated Joint Ventures	474	267
Total Noncontrolling Interests	19,884	27,393
Total Equity	703,318	329,590
Total Liabilities and Equity	$ 1,457,277	$ 1,111,044

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

	2010	2009	2008
Revenue:			
Hotel Operating Revenues	$ 277,708	$ 212,352	$ 236,247
Interest Income from Development Loans	4,686	7,411	7,890
Other Revenues	381	1,981	3,984
Total Revenues	282,775	221,744	248,121
Operating Expenses:			
Hotel Operating Expenses	158,717	124,294	133,762
Hotel Ground Rent	1,374	1,166	1,040
Real Estate and Personal Property Taxes and Property Insurance	19,335	14,060	12,559
General and Administrative	10,263	5,891	7,208
Stock Based Compensation	6,649	2,143	1,502
Acquisition and Terminated Transaction Costs	4,827	328	380
Loss from Impairment of Assets	2,433	39,111	21,004
Depreciation and Amortization	52,012	43,187	38,989
Total Operating Expenses	255,610	230,180	216,444
Operating Income (Loss)	27,165	(8,436)	31,677
Interest Income	169	208	306
Interest Expense	45,868	45,183	43,306
Other Expense	464	165	129
Loss on Debt Extinguishment	932	-	1,552
Loss before Income (Loss) from Unconsolidated Joint Venture Investments and Discontinued Operations	(19,930)	(53,576)	(13,004)
Loss from Unconsolidated Joint Ventures	(1,751)	(7,190)	(517)
Gain from Remeasurement of Investment in Unconsolidated Joint Venture	4,008	-	-
Income (Loss) from Unconsolidated Joint Venture Investments	2,257	(7,190)	(517)
Loss from Continuing Operations	(17,673)	(60,766)	(13,521)
Discontinued Operations (Note 12):			
Gain on Disposition of Hotel Properties	347	1,869	2,888
Income from Discontinued Operations	124	439	204
Income from Discontinued Operations	471	2,308	3,092
Net Loss	(17,202)	(58,458)	(10,429)
Loss Allocated to Noncontrolling Interests	845	8,597	1,621
Preferred Distributions	(4,800)	(4,800)	(4,800)
Net Loss applicable to Common Shareholders	$ (21,157)	$ (54,661)	$ (13,608)

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

	2010		2009		2008	
Earnings Per Share:						
BASIC						
(Loss) from Continuing Operations applicable to Common Shareholders	$ (0.16)		$ (1.12)		$ (0.37)	
Income from Discontinued Operations applicable to Common Shareholders	$ -		0.04		0.06	
Net (Loss) applicable to Common Shareholders	$ (0.16)		$ (1.08)		$ (0.31)	
DILUTED						
(Loss) from Continuing Operations applicable to Common Shareholders	$ (0.16)	*	$ (1.12)	*	$ (0.37)	*
Income from Discontinued Operations applicable to Common Shareholders	$ -	*	0.04	*	0.06	*
Net (Loss) applicable to Common Shareholders	$ (0.16)	*	$ (1.08)	*	$ (0.31)	*
Weighted Average Common Shares Outstanding:						
Basic	134,370,172		51,027,742		45,184,127	
Diluted	134,370,172	*	51,027,742	*	45,184,127	*

* Income allocated to noncontrolling interest in Hersha Hospitality Limited Partnership has been excluded from the numerator and units of limited partnership interest in Hersha Hospitality Limited Partnership have been omitted from the denominator for the purpose of computing diluted earnings per share since the effect of including these amounts in the numerator and denominator would have no impact. Weighted average units of limited partnership interest in Hersha Hospitality Limited Partnership outstanding for the year ended December 31, 2010, 2009 and 2008 were 8,628,492, 8,724,725 and 8,034,737, respectively.

Unvested stock awards, contingently issuable share awards and options to acquire our common shares have been omitted from the denominator for the purpose of computing diluted earnings per share for the year ended December 31, 2010, since the effect of including these awards in the denominator would be anti-dilutive to loss from continuing operations applicable to common shareholders. For the year ended December 31, 2010, there were 396,328 anti-dilutive unvested stock awards outstanding, 934,097 anti-dilutive contingently issuable share awards outstanding, and 2,327,219 anti-dilutive options to acquire our common shares outstanding. As a result of the application of the treasury stock method, there were no potentially dilutive securities to be considered for inclusion in the denominator for purpose of computing diluted earnings per share for years ended December 31, 2009 and 2008.

The Accompanying Notes are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
[IN THOUSANDS, EXCEPT PER SHARE AMOUNTS]

	Shareholders' Equity									
	Class A Common Shares		Class B Common Shares		Series A Preferred Shares					
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Additional Paid-In Capital	Other Comprehensive Income	Distributions in Excess of Net Earnings	Total Shareholders' Equity
Balance at December 31, 2007	41,203,612	$ 412	-	$ -	2,400,000	$ 24	$ 397,127	$ (23)	$ (67,135)	$ 330,405
Common Stock Issuance	6,600,000	66	-	-	-	-	62,007	-	-	62,073
Issuance Costs	-	-	-	-	-	-	(228)	-	-	(228)
Unit Conversion	175,843	2	-	-	-	-	1,370	-	-	1,372
Common Units Issued for Acquisitions	-	-	-	-	-	-	-	-	-	-
Reallocation of Noncontrolling Interest	-	-	-	-	-	-	1,966	-	-	1,966
Reclassification of Noncontrolling Interests	-	-	-	-	-	-	-	-	-	-
Dividends declared:										
Common Stock ($0.72 per share)	-	-	-	-	-	-	-	-	(33,464)	(33,464)
Preferred Stock ($2.00 per share)	-	-	-	-	-	-	-	-	(4,800)	(4,800)
Dividend Reinvestment Plan	5,092	-	-	-	-	-	31	-	-	31
Stock Based Compensation										
Restricted Share Award Grants	281,675	3	-	-	-	-	(3)	-	-	-
Restricted Share Award Amortization	-	-	-	-	-	-	1,411	-	-	1,411
Share Grants to Trustees	10,000	-	-	-	-	-	91	-	-	91
Comprehensive Income (Loss):										
Other Comprehensive Loss	-	-	-	-	-	-	-	(86)	-	(86)
Net Loss	-	-	-	-	-	-	-	-	(8,808)	(8,808)
Total Comprehensive Loss										(8,894)
Balance at December 31, 2008	48,276,222	$ 483	-	$ -	2,400,000	$ 24	$ 463,772	$ (109)	$ (114,207)	$ 349,963
Common Stock Issuance	8,442,300	84	-	-	-	-	22,423	-	-	22,507
Issuance Costs	-	-	-	-	-	-	(1,165)	-	-	(1,165)
Unit Conversion	44,490	-	-	-	-	-	255	-	-	255
Dividends and Distributions declared:										
Distribution to Noncontrolling Interest in Consolidated Joint Ventures	-	-	-	-	-	-	-	-	-	-
Common Stock ($0.33 per share)	-	-	-	-	-	-	-	-	(16,857)	(16,857)
Preferred Stock ($2.00 per share)	-	-	-	-	-	-	-	-	(4,800)	(4,800)
Dividend Reinvestment Plan	9,943	-	-	-	-	-	25	-	-	25
Stock Based Compensation										
Restricted and Performance Share Award Grants	862,462	9	-	-	-	-	(9)	-	-	-
Restricted Share Award Amortization	-	-	-	-	-	-	2,039	-	-	2,039
Share Grants to Trustees	47,500	1	-	-	-	-	141	-	-	142
Disposition of Consolidated Joint Venture	-	-	-	-	-	-	-	-	-	-
Comprehensive Income (Loss):										
Other Comprehensive Loss	-	-	-	-	-	-	-	(51)	-	(51)
Net Loss	-	-	-	-	-	-	-	-	(49,861)	(49,861)
Total Comprehensive Loss										(49,912)
Balance at December 31, 2009	57,682,917	$ 577	-	$ -	2,400,000	$ 24	$ 487,481	$ (160)	$ (185,725)	$ 302,197
Common Stock Issuance	108,100,000	1,081	-	-	-	-	420,653	-	-	421,734
Issuance Costs	-	-	-	-	-	-	(1,293)	-	-	(1,293)
Unit Conversion	2,934,511	29	-	-	-	-	12,405	-	-	12,434
Common Units Issued for Acquisitions	-	-	-	-	-	-	-	-	-	-
Reallocation of Noncontrolling Interest	-	-	-	-	-	-	(6,374)	-	-	(6,374)
Dividends and Distributions declared:										
Distribution to Noncontrolling Interest in Consolidated Joint Ventures	-	-	-	-	-	-	-	-	-	-
Common Stock ($0.20 per share)	-	-	-	-	-	-	-	-	(29,277)	(29,277)
Preferred Stock ($2.00 per share)	-	-	-	-	-	-	-	-	(4,800)	(4,800)
Dividend Reinvestment Plan	2,655	-	-	-	-	-	12	-	-	12
Stock Based Compensation										
Restricted and Performance Share Award Grants	437,555	4	-	-	-	-	(4)	-	-	-
Restricted Share Award Amortization	-	-	-	-	-	-	5,072	-	-	5,072
Share Grants to Trustees	48,000	1	-	-	-	-	263	-	-	264
Comprehensive Income (Loss):										
Other Comprehensive Loss	-	-	-	-	-	-	-	(178)	-	(178)
Net Loss	-	-	-	-	-	-	-	-	(16,357)	(16,357)
Total Comprehensive Loss										(16,535)
Balance at December 31, 2010	169,205,638	$ 1,692	-	$ -	2,400,000	$ 24	$ 918,215	$ (338)	$ (236,159)	$ 683,434

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (continued)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
[IN THOUSANDS, EXCEPT PER SHARE AMOUNTS]

		Noncontrolling Interests					Redeemable Noncontrolling Interests	
		Common Units					Common Units	
	Total Shareholders' Equity	Shares	Dollars	Consolidated Joint Ventures	Total Noncontrolling Interests	Total Equity	Shares	Dollars
Balance at December 31, 2007	$ 330,405	6,424,915	$ 42,845	$ 1,908	$ 44,753	$ 375,158	-	$ -
Common Stock Issuance	62,073	-	-	-	-	62,073	-	-
Issuance Costs	(228)	-	-	-	-	(228)	-	-
Unit Conversion	1,372	(175,843)	(1,372)	-	(1,372)	-	-	-
Common Units Issued for Acquisitions	-	2,497,228	21,624	-	21,624	21,624	-	-
Reallocation of Noncontrolling Interest	1,966	-	(683)	-	(683)	1,283	-	(1,283)
Reclassification of Noncontrolling Interests	-	(3,064,252)	(20,670)	-	(20,670)	(20,670)	3,064,252	20,670
Dividends declared:								
Common Stock ($0.72 per share)	(33,464)	-	(5,492)	-	(5,492)	(38,956)	-	(552)
Preferred Stock ($2.00 per share)	(4,800)	-	-	-	-	(4,800)	-	-
Dividend Reinvestment Plan	31	-	-	-	-	31	-	-
Stock Based Compensation								
Restricted Share Award Grants	-	-	-	-	-	-	-	-
Restricted Share Award Amortization	1,411	-	-	-	-	1,411	-	-
Share Grants to Trustees	91	-	-	-	-	91	-	-
Comprehensive Income (Loss):								
Other Comprehensive Loss	(86)	-	-	-	-	(86)	-	-
Net Loss	(8,808)	-	(1,471)	(54)	(1,525)	(10,333)	-	(96)
Total Comprehensive Loss	(8,894)	-	(1,471)	(54)	(1,525)	(10,419)	-	(96)
Balance at December 31, 2008	$ 349,963	5,682,048	$ 34,781	$ 1,854	$ 36,635	$ 386,598	3,064,252	$ 18,739
Common Stock Issuance	22,507	-	-	-	-	22,507	-	-
Issuance Costs	(1,165)	-	-	-	-	(1,165)	-	-
Unit Conversion	255	(44,490)	(255)	-	(255)	-	-	-
Dividends and Distributions declared:								
Distribution to Noncontrolling Interest in Consolidated Joint Ventures	-	-	-	(124)	(124)	(124)	-	-
Common Stock ($0.33 per share)	(16,857)	-	(1,871)	-	(1,871)	(18,728)	-	(1,010)
Preferred Stock ($2.00 per share)	(4,800)	-	-	-	-	(4,800)	-	-
Dividend Reinvestment Plan	25	-	-	-	-	25	-	-
Stock Based Compensation								
Restricted and Performance Share Award Grants	-	-	-	-	-	-	-	-
Restricted Share Award Amortization	2,039	-	-	-	-	2,039	-	-
Share Grants to Trustees	142	-	-	-	-	142	-	-
Disposition of Consolidated Joint Venture	-	-	-	(1,391)	(1,391)	(1,391)	-	-
Comprehensive Income (Loss):								
Other Comprehensive Loss	(51)	-	-	-	-	(51)	-	-
Net Loss	(49,861)	-	(5,529)	(72)	(5,601)	(55,462)	-	(2,996)
Total Comprehensive Loss	(49,912)	-	(5,529)	(72)	(5,601)	(55,513)	-	(2,996)
Balance at December 31, 2009	$ 302,197	5,637,558	$ 27,126	$ 267	$ 27,393	$ 329,590	3,064,252	$ 14,733
Common Stock Issuance	421,734	-	-	-	-	421,734	-	-
Issuance Costs	(1,293)	-	-	-	-	(1,293)	-	-
Unit Conversion	12,434	(2,884,511)	(12,203)	-	(12,203)	231	(50,000)	(230)
Common Units Issued for Acquisitions	-	1,651,613	6,256	-	6,256	6,256	-	-
Reallocation of Noncontrolling Interest	(6,374)	-	-	-	-	(6,374)	-	6,374
Dividends and Distributions declared:								
Distribution to Noncontrolling Interest in Consolidated Joint Ventures	-	-	-	-	-	-	-	-
Common Stock ($0.20 per share)	(29,277)	-	(1,090)	-	(1,090)	(30,367)	-	(610)
Preferred Stock ($2.00 per share)	(4,800)	-	-	-	-	(4,800)	-	-
Dividend Reinvestment Plan	12	-	-	-	-	12	-	-
Stock Based Compensation								
Restricted and Performance Share Award Grants	-	-	-	-	-	-	-	-
Restricted Share Award Amortization	5,072	-	-	-	-	5,072	-	-
Share Grants to Trustees	264	-	-	-	-	264	-	-
Comprehensive Income (Loss):								
Other Comprehensive Loss	(178)	-	-	-	-	(178)	-	-
Net Loss	(16,357)	-	(679)	207	(472)	(16,829)	-	(373)
Total Comprehensive Loss	(16,535)	-	(679)	207	(472)	(17,007)	-	(373)
Balance at December 31, 2010	$ 683,434	4,404,660	$ 19,410	$ 474	$ 19,884	$ 703,318	3,014,252	$ 19,894

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008
[IN THOUSANDS]

	2010	2009	2008
Operating activities:			
Net loss	$ (17,202)	$ (58,458)	$ (10,429)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Gain on disposition of hotel properties	(347)	(1,869)	(2,888)
Impairment of assets	2,410	39,111	21,004
Acquisition costs	4,676	-	-
Depreciation	51,823	44,002	41,219
Amortization	2,975	2,285	1,958
Debt extinguishment	725	-	1,587
Development loan interest added to principal	(2,559)	(3,253)	-
Equity in (income) loss of unconsolidated joint ventures	(2,257)	7,190	517
Distributions from unconsolidated joint ventures	-	400	3,036
Loss (gain) recognized on change in fair value of derivative instrument	12	(172)	71
Stock based compensation expense	6,649	2,143	1,502
Change in assets and liabilities:			
(Increase) decrease in:			
Hotel accounts receivable	(1,694)	(312)	420
Escrows	(1,210)	(3,770)	1,302
Other assets	(273)	(3,727)	(1,132)
Due from related party	(2,514)	2,159	(3,251)
Increase (decrease) in:			
Due to related party	(131)	(634)	(1,115)
Accounts payable and accrued expenses	5,163	(3,563)	93
Net cash provided by operating activities	46,246	21,532	53,894
Investing activities:			
Purchase of hotel property assets	(280,731)	(9,315)	(63,626)
Deposits on hotel acquisitions	(5,500)	-	-
Capital expenditures	(10,328)	(6,138)	(19,226)
Cash paid for hotel development project	(6,471)	-	-
Proceeds from disposition of hotel properties	2,863	8,524	6,456
Distributions from unconsolidated joint venture	100	261	2,113
Advances and capital contributions to unconsolidated joint ventures	(14,291)	(753)	(96)
Investment in development loans receivable	-	(2,000)	(64,200)
Repayment of development loans receivable	-	500	22,416
Repayment of notes receivable	-	-	1,350
Cash paid for franchise fee intangible	-	-	(57)
Net cash used in investing activities	(314,358)	(8,921)	(114,870)
Financing activities:			
Proceeds (repayments of) from borrowings under line of credit, net	(33,200)	(9,221)	44,721
Principal repayment of mortgages and notes payable	(61,779)	(39,232)	(57,421)
Proceeds from mortgages and notes payable	31,505	42,155	59,156
Cash paid for deferred financing costs	(4,016)	(362)	(1,244)
Proceeds from issuance of common stock, net	420,441	21,342	61,845
Acquisition of interest rate cap	(394)	-	-
Distributions to partners in consolidated joint ventures	-	(124)	-
Dividends paid on common shares	(23,688)	(22,640)	(32,169)
Dividends paid on preferred shares	(4,800)	(4,800)	(4,800)
Distributions paid on common partnership units	(1,765)	(4,022)	(5,742)
Net cash provided by (used in) financing activities	322,304	(16,904)	64,346
Net increase (decrease) in cash and cash equivalents	54,192	(4,293)	3,370
Cash and cash equivalents - beginning of year	11,404	15,697	12,327
Cash and cash equivalents - end of year	$ 65,596	$ 11,404	$ 15,697

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Hersha Hospitality Trust ("we" or the "Company") was formed in May 1998 as a self-administered, Maryland real estate investment trust. We have elected to be taxed and expect to continue to elect to be taxed as a real estate investment trust, or REIT, for federal income tax purposes.

The Company owns a controlling general partnership interest in Hersha Hospitality Limited Partnership ("HHLP" or the "Partnership"), which owns a 99% limited partnership interest in various subsidiary partnerships. Hersha Hospitality, LLC ("HHLLC"), a Virginia limited liability company, owns a 1% general partnership interest in the subsidiary partnerships and the Partnership is the sole member of HHLLC.

The Partnership owns a taxable REIT subsidiary ("TRS"), 44 New England Management Company ("44 New England" or "TRS Lessee"), to lease certain of the Company's hotels.

Hersha's common shares of beneficial interest trade on the New York Stock Exchange ("the NYSE") under the ticker symbol "HT" and its 8.0% Series A preferred shares of beneficial interest trade on the NYSE under the ticker symbol "HT PR A."

As of December 31, 2010, the Company, through the Partnership and subsidiary partnerships, wholly owned sixty-two limited and full service hotels. All of the wholly owned hotel facilities are leased to the Company's TRS, 44 New England.

In addition to the wholly owned hotel properties, as of December 31, 2010, the Company owned joint venture interests in another fifteen properties. The properties owned by the joint ventures are leased to a TRS owned by the joint venture or to an entity owned by the joint venture partners and 44 New England. The following table lists the properties owned by these joint ventures:

Joint Venture	Ownership	Property	Location	Lessee/Sublessee
Unconsolidated Joint Ventures				
Inn America Hospitality at Ewing, LLC	50.0%	Courtyard	Ewing/Princeton, NJ	Hersha Inn America TRS Inc.
Mystic Partners, LLC	66.7%	Marriott	Mystic, CT	Mystic Partners Leaseco, LLC
	8.8%	Hilton	Hartford, CT	Mystic Partners Leaseco, LLC
	66.7%	Courtyard	Norwich, CT	Mystic Partners Leaseco, LLC
	66.7%	Courtyard	Warwick, RI	Mystic Partners Leaseco, LLC
	66.7%	Residence Inn	Danbury, CT	Mystic Partners Leaseco, LLC
	66.7%	Residence Inn	Mystic, CT	Mystic Partners Leaseco, LLC
	44.7%	Residence Inn	Southington, CT	Mystic Partners Leaseco, LLC
	66.7%	Springhill Suites	Waterford, CT	Mystic Partners Leaseco, LLC
	15.0%	Marriott	Hartford, CT	Mystic Partners Leaseco, LLC
SB Partners, LLC	50.0%	Holiday Inn Express	South Boston, MA	South Bay Sandeep, LLC
Metro 29th Street Associates, LLC.	50.0%	Holiday Inn Express	New York, NY	Metro 29th Sublessee, LLC
Consolidated Joint Ventures				
Hiren Boston, LLC	50.0%	Courtyard	South Boston, MA	South Bay Boston, LLC
LTD Associates One, LLC	75.0%	Springhill Suites	Williamsburg, VA	HT LTD Williamsburg One LLC
LTD Associates Two, LLC	75.0%	Residence Inn	Williamsburg, VA	HT LTD Williamsburg Two LLC

Mystic Partners, LLC owns an interest in nine hotel properties. Our interest in Mystic Partners, LLC is relative to our interest in each of the nine properties owned by the joint venture as defined in the joint venture's governing documents. Each of the nine properties owned by Mystic Partners, LLC is leased to a separate entity that is consolidated in Mystic Partners Leaseco, LLC which is owned by 44 New England and our joint venture partner in Mystic Partners, LLC.

The properties are managed by eligible independent management companies, including Hersha Hospitality Management, LP

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

("HHMLP"). HHMLP is owned in part by three of the Company's executive officers, two of its affiliated trustees and other third party investors.

Principles of Consolidation and Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include all of our accounts as well as accounts of the Partnership, subsidiary partnerships and our wholly owned TRS Lessee. All significant inter-company amounts have been eliminated.

Consolidated properties are either wholly owned or owned less than 100% by the Partnership and are controlled by the Company as general partner of the Partnership. Properties owned in joint ventures are also consolidated if the determination is made that we are the primary beneficiary in a variable interest entity (VIE) or we maintain control of the asset through our voting interest in the entity. Control can be demonstrated when the general partner has the power to impact the economic performance of the partnership, which includes the ability of the general partner to manage day-to-day operations, refinance debt and sell the assets of the partnerships without the consent of the limited partners and the inability of the limited partners to replace the general partner. Control can be demonstrated by the limited partners if the limited partners have the right to dissolve or liquidate the partnership or otherwise remove the general partner without cause or have rights to participate in the significant decisions made in the ordinary course of the partnership's business.

We evaluate each of our investments and contractual relationships to determine whether they meet the guidelines of consolidation. Our examination consists of reviewing the sufficiency of equity at risk, controlling financial interests, voting rights, and the obligation to absorb expected losses and expected gains, including residual returns. Based on our examination, the following entities were determined to be VIE's: Mystic Partners, LLC; Mystic Partners Leaseco, LLC; South Bay Boston, LLC; HT LTD Williamsburg One LLC; HT LTD Williamsburg Two LLC; Metro 29th Sublessee, LLC; Hersha Statutory Trust I; and Hersha Statutory Trust II. Mystic Partners, LLC is a VIE entity, however because we are not the primary beneficiary it is not consolidated by the Company. Our maximum exposure to losses due to our investment in Mystic Partners, LLC is limited to our investment in the joint venture which is $25,935 as of December 31, 2010. Also, Mystic Partners Leaseco, LLC; South Bay Boston, LLC; HT LTD Williamsburg One LLC; HT LTD Williamsburg Two LLC, and Metro 29th Sublessee, LLC lease hotel properties from our joint venture interests and are VIEs. These entities are consolidated by the lessors, the primary beneficiaries of each entity. Hersha Statutory Trust I and Hersha Statutory Trust II are VIEs but HHLP is not the primary beneficiary in these entities. The accounts of Hersha Statutory Trust I and Hersha Statutory Trust II are not consolidated with and into HHLP.

We have consolidated the operations of LTD Associates One, LLC; and LTD Associates Two, LLC joint ventures because each entity is a voting interest entity and the Company owns a majority voting interest in the venture. In addition, we have consolidated the operations of the Hiren Boston, LLC joint venture beginning on April 13, 2010, due to debt restructuring event which caused Hiren Boston, LLC to become a VIE. Since HHLP is considered the primary beneficiary of this VIE, we have consolidated this joint venture.

We allocate resources and assess operating performance based on individual hotels and consider each one of our hotels to be an operating segment. All of our individual operating segments meet the aggregation criteria. All of our other real estate investment activities are immaterial and meet the aggregation criteria, and thus, we report one segment: investment in hotel properties.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (US GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Although we believe the assumptions and estimates we made are reasonable and appropriate, as discussed in the applicable sections throughout these Consolidated Financial Statements, different assumptions and estimates could materially impact our reported results. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions and changes in market conditions could impact our future operating results.

Investment in Hotel Properties

The Company allocates the purchase price of hotel properties acquired based on the fair value of the acquired real estate, furniture, fixtures and equipment, and intangible assets and the fair value of liabilities assumed, including debt. The Company's investments in hotel properties are carried at cost and are depreciated using the straight-line method over the following estimated useful lives:

Building and Improvements	7 to 40 Years
Furniture, Fixtures and Equipment	2 to 7 Years

The Company periodically reviews the carrying value of each hotel to determine if circumstances indicate impairment to the carrying value of the investment in the hotel or that depreciation periods should be modified. If facts or circumstances support the possibility of impairment, the Company will prepare an estimate of the undiscounted future cash flows, without interest charges, of the specific hotel. Based on the properties undiscounted future cash flows, the Company will determine if the investment in such hotel is recoverable. If impairment is indicated, an adjustment will be made to reduce the carrying value of the hotel to reflect the hotel at fair value.

We consider a hotel to be held for sale when management and our independent trustees commit to a plan to sell the property, the property is available for sale, management engages in an active program to locate a buyer for the property and it is probable the sale will be completed within a year of the initiation of the plan to sell.

Investment in Unconsolidated Joint Ventures

If it is determined that we do not have a controlling interest in a joint venture, either through our financial interest in a VIE or our voting interest in a voting interest entity, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliates as they occur rather than as dividends or other distributions are received, limited to the extent of our investment in, advances to and commitments for the investee. Pursuant to our joint venture agreements, allocations of profits and losses of some of our investments in unconsolidated joint ventures may be allocated disproportionately as compared to the ownership percentages due to specified preferred return rate thresholds.

The Company periodically reviews the carrying value of its investment in unconsolidated joint ventures to determine if circumstances indicate impairment to the carrying value of the investment that is other than temporary. When an impairment indicator is present, we will estimate the fair value of the investment. Our estimate of fair value takes into consideration factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. This determination requires significant estimates by management, including the expected cash flows to be generated by the assets owned and operated by the joint venture. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount over the fair value of our investment in the unconsolidated joint venture.

Development Loans Receivable

The Company provides secured first-mortgage and mezzanine financing to hotel developers. Development loans receivable are recorded at cost and are reviewed for potential impairment on an on-going basis. The Company's development loans receivable are each secured by various hotel or hotel development properties or partnership interests in hotel or hotel development properties. We have determined that development loans receivable do not constitute a financial interest in a VIE and do not consolidate the operating

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

results of the borrower in our consolidated financial statements. Our evaluation consists of reviewing the sufficiency of the borrower's equity at risk, controlling financial interests in the borrower, voting rights of the borrower, and the borrower's obligation to absorb expected losses and expected gains, including residual returns. The analysis utilized by the Company in evaluating the development loans receivable involves considerable management judgment and assumptions.

A development loan receivable is considered impaired when it becomes probable, based on current information, that the Company will be unable to collect all amounts due according to the loan's contractual terms. The amount of impairment, if any, is measured by comparing the recorded amount of the loan to the present value of the expected cash flows or the fair value of the collateral. If a loan was deemed to be impaired, the Company would record a charge to income for any shortfall.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in banks plus short-term investments with an initial maturity of three months or less when purchased.

Escrow Deposits

Escrow deposits include reserves for debt service, real estate taxes, and insurance and reserves for furniture, fixtures, and equipment replacements, as required by certain mortgage debt agreement restrictions and provisions.

Hotel Accounts Receivable

Hotel accounts receivable consists primarily of meeting and banquet room rental and hotel guest receivables. The Company generally does not require collateral. Ongoing credit evaluations are performed and an allowance for potential losses from uncollectible accounts is provided against the portion of accounts receivable that is estimated to be uncollectible.

Deferred Costs

Deferred loan costs are recorded at cost and amortized over the terms of the related indebtedness using the effective interest method.

Due from/to Related Parties

Due from/to Related Parties represents current receivables and payables resulting from transactions related to hotel management and project management with affiliated entities. Due from related parties results primarily from advances of shared costs incurred and interest receivable on development loans made to related parties. Due to affiliates results primarily from hotel management and project management fees incurred. Both due to and due from related parties are generally settled within a period not to exceed one year.

Intangible Assets

Intangible assets consist of leasehold intangibles for above-market and below-market value of in-place leases and deferred franchise fees. The leasehold intangibles are amortized over the remaining lease term. Deferred franchise fees are amortized using the straight-line method over the life of the franchise agreement.

Noncontrolling Interest

Noncontrolling interest in the Partnership represents the limited partner's proportionate share of the equity of the Partnership. Income (loss) is allocated to noncontrolling interest in accordance with the weighted average percentage ownership of the Partnership during

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

the period. At the end of each reporting period the appropriate adjustments to the income (loss) are made based upon the weighted average percentage ownership of the Partnership during the period. Our ownership interest in the Partnership as of December 31,2010, 2009 and 2008 was 95.8%, 86.9%, and 84.5%, respectively.

Effective January 1, 2009, we adopted a new accounting standard which defines a noncontrolling interest as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. Under this standard, such noncontrolling interests are reported on the consolidated balance sheets within equity, but separately from the shareholders' equity. Revenues, expenses and net income or loss attributable to both the Company and noncontrolling interests are reported on the consolidated statements of operations.

In accordance with US GAAP, we classify securities that are redeemable for cash or other assets at the option of the holder, or not solely within the control of the issuer, outside of permanent equity in the consolidated balance sheet. The Company makes this determination based on terms in applicable agreements, specifically in relation to redemption provisions. Additionally, with respect to noncontrolling interests for which the Company has a choice to settle the contract by delivery of its own shares, the Company considers the guidance in US GAAP to evaluate whether the Company controls the actions or events necessary to issue the maximum number of common shares that could be required to be delivered at the time of settlement of the contract.

We classify the noncontrolling interests of our consolidated joint ventures within equity on our consolidated balance sheets. These noncontrolling interests totaled $474 as of December 31, 2010 and $267 as of December 31, 2009. In addition, certain common units of limited partnership interests in HHLP ("Nonredeemable Common Units") are reclassified from the mezzanine section of our consolidated balance sheets to equity. These noncontrolling interests of Nonredeemable Common Units totaled $19,410 as of December 31, 2010 and $27,126 as of December 31, 2009. As of December 31, 2010, there were 4,404,660 Nonredeemable Common Units outstanding with a fair market value of $29,071, based on the price per share of our common shares on the NYSE on such date. These units are only redeemable by the unit holders for common shares on a one-for-one basis or, at our option, cash.

Certain common units of limited partnership interests in HHLP ("Redeemable Common Units") have been pledged as collateral in connection with a pledge and security agreement entered into by the Company and the holders of the Redeemable Common Units. The redemption feature contained in the pledge and security agreement where the Redeemable Common Units serve as collateral contains a provision that could result in a net cash settlement outside of the control of the Company. As a result, the Redeemable Common Units will continue to be classified in the mezzanine section of the consolidated balance sheets as they do not meet the requirements for equity classification under US GAAP. The carrying value of the Redeemable Common Units equals the greater of carrying value based on the accumulation of historical cost or the redemption value. As of December 31, 2010, there were 3,014,252 Redeemable Common Units outstanding with a redemption value equal to the fair value of the Redeemable Common Units, or $19,894. The redemption value of the Redeemable Common Units is based on the price per share of our common shares on the NYSE on such date. As of December 31, 2010, the Redeemable Common Units were valued on the consolidated balance sheets at redemption value since the Redeemable Common Units redemption value was greater than historical cost of $13,521. As of December 31, 2009, the Redeemable Common Units were valued on the consolidated balance sheets at carrying value based on historical cost of $14,733 since historical cost exceeded the Redeemable Common Units redemption value of $9,622.

We also maintain noncontrolling interests for the equity interest owned by third parties in LTD Associates One, LLC and LTD Associates Two, LLC. Third parties own a 25% interest in each of LTD Associates One, LLC and LTD Associates Two, LLC. In addition, we maintain noncontrolling interest for the equity interest owned by third parties in Hiren Boston, LLC. A third party owns a 50% interest in Hiren Boston, LLC. We allocate the income (loss) of these joint ventures to the noncontrolling interest in consolidated joint ventures based upon the ownership of the entities, preferences in distributions of cash available and the terms of each venture agreement.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Net income or loss attributed to Nonredeemable Common Units and Redeemable Common Units (collectively, "Common Units"), as well as the net income or loss related to the noncontrolling interests of our consolidated joint ventures, is included in net income or loss in the consolidated statements of operations. Net income or loss attributed to the Common Units and the noncontrolling interests of our consolidated joint ventures is excluded from net income or loss applicable to common shareholders in the consolidated statements of operations.

Shareholders' Equity

On January 21, 2010, we completed a public offering in which 51,750,000 common shares, including 6,750,000 common shares subject to an overallotment option exercised by the underwriters, were sold by us through several underwriters for net proceeds to us of approximately $148,955 before the payment of offering-related expenses. Immediately upon closing the offering, we contributed all of the net proceeds of the offering to HHLP in exchange for additional common units of limited partnership in HHLP.

On March 24, 2010, we completed a public offering in which 27,600,000 common shares, including 3,600,000 common shares subject to an overallotment option exercised by the underwriters, were sold by us through several underwriters for net proceeds to us of approximately $112,762 before the payment of offering-related expenses. Immediately upon closing the offering, we contributed all of the net proceeds of the offering to the Partnership in exchange for additional common units of limited partnership in HHLP.

On October 22, 2010, we completed a public offering in which 28,750,000 common shares, including 3,750,000 common shares subject to an overallotment option exercised by the underwriters, were sold by us through several underwriters for net proceeds to us of approximately $160,017 before the payment of offering-related expenses. Immediately upon closing the offering, we contributed all of the net proceeds of the offering to HHLP in exchange for additional common units of limited partnership in HHLP. HHLP used the net proceeds of this offering to reduce some of the indebtedness outstanding under our revolving line of credit facility and secured debt on several of our existing assets and intends to use the remainder for general corporate purposes, including repayment of debt and and future acquisitions.

Aggregate offering-related expenses associated with these three public offerings were approximately $1,293, resulting in net proceeds after expenses of $420,441.

On August 4, 2009, we entered into a purchase agreement with Real Estate Investment Group L.P. ("REIG"), pursuant to which we sold 5,700,000 Class A common shares of beneficial interest at a price of $2.50 per share to REIG for gross proceeds of $14,250. REIG is a Bermuda limited partnership, whose general partner and majority limited partner wholly-owned by IRSA Inversiones y Representaciones Sociedad Anynima, a stock corporation organized under the laws of the Republic of Argentina ("IRSA"). We also granted REIG the option to buy up to an additional 5,700,000 common shares at a price of $3.00 per share, which is exercisable through August 4, 2014. If at any time after August 4, 2011 the closing price for our common shares on the NYSE exceeds $5.00 for 20 consecutive trading days, we may call in and cancel the option in exchange for issuance of common shares to REIG with an aggregate value equal to the volume weighted average price per common share for the 20 trading days prior to the exercise of the option, less the $3.00 option price, multiplied by the number of common shares remaining under the option.

On June 12, 2009, we entered into a sales agreement with a broker-dealer acting as a sales agent, under which it may offer and sell up to 15,000,000 Class A common shares of beneficial interest. Sales of shares under this agreement, if any, may be made by any method permitted by law deemed to be an "at the market offering" and in privately negotiated transactions. The sales agent is to use its commercially reasonable efforts consistent with its normal trading and sales practice to sell the shares as directed by the Company. The sales agent is entitled to compensation equal to 2.75% of the gross sales price per share for any shares sold under the agreement. Under the sales agreement, during the year ended December 31, 2009, we sold 2,742,300 shares with net proceeds of $8,258.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

On May 16, 2008, we completed a public offering of 6,000,000 common shares at $9.90 per share. On May 20, 2008, the underwriters exercised a portion of their over-allotment option with respect to that offering, and we issued an additional 600,000 common shares at $9.90 per share. Proceeds to us, net of underwriting discounts and commissions and expenses, were approximately $61,845. Immediately upon closing the offering, we contributed all of the net proceeds of the offering to the Partnership in exchange for additional Partnership interests. The net offering proceeds were used to repay indebtedness.

Stock Based Compensation

We measure the cost of employee service received in exchange for an award of equity instruments based on the grant-date fair value of the award. The compensation cost is amortized on a straight line basis over the period during which an employee is required to provide service in exchange for the award. The compensation cost related to performance awards that are contingent upon market based criteria being met is recorded at the fair value of the award on the date of the grant and amortized over the performance period.

Derivatives and Hedging

The Company's objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses interest rate swaps and interest rate caps as part of its cash flow hedging strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. Interest rate caps designated as cash flow hedges limit the Company's exposure to increased cash payments due to increases in variable interest rates.

Revenue Recognition

We recognize revenue and expense for all consolidated hotels as hotel operating revenue and hotel operating expense when earned and incurred. These revenues are recorded net of any sales or occupancy taxes collected from our guests. We participate in frequent guest programs sponsored by the brand owners of our hotels and we expense the charges associated with those programs, as incurred.

Interest income on development loan financing is recorded in the period earned based on the interest rate of the loan and outstanding balance during the period. Development loans receivable and accrued interest on the development loans receivable are evaluated to determine if outstanding balances are collectible. Interest is recorded only if it is determined the outstanding loan balance and accrued interest balance are collectible.

Other revenues consist primarily of fees earned for asset management services provided to hotels we own through unconsolidated joint ventures. Fees are earned as a percentage of hotel revenue and are recorded in the period earned to the extent of the noncontrolling interest ownership.

Income Taxes

The Company qualifies as a REIT under applicable provisions of the Internal Revenue Code, as amended, and intends to continue to qualify as a REIT. In general, under such provisions, a trust which has made the required election and, in the taxable year, meets certain requirements and distributes to its shareholders at least 90% of its REIT taxable income will not be subject to Federal income tax to the extent of the income which it distributes. Earnings and profits, which determine the taxability of dividends to shareholders, differ from net income reported for financial reporting purposes due primarily to differences in depreciation of hotel properties for Federal income tax purposes.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred income taxes relate primarily to the TRS Lessee and are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of the TRS Lessee and their respective tax bases and for their operating loss and tax credit carry forwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors.

Although the TRS Lessee is expected to operate at a profit for Federal income tax purposes in future periods, the utilization of the deferred tax asset is not determinable. Therefore, any deferred tax assets have been reserved as we have not concluded that it is more likely than not that these deferred tax assets will be realizable.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Costs

In July 2010, the FASB issued a new accounting standard that expands existing disclosures about the credit quality of financial receivables and the related allowance for credit losses. The expanded disclosure requirements, which are effective for ending balances as of December 31, 2010, are applicable to our Development Loans Receivable, and have been included in Note 4. Disclosures regarding activity that occurs during the reporting period will be effective beginning January 1, 2011.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 2 – INVESTMENT IN HOTEL PROPERTIES

Investment in hotel properties consists of the following at December 31, 2010 and 2009:

	December 31, 2010	December 31, 2009
Land	$ 233,869	$ 161,449
Buildings and Improvements	1,057,344	814,461
Furniture, Fixtures and Equipment	150,723	122,174
Construction in Progress	15,301	-
	1,457,237	1,098,084
Less Accumulated Depreciation	(211,386)	(159,130)
Total Investment in Hotel Properties	$ 1,245,851	$ 938,954

Depreciation expense was $51,823, $44,002 and $41,219 for the years ended December 31, 2010, 2009, and 2008, respectively.

Acquisitions

During the year ended December 31, 2010 we acquired the following wholly owned hotel properties:

Hotel	Acquisition Date	Land	Buildings and Improvements	Furniture Fixtures and Equipment	Franchise Fees, Loan Costs, and Leasehold Intangible	Construction in Progress	Total Purchase Price	Fair Value of Assumed Debt
Hilton Garden Inn, Glastonbury, CT	1/1/2010	$ 1,898	$ 12,981	$ 2,223	$ 27	$ -	$ 17,129	$ 11,937
Hampton Inn, Times Square, NY	2/9/2010	10,691	41,637	3,939	89	-	56,356	-
Holiday Inn Express, Times Square, NY	2/9/2010	11,075	43,113	4,078	105	-	58,371	-
Candlewood Suites, Times Square, NY	2/9/2010	10,281	36,687	4,298	96	-	51,362	-
Holiday Inn, Wall Street, NY	5/7/2010	12,152	21,100	1,567	57	-	34,876	-
Hampton Inn, Washington, DC	9/1/2010	9,335	58,048	5,605	108	-	73,096	-
Sheraton, New Castle, DE	12/28/2010	-	-	-	-	15,301	15,301	-
Total		$ 55,432	$ 213,566	$ 21,710	$ 482	$ 15,301	$ 306,491	$ 11,937

On January 1, 2010, we acquired our joint venture partner's 52.0% membership interest in PRA Glastonbury, LLC, the owner of the Hilton Garden Inn, Glastonbury, CT, and as a result, this hotel became one of our wholly-owned properties. We assumed $13,141 in mortgage debt with the acquisition of this property bearing interest at 5.98% which was determined on the date of acquisition to be below market rates. We recorded a discount of $1,204 related to the assumption of this debt which will be amortized through the date of the debt's maturity in April 2016. Amortization of the discount is recorded as interest expense on our consolidated statement of operations. See "Note 3 – Investment in Unconsolidated Joint Ventures" for further discussion of this transaction.

On February 9, 2010, we acquired a Hampton Inn, a Holiday Inn Express and a Candlewood Suites in the area of Times Square, New York, NY. The sellers of the three hotels were related to each other, but not the Company. The total purchase price for the three

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 2 – INVESTMENT IN HOTEL PROPERTIES (continued)

hotels was $166,089 and consisted of $160,790 in cash and 1,451,613 Common Units, valued at $5,299. In addition, we paid closing costs of $3,228 and acquired approximately $63 in net working capital assets.

On May 7, 2010, we entered into a contribution agreement with an unrelated third party and closed on the acquisition of 100% of the membership interests in Maiden Hotel LLC, the owner of the Wall Street Holiday Inn, New York, NY. The aggregate purchase price paid for the membership interests in Maiden Hotel LLC was approximately $34,876. The purchase price paid included the issuance of 200,000 Common Units, valued at $957, the settlement of $7,839 of existing mezzanine financing and accrued interest income, and the payment of approximately $26,080 in cash provided, in part, from borrowings under our existing line of credit. The property was purchased unencumbered of debt. In addition, we paid closing costs of $151 and acquired approximately $511 in net working capital.

On September 1, 2010, we entered into a purchase and sale agreement with an unrelated third party and closed on the acquisition of the Hampton Inn, Washington, DC. The total purchase price for this hotel was $73,096, which was paid in cash provided by borrowings under our revolving line of credit. In addition, we paid closing costs of $1,188 and acquired approximately $304 in net working capital assets.

On December 28, 2010, we closed on the acquisition of a parcel of land which includes a multi-story vacant hotel building with an unrelated third party in New Castle, DE. The total purchase price for this hotel was $15,301, which was paid in cash. We have begun the process of converting this hotel building into a branded hotel. The conversion has an estimated completion date of June 2011.

As shown in the table below, included in the consolidated statements of operations for the year ended December 31, 2010 are total revenues of $46,147 and total net income of $7,518 for the hotels we acquired a 100% interest in since January 1, 2010. These amounts represent the results of operations for such hotels since the date of acquisition of our 100% interest in such hotels.

Hotel	Twelve Months Ended, December 31, 2010 Revenue	Net (Loss) Income
Hilton Garden Inn, Glastonbury, CT	$ 5,046	$ (142)
Hampton Inn, Holiday Inn Express, Candlewood Suites, Times Square, NY	32,681	7,025
Holiday Inn, Wall Street, NY	4,496	962
Hampton Inn, Washington, DC	3,924	(327)
Total	$ 46,147	$ 7,518

During the year ended December 31, 2009 we acquired the following wholly owned hotel properties:

Hotel	Acquisition Date	Land	Buildings and Improvements	Furniture Fixtures and Equipment	Franchise Fees, Loan Costs, and Leasehold Intangible	Construction in Progress	Total Purchase Price	Fair Value of Assumed Debt
Hilton Garden Inn, TriBeCa, New York, NY	6/30/2009	$ 21,077	$ 42,955	$ 2,668	$ 300	$ -	$ 67,000	$ 29,824
Hampton Inn, West Haven, CT	11/4/2009	1,053	10,751	1,196	-	-	13,000	7,700
Total		$ 22,130	$ 53,706	$ 3,864	$ 300	$ -	$ 80,000	$ 37,524

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 2 – INVESTMENT IN HOTEL PROPERTIES (continued)

On May 1, 2009, we acquired, from an unaffiliated seller, a 49% membership interest in York Street, LLC, the owner of the Hilton Garden Inn, TriBeCa, New York, NY. In connection with the acquisition of our 49% interest in York Street, LLC, we also entered into an option agreement to acquire the seller's remaining 51% interest in York Street, LLC. On June 30, 2009, we exercised the option and acquired the remaining 51% interest in York Street, LLC making the Hilton Garden Inn, TriBeCa, New York, NY, wholly owned. Consideration given as of the purchase date to acquire our 100% interest in York Street, LLC included:

Cash paid to seller	$	4,794	
Amounts payable to seller		1,387	(1)
Settlement of development loans receivable and accrued interest income on development loans		19,555	(2)
Land and mortgage transferred to seller		10,118	(3)
Assumption of York Street, LLC mortgage loan payable		29,824	(4)
Net hotel working capital liabilities assumed		1,322	
Total consideration given	$	67,000	

(1) "Cash payable to the seller" of $1,387 was held back at settlement pending the seller's completion of certain capital expenditures and the delivery on the Company's obligation to transfer land to the seller.
(2) "Settlement of development loans receivable and accrued interest income on development loans" consists of principal and accrued interest receivable reductions with respect to development loans made to York Street, LLC and Maiden Hotel, LLC, an entity controlled by the seller. See "Note 4 – Development Loans Receivable and Land Leases" for more information related to the development loans made to York Street, LLC and Maiden Hotel, LLC.
(3) "Land and mortgage transferred to seller" consisted of our investment in real property at 440 West 41st Street, New York, NY, and related land lease revenue receivable. This parcel was acquired on July 28, 2006 and leased to Metro Forty First Street, LLC, an entity controlled by the seller. In connection with our acquisition of the membership interests in York Street, LLC, we transferred this property to Metro Forty First Street, LLC, and that entity assumed our obligations under the $12,100 mortgage loan encumbering the property.
(4) The mortgage loan assumed in connection with the acquisition of York Street, LLC, which is secured by the Hilton Garden Inn, TriBeCa, New York, NY, was refinanced on August 7, 2009 with a $29,824 first mortgage loan which matures in July 2012 and bears interest at the Wall Street Journal variable prime rate plus 2.0% subject to an interest rate floor of 8.75%.

We recorded an intangible asset for the lease of restaurant space located in the Hilton Garden Inn, TriBeCa, New York, NY that was in place at the time of acquisition. The lease is with an unrelated third party and has 15 years remaining until expiration with one five year extension option. We earn fixed rent under this lease at a minimum of $300 per annum for the first five years of the lease and a minimum of $336 and $376 per annum for the second and third five-year periods of the lease, respectively.

On November 4, 2009, we entered into a contribution agreement and closed on the acquisition of 100% of the membership interests in 44 West Haven Hospitality, LLC, the owner of the Hampton Inn and Suites, West Haven, CT. The aggregate purchase price paid for the membership interests in 44 West Haven Hospitality, LLC was approximately $13,000, including the assumption of $7,700 of existing mortgage debt secured by a first lien on the Hampton Inn and Suites, West Haven, CT, the release of $2,000 of existing mezzanine financing provided by us to 44 West Haven Hospitality, LLC, the cancellation of approximately $200 in accrued interest related to the existing mezzanine financing and approximately $3,100 of cash. The assumed mortgage debt bears interest at a fixed rate of 6.0% and matures in November 2012, with a three year extension subject to approval by the lenders. In addition, we paid the lenders a modification fee of $39. Certain of our officers and affiliated trustees had direct or indirect interests in 44 West Haven Hospitality, LLC. As a related party transaction, the transaction was approved by all of our independent trustees. HHMLP will continue to manage the Hampton Inn and Suites, West Haven, CT.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 2 – INVESTMENT IN HOTEL PROPERTIES (continued)

Pro Forma Results (Unaudited)

The following condensed pro forma financial data is presented as if all acquisitions had been completed on January 1, 2009. Properties acquired without any operating history are excluded from the condensed pro forma operating results. The condensed pro forma information is not necessarily indicative of what actual results of operations of the Company would have been assuming the acquisitions had been consummated on January 1, 2009 at the beginning of the year presented, nor does it purport to represent the results of operations for future periods.

	For the Year Ended December	
	2010	2009
Pro Forma Total Revenues	$ 294,049	$ 260,145
Pro Forma (Loss) income from Continuing Operations	$ (13,698)	$ (53,548)
Income (Loss) from Discontinued Operations	471	2,308
Pro Forma Net (Loss) income	(13,227)	(51,240)
Loss (Income) allocated to Noncontrolling Interest	605	7,543
Preferred Distributions	(4,800)	(4,800)
Pro Forma Net (Loss) income applicable to Common Shareholders	$ (17,422)	$ (48,497)
Pro Forma (Loss) income applicable to Common Shareholders per Common Share		
Basic	$ (0.16)	$ (0.95)
Diluted	$ (0.16)	$ (0.95)
Weighted Average Common Shares Outstanding		
Basic	134,370,172	51,027,742
Diluted	134,370,172	51,027,742

Renovation

On April 2, 2010, we commenced renovations to convert two of our existing adjoining hotel properties in King of Prussia, PA into a Hyatt Place. The hotels previously operated as a Mainstay Suites and a Sleep Inn and were closed at the time renovations commenced. As such, we ceased recording depreciation expense on the two existing properties and we capitalized the cost of construction, including interest, during the period of time the hotel was under renovation. On August 17, 2010, the renovations were completed and the hotel opened. We capitalized approximately $6,471 in renovation costs, which are included in Investment in Hotel Properties on the consolidated balance sheet.

Earn-out Provisions

Purchase agreements related to the Holiday Inn Express, Camp Springs, MD and Hampton Inn and Suites, Smithfield, RI hotels contained certain earn-out provisions that entitled the seller to a payment based on operating metrics of the hotel properties. As of December 31, 2010, the earnout period expired for these properties. These properties did not meet the required net operating income thresholds established in the properties' purchase agreements. As such, no amounts were paid or are payable to the sellers under these earn-out provisions.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 3 — INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

As of December 31, 2010 and December 31, 2009 our investment in unconsolidated joint ventures consisted of the following:

Joint Venture	Hotel Properties	Percent Owned	Preferred Return	December 31, 2010	December 31, 2009
PRA Glastonbury, LLC	Hilton Garden Inn, Glastonbury, CT	48.0%	11.0% cumulative	$ -	$ 561
Inn American Hospitality at Ewing, LLC	Courtyard by Marriott, Ewing, NJ	50.0%	11.0% cumulative	28	459
Hiren Boston, LLC*	Courtyard by Marriott, Boston, MA	50.0%	N/A	-	-
SB Partners, LLC	Holiday Inn Express, Boston, MA	50.0%	N/A	1,852	1,934
Mystic Partners, LLC	Hilton and Marriott branded hotels in CT and RI	8.8%-66.7%	8.5% non-cumulative	25,935	27,043
PRA Suites at Glastonbury, LLC**	Homewood Suites, Glastonbury, CT	48.0%	10.0% non-cumulative	-	1,754
Metro 29th Street Associates, LLC	Holiday Inn Express, New York, NY	50.0%	N/A	7,746	7,431
				$ 35,561	$ 39,182

*During the year ended December 31, 2009, we determined that our investment in the Courtyard by Marriott, Boston, MA was impaired. As a result, the Company recorded an impairment charge of $3,500 which is included in loss from unconsolidated joint venture investments on the Company's consolidated statements of operations. This charge reduced our investment in the Courtyard by Marriott, Boston, MA to $0.

**During the year ended December 31, 2009, we determined that our investment in the Homewood Suites, Glastonbury, was impaired. As result, the Company recorded an impairment charge of $1,041 which is included in loss from unconsolidated joint venture investments on the Company's consolidated statements of operations. This charged reduced our investment in the Homewood Suites, Glastonbury, to $1,754.

On January 1, 2010, we acquired our joint venture partner's 52.0% membership interest in PRA Glastonbury, LLC, the owner of the Hilton Garden Inn, Glastonbury, CT, and this hotel became one of our wholly-owned hotels. The consideration provided to our joint venture partner in exchange for its 52.0% membership interest consisted of:

- cash of $253;
- our 48% minority membership interest in PRA Suites at Glastonbury, LLC, the owner of the Homewood Suites, Glastonbury, CT;
- settlement of a note receivable and accrued interest made to our former joint venture partner with a principal balance of $1,267 and accrued interest receivable of $141; and
- our assumption of the outstanding mortgage debt secured by the Hilton Garden Inn, Glastonbury, CT which had an outstanding principal balance of $13,141 as of December 31, 2009, bears interest at a fixed rate of 5.98% per annum and has an anticipated maturity date of April 1, 2016.

As a result of this transaction, our joint venture partner acquired our 48.0% minority membership interest in PRA Suites at Glastonbury, LLC, the entity owning the Homewood Suites, Glastonbury, CT, and assumed the outstanding mortgage debt secured by

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 3 — INVESTMENT IN UNCONSOLIDATED JOINT VENTURES (continued)

the Homewood Suites, Glastonbury, CT.

Due to the increase in our ownership interest in PRA Glastonbury, LLC, the value of our existing 48.0% interest was remeasured resulting in a $1,818 gain which was recorded upon our acquisition of the remaining interests in the Hilton Garden Inn, Glastonbury, CT.

Hiren Boston, LLC, a joint venture that owns the 164-room Courtyard by Marriott located in South Boston, MA, had been pursuing discussions with its lender to refinance a $16,200 mortgage loan secured by the hotel property, which had originally matured in September 2009. On April 13, 2010, we purchased this mortgage loan from the lender, which had an unamortized principal balance of $15,628, for a purchase price of $13,750, and amended the terms of the note. As amended, this $13,750 mortgage loan now requires the joint venture to make monthly interest payments beginning on May 1, 2010, bears interest at a fixed rate of 10% per annum and matures on April 13, 2012. As a result of the purchase of this mortgage loan, we have determined that we are the primary beneficiary of Hiren Boston, LLC. As of April 13, 2010, we no longer accounted for our investment in Hiren Boston, LLC under the equity method of accounting and began accounting for Hiren Boston, LLC as a consolidated subsidiary. Hiren Boston, LLC's results of operations are included in our consolidated statement of operations for the period from April 13, 2010 through December 31, 2010 and its balance sheet is included in our consolidated balance sheet as of December 31, 2010. Our interest in Hiren Boston, LLC was remeasured, and as a result, we recorded a gain of approximately $2,190.

During the year ended December 31, 2008, we determined that our investment in the Hartford Hilton, part of the Mystic Partners joint venture portfolio, was impaired. As a result, the Company recorded an impairment charge of $1,890 which is included in loss from unconsolidated joint venture investments on the Company's consolidated statements of operations. This charge reduced our investment in the Hartford Hilton to $0.

Income or loss from our unconsolidated joint ventures is allocated to us and our joint venture partners consistent with the allocation of cash distributions in accordance with the joint venture agreements. Any difference between the carrying amount of these investments and the underlying equity in net assets is amortized over the expected useful lives of the properties and other intangible assets. Income (loss) recognized during the years ended December 31, 2010, 2009, and 2008 for our Investments in Unconsolidated Joint Ventures is as follows:

	Twelve Months Ended December 31,		
	2010	2009	2008
PRA Glastonbury, LLC	$ -	$ (77)	$ 94
Inn American Hospitality at Ewing, LLC	(331)	(127)	20
Hiren Boston, LLC	-	(460)	(189)
SB Partners, LLC	(83)	(156)	80
Mystic Partners, LLC	(1,650)	(1,686)	(345)
PRA Suites at Glastonbury, LLC	-	(6)	(8)
Metro 29th Street Associates, LLC	313	(137)	1,721
	(1,751)	(2,649)	1,373
Gain from Remeasurement of Investement in Unconsolidated Joint Venture	4,008	-	-
Less: Impairment of Investment in Unconsolidated Joint Venture	-	(4,541)	(1,890)
Income (Loss) from Unconsolidated Joint Venture Investments	$ 2,257	$ (7,190)	$ (517)

The Mystic Partners, LLC joint venture agreement provides for an 8.5% non-cumulative preferred return based on our contributed equity interest in the venture. Cash distributions will be made from cash available for distribution, first, to us to provide an 8.5% annual non-compounded return on our unreturned capital contributions and then to our joint venture partner to provide an 8.5% annual non-compounded return of their unreturned contributions. Any remaining cash available for distribution will be distributed to us 10.5% with respect to the net cash flow from the Hartford Marriott, 7.0% with respect to the Hartford Hilton and 56.7%, with respect to the remaining seven properties. Mystic Partners, LLC allocates income to us and our joint venture partner consistent with the

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 3 — INVESTMENT IN UNCONSOLIDATED JOINT VENTURES (continued)

allocation of cash distributions in accordance with the joint venture agreements.

Each of the Mystic Partners, LLC hotel properties, except the Hartford Hilton, is under an Asset Management Agreement with 44 New England to provide asset management services. Fees for these services are paid monthly to 44 New England and recognized as income in the amount of 1% of operating revenues, except for the Hartford Marriott which is 0.25% of operating revenues.

The Company and our joint venture partner in Mystic Partners, LLC jointly and severally guarantee the performance of the terms of a loan to Adriaen's Landing Hotel, LLC, owner of the Hartford Marriott, in the amount of $50,000, and 315 Trumbull Street Associates, LLC, owner of the Hartford Hilton, in the amount of $27,000, if at any time during the term of the note and during such time as the net worth of Mystic Partners falls below the amount of the guarantee. We have determined that the probability of incurring loss under this guarantee is remote and the value attributed to the guarantee is de minimis.

The following tables set forth the total assets, liabilities, equity and components of net income, including the Company's share, related to the unconsolidated joint ventures discussed above as of December 31, 2010 and December 31, 2009 and for the years ended December 31, 2010, 2009, and 2008.

Balance Sheets

	December 31, 2010	December 31, 2009
Assets		
Investment in hotel properties, net	$ 144,675	$ 196,842
Other Assets	27,970	28,473
Total Assets	$ 172,645	$ 225,315
Liabilities and Equity		
Mortgages and notes payable	$ 156,976	$ 218,116
Other liabilities	37,797	18,219
Equity:		
Hersha Hospitality Trust	38,394	44,178
Joint Venture Partner(s)	(60,522)	(55,198)
Total Equity	(22,128)	(11,020)
Total Liabilities and Equity	$ 172,645	$ 225,315

Statements of Operations

	Twelve Months Ended December 31, 2010	2009	2008
Room Revenue	$ 74,817	$ 81,718	$ 99,530
Other Revenue	21,298	22,427	28,344
Operating Expenses	(63,113)	(68,389)	(82,327)
Interest Expense	(11,817)	(16,326)	(13,442)
Loss on Impairment of Building and Equipment	-	(7)	(9,171)
Lease Expense	(5,363)	(5,647)	(5,538)
Property Taxes and Insurance	(6,827)	(6,596)	(6,459)
Federal and State Income Taxes	-	-	121
General and Administrative	(7,025)	(7,332)	(7,835)
Loss Allocated to Noncontrolling Interests	478	705	-
Depreciation and Amortization	(10,345)	(14,423)	(16,171)
Net loss	$ (7,897)	$ (13,870)	$ (12,948)

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 3 — INVESTMENT IN UNCONSOLIDATED JOINT VENTURES (continued)

The following table is a reconciliation of the Company's share in the unconsolidated joint ventures' equity to the Company's investment in the unconsolidated joint ventures as presented on the Company's balance sheets as of December 31, 2010 and 2009:

	December 31, 2010	December 31, 2009
Company's share of equity recorded on the joint ventures' financial statements	$ 38,394	$ 44,178
Adjustment to reconcile the Company's share of equity recorded on the joint ventures' financial statements to our investment in unconsoldiated joint ventures(1)	(2,833)	(4,996)
Investment in Unconsolidated Joint Ventures	$ 35,561	$ 39,182

(1) Adjustment to reconcile the Company's share of equity recorded on the joint ventures' financial statements to our investment in unconsolidated joint ventures consists of the following:
- cumulative impairment of our investment in joint ventures not reflected on the joint ventures' financial statements;
- our basis in the investment in joint ventures not recorded on the joint ventures' financial statements; and
- accumulated amortization of our equity in joint ventures that reflects our portion of the excess of the fair value of joint ventures' assets on the date of our investment over the carrying value of the assets recorded on the joint ventures financial statements. This excess investment is amortized over the life of the properties, and the amortization is included in Income (Loss) from Unconsolidated Joint Venture Investments on our consolidated statement of operations.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 4 - DEVELOPMENT LOANS RECEIVABLE

Development Loans

Historically, we provided first mortgage and mezzanine loans to hotel developers, including entities in which our executive officers and affiliated trustees own an interest that enabled such entities to construct hotels and conduct related improvements on specific hotel projects at interest rates ranging from 10% to 20%. These loans were initially originated as part of our acquisition strategy. During the year ended December 31, 2010, no such loans were originated by us. Interest income from development loans was $4,686, $7,411 and $7,890 for the years ended December 31, 2010, 2009, and 2008, respectively. Accrued interest on our development loans receivable was $3,013 as of December 31, 2010 and $2,451 as of December 31, 2009. Accrued interest on our development loans receivable as of December 31, 2010 does not include cumulative interest income of $5,653 which has been accrued and paid in kind by adding it to the principal balance of certain loans as indicated in the table below.

As of December 31, 2010 and 2009, our development loans receivable consisted of the following:

Hotel Property	Borrower	Principal Outstanding December 31, 2010	Principal Outstanding December 31, 2009	Interest Rate	Maturity Date (1)
Operational Hotels					
Holiday Inn - New York, NY	Maiden Hotel, LLC	-	$ 7,000	20%	N/A
Renaissance by Marriott - Woodbridge, NJ	Hersha Woodbridge Associates, LLC	5,000	5,000	11%	April 1, 2011 *
Element Hotel - Ewing, NJ	American Properties @ Scotch Road, LLC	2,000	2,000	11%	August 6, 2011 *
Hilton Garden Inn - Dover, DE	44 Aasha Hospitality Associates, LLC	1,000	1,000	10%	November 1, 2011 *
Construction Hotels					
Hyatt 48Lex - New York, NY	44 Lexington Holding, LLC	12,939 (2)	11,591	11%	December 31, 2011 *
Hyatt Union Square - New York, NY	Risingsam Union Square, LLC	12,714 (2)	11,503	10%	December 31, 2011
Hampton Inn - New York, NY	SC Waterview, LLC	8,000	8,000	10%	December 31, 2011
Total Development Loans Receivable		$ 41,653	$ 46,094		

* Indicates borrower is a related party

(1) Represents current maturity date in effect. Agreements for our development loans receivable typically allow for two one-year extensions which can be exercised by the borrower if the loan is not in default. As these loans typically finance hotel development projects, it is common for the borrower to exercise their options to extend the loans, in whole or in part, until the project has been completed and the project provides cash flow to the developer or is refinanced by the developer.

(2) We amended the following development loans to allow the borrower to elect, quarterly, to pay accrued interest in-kind by adding the accrued interest to the principal balance of the loan as of December 31, 2010 and 2009:

Borrower	Interest Income Year Ended December 31, 2010	Interest Income Year Ended December 31, 2009	Cumulative Interest Income Paid In Kind
Risingsam Union Square, LLC	$ 1,211	$ 1,069	$ 2,714
44 Lexington Holding, LLC	1,348	1,178	2,939
Total	$ 2,559	$ 2,247	$ 5,653

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 4 - DEVELOPMENT LOANS RECEIVABLE (continued)

Advances and repayments on our development loans receivable consisted of the following for the years ended December 31, 2010, 2009, and 2008:

	2010	2009	2008
Balance at January 1,	$ 46,094	$ 81,500	$ 58,183
New advances	-	2,000	64,200
Interest added to principal	2,559	4,502	-
Repayments	-	(500)	(22,416)
Principal exchanged for interest in hotel properties	(7,000)	(20,000)	-
Amortization of discount	-	-	281
Impairments, net of discount	-	(21,408)	(18,748)
Balance at December 31,	$ 41,653	$ 46,094	$ 81,500

Impairment of Development Loans

We monitor our portfolio of development loans on an on-going basis to determine collectability of the loan principal and accrued interest. We determined that our development loans to Brisam East 52, LLC and Brisam Greenwich, LLC, which were secured by the equity interest in each entity, were permanently impaired. We ceased accruing interest on the loans effective July 1, 2009. As of December 31, 2009, we determined that the fair value of each loan receivable is $0 and have incurred an impairment charge for the remaining principal on these loans in the aggregate amount of $21,408, which includes $1,408 of interest income that had been added to the principal balance of the loan.

In 2008, we determined that the developer of the Hilton Garden Inn/Homewood Suites – Brooklyn, NY had failed to make payments to the senior lender on the property's first mortgage. After discussions with the developer and the senior lender, we determined that the fair value of the loan receivable and discount was $0 as of December 31, 2008. As a result, we incurred an impairment charge for the remaining principal of $18,748, which is net of unamortized discount in the amount of $1,252. A receivable for uncollected interest income of $569, which is net of unrecognized deferred loan fees of $143, was also recorded as an impairment charge.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 5 — OTHER ASSETS

Other Assets consisted of the following at December 31, 2010 and 2009:

	December 31, 2010	December 31, 2009
Transaction Costs	$ 340	$ 292
Investment in Statutory Trusts	1,548	1,548
Notes Receivable	-	1,412
Deposits on Hotel Acquisitions	5,500	20
Prepaid Expenses	6,986	4,468
Interest Receivable from Development Loans to Non-Related Parties	1,767	1,573
Deposit on Property Improvement Plans	167	167
Hotel Purchase Option	933	933
Other	1,173	2,015
	$ 18,414	$ 12,428

Transaction Costs - Transaction costs include legal fees and other third party transaction costs incurred relative to entering into debt facilities and issuances of equity securities which are recorded in other assets prior to the closing of the respective transactions.

Investment in Statutory Trusts - We have an investment in the common stock of Hersha Statutory Trust I and Hersha Statutory Trust II. Our investment is accounted for under the equity method.

Notes Receivable – Notes receivable as of December 31, 2009 included a loan, and related accrued interest, made to one of our unconsolidated joint venture partners. The $1,267 note accrued interest at 11% and matured on December 31, 2009. The principal and accrued interest receivable under this note was settled in connection with our acquisition of the remaining interest in PRA Glastonbury, LLC as noted in "Note 3 – Investment in Unconsolidated Joint Ventures."

Deposits on Hotel Acquisitions - Deposits paid in connection with the acquisition of hotels, including accrued interest, are recorded in other assets. As of December 31, 2010 and 2009, we had $5,500 and $20, respectively, in non-interest bearing deposits related to the acquisition of hotel properties.

Prepaid Expenses - Prepaid expenses include amounts paid for property tax, insurance and other expenditures that will be expensed in the next twelve months.

Interest Receivable from Development Loans to Non-Related Parties– Interest receivable from development loans to non-related parties represents interest income receivable from loans extended to non-related parties that are used to enable such entities to construct hotels and conduct related improvements on specific hotel projects. This excludes interest receivable from development loans extended to related parties in the amounts of $1,246 and $878 as of December 31, 2010 and 2009, respectively, which is included in due from related parties on the consolidated balance sheets.

Deposits on Property Improvement Plans – Deposits on property improvement plans consists of amounts advanced to HHMLP that are to be used to fund capital expenditures as part of our property improvement programs at certain properties.

Hotel Purchase Option – We have an option to acquire a 50% interest in the entity that owns the Holiday Inn Express – Manhattan. This option is exercisable after February 1, 2012 or upon termination of Metro 29th Street's lease of the hotel and expires at the end of the lease term.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 6 - DEBT

Mortgages and Notes Payable

We had total mortgages payable at December 31, 2010 and 2009, of $596,949 and $614,401, respectively. These balances consisted of mortgages with fixed and variable interest rates, which ranged from 2.26% to 8.25% as of December 31, 2010. Aggregate interest expense incurred under the mortgage loans payable totaled $37,600, $35,878, and $34,855 during 2010, 2009, and 2008, respectively. The mortgages are secured by first deeds of trust on various hotel properties with a combined net book value of $1,179,052 and $892,825 as of December 31, 2010, and 2009, respectively. Our mortgage indebtedness contains various financial and non-financial covenants customarily found in secured, non-recourse financing arrangements. Our mortgage loans payable typically require that specified debt service coverage ratios be maintained with respect to the financed properties before we can exercise certain rights under the loan agreements relating to such properties. If the specified criteria are not satisfied, the lender may be able to escrow cash flow generated by the property securing the applicable mortgage loan. We have determined that certain debt service coverage ratio covenants contained in the loan agreements securing fifteen of our hotel properties were not met as of December 31, 2010 due to recent economic conditions. These covenants do not constitute an event of default for these loans. As of December 31, 2010 we were in compliance with all events of default covenants under the applicable loan agreements. As of December 31, 2010, the maturities for the outstanding mortgage loans ranged from May 2011 to September 2023.

Subordinated Notes Payable

We have two junior subordinated notes payable in the aggregate amount of $51,548 to the Hersha Statutory Trusts pursuant to indenture agreements which will mature on July 30, 2035, but may be redeemed at our option, in whole or in part, beginning on July 30, 2010 in accordance with the provisions of the indenture agreement. Effective July 30, 2010, the $25,774 notes issued to Hersha Statutory Trust I and Hersha Statutory Trust II bear interest at a variable rate of LIBOR plus 3% per annum. This rate resets two business days prior to each quarterly payment. For the period October 30, 2010, to January 29, 2011, we incur interest expense at a variable rate of 3.29%. Prior to this, the $25,774 note issued to Hersha Statutory Trust I incurred interest at a fixed rate of 7.34% per annum through July 30, 2010, and the $25,774 note issued to Hersha Statutory Trust II incurred interest at a fixed rate of 7.173% per annum through July 30, 2010. On April 19, 2010, we purchased an interest rate cap that effectively limits interest payments when LIBOR exceeds 2.00% on our two subordinated notes payable. See "Note 8 - Fair Value Measurements and Derivative Instruments" for more information. Interest expense in the amount of $2,934, $3,766, $3,729 was recorded for the years ended 2010, 2009, and 2008, respectively.

Other Notes Payable

HHLP has entered into a management agreement with an unaffiliated hotel manager that has extended a $498 interest-free loan to HHLP for working capital contributions that are due at either the termination or expiration of the management agreement. A discount was recorded on the note payable which reduced the principal balances recorded in the mortgages and notes payable. The discount is being amortized over the remaining life of the loan and is recorded as interest expense. On December 31, 2010, we terminated the management agreement with Lodgeworks, L.P. ("Lodgeworks"), for the management services they provided for the two Hyatt Summerfield Suites located in White Plains, NY, and Gaithersburg, MD. In connection with this termination, we repaid $149 as a partial repayment of the interest free loan due to Lodgeworks as a result of our acquisition of the Summerfield Suites portfolio. The remaining balance of the note payable, net of unamortized discount, was $223 as of December 31, 2010 and $294 as of December 31, 2009.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 6 – DEBT (continued)

Aggregate annual principal payments for the Company's mortgages and notes payable for the five years following December 31, 2010 and thereafter are as follows:

Year Ending December 31,	Amount
2011	47,799
2012	33,694
2013	32,444
2014	42,550
2015	88,640
Thereafter	404,576
Net Unamortized Discount	(983)
	$ 648,720

Revolving Line of Credit

On October 14, 2008, we entered into a Revolving Credit Loan and Security Agreement with T.D. Bank, NA and various other lenders, which provided for a revolving line of credit in the principal amount of up to $175,000, including a sub-limit of $25,000 for irrevocable stand-by letters of credit. The bank group had committed $135,000, and the credit agreement was structured to allow for an increase of an additional $40,000 under the line of credit, provided that additional collateral was supplied and additional lenders joined the bank group.

On December 11, 2009, we amended the credit agreement to modify certain financial covenants, resulting in changes to the annual interest rate incurred on prime rate and LIBOR rate loans borrowed under the line of credit. Hersha paid the lenders a fee of $338 in connection with the amendment the credit agreement. As amended, the credit agreement included certain financial covenants and required that we maintain (1) a minimum tangible net worth of $300,000; (2) maximum accounts and other receivables from affiliates of $125,000; (3) annual distributions not to exceed 95% of adjusted funds from operations; (4) maximum variable rate indebtedness to total debt of 30%; and (5) certain financial ratios.

On November 5, 2010, we entered into a Revolving Credit Loan and Security Agreement with T.D. Bank, NA and various other lenders. The credit agreement provides for a revolving line of credit in the principal amount of up to $250,000, including a sub-limit of $25,000 for irrevocable stand-by letters of credit and a $10,000 sub-limit for the swing line loans. On November 5, 2010, our previous line of credit was terminated and replaced by the new line of credit and as a result all amounts outstanding under our previous credit facility, were repaid with borrowings from our new credit facility. Additional borrowings under the line of credit provided by T.D. Bank, NA may be used for working capital and general corporate purposes and for the future purchase of additional hotels. The line of credit expires on November 1, 2013, and, provided no event of default has occurred and remains uncured, we may request that T.D. Bank, NA and the other lenders renew the line of credit for an additional one-year period.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 6 – DEBT (continued)

The line of credit is collateralized by a first lien-security interest in all existing and future unencumbered assets of HHLP, a collateral assignment of all hotel management contracts of the management companies in the event of default, and title-insured, first-lien mortgages on the following hotel properties:

- Hampton Inn, Danville, PA
- Hampton Inn, Philadelphia, PA
- Hampton Inn, Carlisle, PA
- Hampton Inn, Selinsgrove, PA
- Holiday Inn, Norwich, CT
- Towneplace Suites, Harrisburg, PA
- Holiday Inn Express and Suites, Harrisburg, PA
- Residence Inn, Langhorne, PA
- Residence Inn, Norwood, MA
- Sheraton Hotel, JFK Airport, New York, NY
- Holiday Inn Express, Times Square, NY
- Hampton Inn, Washington, DC
- Hyatt Place, King of Prussia, PA

At our option, the interest rate on loans provided under the line of credit will be either (i) the Wall Street Journal variable prime rate plus an applicable margin ranging between 150 and 175 basis points per annum or (ii) LIBOR plus an applicable margin ranging between 350 and 375 basis points per year, subject to a floor of 4.25%.

The credit agreement providing for the line of credit includes certain financial covenants and requires that we maintain: (1) a minimum tangible net worth of $500,000, which is subject to increases under certain circumstances; (2) maximum accounts and other receivables from affiliates of $125,000; (3) annual distributions not to exceed 95% of adjusted funds from operations; (4) maximum variable rate indebtedness to total debt of 30%; and (5) certain financial ratios, including the following:

- a fixed charge coverage ratio of not less than 1.25 to 1.00 which will increase to 1.35 to 1.00 as of September 30, 2011, and 1.45 to 1.00 as of September 30, 2012; and
- a total funded liabilities to gross asset value ratio of not more than 0.65 to 1.00

The Company is in compliance with each of the covenants listed above as of December 31, 2010.

The outstanding principal balance under the line of credit was $46,000 at December 31, 2010 and $79,200 at December 31, 2009. The Company recorded interest expense of $2,737, $3,235, and $3,094 related to the line of credit borrowings, for the years ended December 31, 2010, 2009, and 2008, respectively. The weighted average interest rate on our Line of Credit during the years ended December 31, 2010, 2009, and 2008 was 4.29%, 3.25%, and 5.07%, respectively.
As of December 31, 2010 we had $6,927 in irrevocable letters of credit issued and our remaining borrowing capacity under the Line of Credit was $197,073.

Fair Value of Debt

The Company estimates the fair value of its fixed rate debt and the credit spreads over variable market rates on its variable rate debt by discounting the future cash flows of each instrument at estimated market rates or credit spreads consistent with the maturity of the debt obligation with similar credit policies. Credit spreads take into consideration general market conditions and maturity. As of December 31, 2010, the carrying value and estimated fair value of the Company's debt was $694,720 and $658,487, respectively. As of December 31, 2009, the carrying value and estimated fair value of the Company's debt was $745,443 and $688,662 respectively.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 6 – DEBT (continued)

Capitalized Interest

We utilize mortgage debt and our revolving line of credit to finance on-going capital improvement projects at our properties. Interest incurred on mortgages and the revolving line of credit that relates to our capital improvement projects is capitalized through the date when the assets are placed in service. For the years ended December 31, 2010, 2009, and 2008, we capitalized $46, $10 and $544, respectively, of interest expense related to these projects.

Deferred Costs

Costs associated with entering into mortgages and notes payable and our revolving line of credit are deferred and amortized over the life of the debt instruments. Amortization of deferred costs is recorded in interest expense. As of December 31, 2010, deferred costs were $10,204, net of accumulated amortization of $5,852. As of December 31, 2009, deferred costs were $8,696, net of accumulated amortization of $4,262. Amortization of deferred costs for the years ended December 31, 2010, 2009, and 2008 was $2,381, $2,059 and $2,030, respectively.

Debt Extinguishment and Principal Paydowns

During 2008, we repaid one mortgage and settled on the defeasance of loans associated with four of our properties. In addition, we replaced our previous line of credit with Commerce Bank and various other lenders with a new credit facility with T.D. Bank, NA and various other lenders. As a result of these extinguishments, we expensed $1,552 in unamortized deferred costs and defeasance premiums, which are included in the Loss on Debt Extinguishment caption on the consolidated statements of operations for the year ended December 31, 2008.

During 2010, we repaid seven mortgages and two notes payable. In addition, we replaced our previous line of credit with a new credit facility with T.D. Bank, NA and various other lenders. As a result of these extinguishments, we expensed $932 in unamortized deferred costs and fees, which are included in the Loss on Debt Extinguishment caption on the consolidated statements of operations for the year ended December 31, 2010.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 7 - COMMITMENTS AND CONTINGENCIES AND RELATED PARTY TRANSACTIONS

Management Agreements

Our wholly-owned TRS, 44 New England, engages eligible independent contractors in accordance with the requirements for qualification as a REIT under the Federal income tax laws, including HHMLP, as the property managers for hotels it leases from us pursuant to management agreements. HHMLP is owned, in part, by certain executives and affiliated trustees of the Company. Our management agreements with HHMLP provide for five-year terms and are subject to early termination upon the occurrence of defaults and certain other events described therein. As required under the REIT qualification rules, HHMLP must qualify as an "eligible independent contractor" during the term of the management agreements. Under the management agreements, HHMLP generally pays the operating expenses of our hotels. All operating expenses or other expenses incurred by HHMLP in performing its authorized duties are reimbursed or borne by our TRS to the extent the operating expenses or other expenses are incurred within the limits of the applicable approved hotel operating budget. HHMLP is not obligated to advance any of its own funds for operating expenses of a hotel or to incur any liability in connection with operating a hotel. Management agreements with other unaffiliated hotel management companies have similar terms.

For its services, HHMLP receives a base management fee, and if a hotel exceeds certain thresholds, an incentive management fee. The base management fee for a hotel is due monthly and is equal to 3% of gross revenues associated with each hotel managed for the related month. The incentive management fee, if any, for a hotel is due annually in arrears on the ninetieth day following the end of each fiscal year and is based upon the financial performance of the hotels. For the years ended December 31, 2010, 2009 and 2008, base management fees incurred totaled $7,099, $5,485 and $6,136, respectively and are recorded as Hotel Operating Expenses. For the years ended December 31, 2010, 2009 and 2008, incentive management fees of $0, $0, and $363, respectively, were recorded as Hotel Operating Expenses.

On December 3, 2010, we terminated the management agreement held with Marriott International Inc. for the management services they provided for the Courtyard by Marriott, Alexandria, VA. In connection with this termination, we paid $250 in termination fees. Effective December 4, 2010, this hotel is now managed by HHMLP. Also, on December 31, 2010, we terminated the management agreement held with Lodgeworks, L.P. for the management services they provided for the Hyatt Summerfield Suites, White Plains, NY and Hyatt Summerfield Suites, Gaithersburg, MD. In connection with this termination, we repaid $149 as a partial repayment of the interest free loan due to Lodgeworks, L.P. as a result of our acquisition of the Hyatt Summerfield Suites portfolio. See "Note 6 – Debt" for more information.

Franchise Agreements

Our branded hotel properties are operated under franchise agreements assumed by the hotel property lessee. The franchise agreements have 10 to 20 year terms but may be terminated by either the franchisee or franchisor on certain anniversary dates specified in the agreements. The franchise agreements require annual payments for franchise royalties, reservation, and advertising services, and such payments are based upon percentages of gross room revenue. These payments are paid by the hotels and charged to expense as incurred. Franchise fee expense for the years ended December 31, 2010, 2009, and 2008 was $18,560, $14,019 and $17,041 respectively. The initial fees incurred to enter into the franchise agreements are amortized over the life of the franchise agreements.

Accounting and Information Technology Fees

Each of the wholly owned hotels and consolidated joint venture hotel properties managed by HHMLP incurs a monthly accounting and information technology fee. Monthly fees for accounting services are $2 per property and monthly information technology fees are $0.5 per property. In addition, each of the wholly owned hotels not managed by HHMLP, but for which the accounting is provided by HHMLP incurs a monthly accounting fee of $3. For the years ended December 31, 2010, 2009 and 2008, the Company incurred

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 7 - COMMITMENTS AND CONTINGENCIES AND RELATED PARTY TRANSACTIONS (continued)

accounting fees of $1,537, $1,459 and $1,426, respectively. For the years ended December 31, 2010, 2009 and 2008, the Company incurred information technology fees of $347, $325 and $316, respectively. Accounting fees and information technology fees are included in General and Administrative expenses.

Capital Expenditure Fees

HHMLP charges a 5% fee on all capital expenditures and pending renovation projects at the properties as compensation for procurement services related to capital expenditures and for project management of renovation projects. For the years ended December 31, 2010, 2009 and 2008, we incurred fees of $257, $158, and $271, respectively, which were capitalized with the cost of fixed asset additions.

Acquisitions from Affiliates

We have entered into an option agreement with each of our officers and affiliated trustees such that we obtain a right of first refusal to purchase any hotel owned or developed in the future by these individuals or entities controlled by them at fair market value. This right of first refusal would apply to each party until one year after such party ceases to be an officer or trustee of our Company. Our Acquisition Committee of the Board of Trustees is comprised solely of independent trustees, and the purchase prices and all material terms of the purchase of hotels from related parties are approved by the Acquisition Committee.

Hotel Supplies

For the years ended December 31, 2010, 2009, and 2008, we incurred charges for hotel supplies of $156, $73, and $41, respectively. For the years ended December 31, 2010, 2009 and 2008, we incurred charges for capital expenditure purchases of $6,755, $824, and $1,547 respectively. These purchases were made from Hersha Purchasing and Design, a hotel supply company owned, in part, by certain executives and affiliated trustees of the Company. Hotel supplies are expenses included in hotel operating expenses on our consolidated statements of operations, and capital expenditure purchases are included in investment in hotel properties on our consolidated balance sheets. Approximately $22 and $32 is included in accounts payable at December 31, 2010 and 2009, respectively.

Due From Related Parties

The due from related parties balance as of December 31, 2010 and 2009 was approximately $5,069 and $2,394 respectively. The balances primarily consisted of accrued interest due on our development loans, and the remaining due from related party balances are receivables owed from our unconsolidated joint ventures.

Due to Related Parties

The due to related parties balance as of December 31, 2010 and 2009 was approximately $939 and $769, respectively. The balances consisted of amounts payable to HHMLP for administrative, management, and benefit related fees.

Hotel Ground Rent

For the years ended December 31, 2010, 2009, and 2008, we incurred $1,374, $1,166, and $1,040, respectively, of rent expense related to these ground leases.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 7 - COMMITMENTS AND CONTINGENCIES AND RELATED PARTY TRANSACTIONS (continued)

Future minimum lease payments (without reflecting future applicable Consumer Price Index increases) under these agreements are as follows:

Year Ending December 31,	Amount
2011	$ 1,226
2012	1,266
2013	1,271
2014	1,276
2015	1,276
Thereafter	97,296
	$ 103,611

Litigation

We are not presently subject to any material litigation nor, to our knowledge, is any other litigation threatened against us, other than routine actions for negligence or other claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance and all of which collectively are not expected to have a material adverse effect on our liquidity, results of operations or business or financial condition.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 8 — FAIR VALUE MEASUREMENTS AND DERIVATIVE INSTRUMENTS

Fair Value Measurements

Our determination of fair value measurements are based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, we utilize a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

As of December 31, 2010, the Company's derivative instruments represented the only financial instruments measured at fair value. Currently, the Company uses derivative instruments, such as interest rate swaps and caps, to manage its interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs.

We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees.

Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by us and the counterparties. However, as of December 31, 2010 we have assessed the significance of the effect of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Derivative Instruments

We maintain an interest rate cap that effectively fixes interest payments when LIBOR exceeds 5.75% on our debt financing related to Hotel 373, New York, NY. The notional amount of the interest rate cap is $22,000 and equals the principal of the variable interest rate debt being hedged. This interest rate cap matured on May 9, 2010 and was replaced by a new interest rate cap with identical terms that matures on May 9, 2011.

On April 19, 2010, we purchased an interest rate cap for $379 that effectively limits variable rate interest payments on the subordinated notes payable to Hersha Statutory Trust I and Hersha Statutory Trust II when LIBOR exceeds 2.00%. The notional amount of the interest rate cap is $51,548 and equals the principal of the variable interest rate debt being hedged. The effective date of the interest rate cap is July 30, 2010, which correlates with the end of the fixed interest rate period on the notes payable.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 8 — FAIR VALUE MEASUREMENTS AND DERIVATIVE INSTRUMENTS (continued)

We maintain an interest rate swap agreement that effectively fixes the interest rate on a variable rate mortgage on the nu Hotel, Brooklyn, NY, which bears interest at one month U.S. dollar LIBOR plus 2.0%. Under the terms of the interest rate swap, we pay fixed rate interest of 1.1925% on the $18,000 notional amount and we receive floating rate interest equal to the one month U.S. dollar LIBOR, effectively fixing our interest on the mortgage debt at a rate of 3.1925%. This interest rate swap agreement matured on January 10, 2011, and we did not replace it with another agreement.

We maintained an interest rate swap agreement that effectively fixes the interest rate on a variable rate mortgage, bearing interest at one month U.S. dollar LIBOR plus 3.0%, originated upon the refinance of the debt associated with the Hilton Garden Inn, Edison, NJ. Under the terms of this interest rate swap, we pay fixed rate interest of 1.37% and we receive floating rate interest equal to the one month U.S. dollar LIBOR, effectively fixing our interest at a rate of 4.37%. The notional amount amortized in tandem with the amortization of the underlying hedged debt. This interest rate swap agreement was terminated upon the repayment of the principal balance of the underlying hedged debt in October 2010. As a result of this termination, we repaid the fair value of the interest rate swap of $21.

We maintained an interest rate swap agreement that fixes the interest rate on a $40,000 portion of our floating revolving credit facility with Commerce Bank, which bears interest at one month U.S. dollar LIBOR plus 2.5%. Under the terms of this interest rate swap, we pay fixed rate interest of 2.6275% on the $40,000 notional amount and we receive floating rate interest equal to the one month U.S. dollar LIBOR, effectively fixing our interest on this portion of the line of credit at a rate of 5.1275%. This interest rate swap agreement matured on February 1, 2009, and we did not replace it with another agreement.

We maintained an interest rate swap that fixed our interest rate on a variable rate mortgage on the Sheraton Four Points, Revere, MA. Under the terms of this interest rate swap, we paid fixed rate interest of 4.73% of the notional amount and we received floating rate interest equal to the one month U.S. dollar LIBOR. Prior to January 1, 2008, the hedge relationship was deemed to be effective and the change in fair value related to the effective portion of the interest rate swap was recorded in Accumulated Other Comprehensive Income on the Balance Sheet. Subsequent to January 1, 2008, the hedge relationship was no longer deemed to be effective. This swap matured on July 23, 2009. The change in fair value of the interest rate swap for the twelve months ended December 31, 2009 resulted in a gain of $172 and was recorded in income (loss) from discontinued operations.

At December 31, 2010 and December 31, 2009, the fair value of the interest rate swaps and cap were:

Date of Transaction	Hedged Debt	Type	Maturity Date	Estimated Fair Value	
				December 31, 2010	December 31, 2009
May 9, 2010	Variable Rate Mortgage - Hotel 373, New York, NY	Cap	May 9, 2011	$ -	$ -
December 31, 2008	Variable Rate Mortgage - Hilton Garden Inn, Edison, NJ	Swap	January 1, 2011	-	(53)
January 9, 2009	Variable Rate Mortgage - Nu Hotel, Brooklyn, NY	Swap	January 10, 2011	(4)	(103)
April 19, 2010	Subordinated Notes Payable	Cap	July 30, 2012	50	-
				$ 46	$ (156)

The fair value of the derivative instrument is included in Accounts Payable, Accrued Expenses and Other Liabilities at December 31, 2010 and December 31, 2009.

The change in fair value of derivative instruments designated as cash flow hedges was a gain of $178, a loss of $51, and a loss of $86 for the years ended December 31, 2010, 2009, and 2008, respectively. These unrealized gains and losses were reflected on our Balance Sheet in Accumulated Other Comprehensive Income. Hedge ineffectiveness of $0, $1, and $1 on cash flow hedges was recognized in interest expense for the years ended December 31, 2010, 2009, and 2008, respectively.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. The change in net unrealized gains/losses on cash flow hedges reflects a reclassification of $252 of net unrealized gains/losses from accumulated other comprehensive income as an increase to interest expense during 2009. During 2010, the Company estimates that an additional $128 will be reclassified as an increase to interest expense.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 9 - SHARE-BASED PAYMENTS

In May 2008, the Company established the Hersha Hospitality Trust 2008 Equity Incentive Plan (the "2008 Plan") for the purpose of attracting and retaining executive officers, employees, trustees and other persons and entities that provide services to the Company. Prior to the 2008 Plan, the Company made awards pursuant to the 2004 Equity Incentive Plan (the "2004 Plan"). Upon approval of the 2008 Plan by the Company's shareholders on May 22, 2008, the Company terminated the 2004 Plan. Termination of the 2004 Plan did not have any effect on equity awards and grants previously made under that plan.

Executives

2010 Long-Term Equity Incentive

On May 7, 2010, the Compensation Committee adopted an annual long-term equity incentive plan for the executive officers, pursuant to which the executive officers are eligible to earn equity awards in the form of stock awards or performance shares. The equity awards for 2010 will be made pursuant to the 2008 Plan or any other equity incentive plan approved by the Company's shareholders. Half of the award will be made, subject to the sole discretion of the Committee, if the executive officer is employed by the Company on the date awards are determined, and the remainder of the award will be based on absolute and relative RevPar growth, with 25% of the award based on RevPAR growth in 2010 on an absolute basis and 25% of the award based on RevPAR growth in 2010 relative to a group of peer companies. The number of shares to be issued will be determined by dividing the dollar value of the award by the 20-day volume weighted average closing price of the Company's common shares on the New York Stock Exchange as of December 31 for the applicable performance year. The Company accounts for these grants as performance awards for which the Company assesses the probability of achievement of the grant at the end of each period. As of December 31, 2010, the Company concluded that it was probable that the grants under this plan would be achieved, and, as such, the Company recognized stock based compensation expense of $1,314 for the year ended December 31, 2010, for the equity awards potentially issuable pursuant to the 2010 long-term equity incentive program.

Multi-Year Long-Term Equity Incentive

On May 7, 2010, the Compensation Committee also adopted a multi-year long-term equity incentive plan. This plan has a three-year performance period, which commenced on January 1, 2010 and will end on December 31, 2012. The awards to be granted are based upon the Company's achievement of a certain level of (1) absolute total shareholder return (75% of the award), and (2) relative total shareholder return as compared to the Company's peer group (25% of the award). The number of equity awards to be issued under this program is determined by dividing the dollar value of the award by the 20-day volume weighted average closing price of the Company's common shares on the New York Stock Exchange as of December 31, 2009. If shares are issued under this program, half will vest immediately on December 31, 2012 while the other half will vest on December 31, 2013 if the executive remains employed by the Company. The Company accounts for these grants as market based awards where the Company estimates unearned compensation at the grant date fair value which is amortized into compensation cost over the vesting period. The fair value of these market based awards is estimated using a simulation or Monte Carlo method. For the purpose of the simulation, on the grant date we made the following assumptions:

- volatility of our shares within a range of 53% to 71% over three year performance period which is calculated based on the volatility of our stock price over the last three years and an implied volatility;
- volatility of our peer group's shares within a range of 15% to 117% over three year performance period which is calculated based on the volatility of our peers' stock prices over the last three years and an implied volatility; and
- risk-free interest rates ranging from 0.13% to 1.34%, which reflects the yield on zero-coupon risk free instruments ranging from 3 months to 3 years maturity.

Stock based compensation expense of $2,084 was recorded for the year ended December 31, 2010, for the multi-year long-term equity incentive program. Unearned compensation related to the multi-year program as of December 31, 2010 was $9,575.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 9 - SHARE-BASED PAYMENTS (continued)

Performance Share Awards

On August 5, 2009, the Company's Compensation Committee awarded an aggregate of 354,250 performance shares pursuant to the 2008 Plan to our executive officers. Performance shares are not considered to be outstanding at the time of grant, but are earned based on the Company's common shares maintaining a closing price in excess of defined thresholds over a defined period of time and then settled in an equivalent number of common shares. As of December 31, 2010, the performance shares have been earned in full and a total of 354,250 commons shares have been issued upon settlement of the performance shares. On March 22, 2010, an aggregate of 81,250 common shares were issued upon settlement of an equivalent number of earned performance shares. On May 18, 2010, an aggregate of 78,000 common shares were issued upon settlement of an equivalent number of earned performance shares. On September 13, 2010, the Compensation Committee determined that the remaining performance shares had been earned and the Company issued an aggregate of 86,666 common shares upon settlement of an equivalent number of earned performance shares. The Company accounts for these grants as market based awards where the Company estimates the unearned compensation at grant date fair value which is amortized into compensation cost over the vesting of the performance share awards. Stock based compensation expense of $725 and $140 was incurred during the years ended December 31, 2010 and 2009, respectively. Unearned compensation related to the awards as of December 31, 2010 was $0.

Restricted Share Awards

Stock based compensation expense related to the restricted share awards, consisting of restricted common shares issued to executives of the Company, of $2,263, $1,899, and $1,411 was incurred during the years ended December 31, 2010, 2009, and 2008, respectively. Unearned compensation related to the restricted share awards as of December 31, 2010 and 2009 was $2,960 and $4,334, respectively. The following table is a summary of all unvested share awards issued to executives under the 2004 and 2008 Plans:

					Shares Vested		Unearned Compensation	
Original Issuance Date	Shares Issued	Share Price on date of grant	Vesting Period	Vesting Schedule	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
June 1, 2006	89,500	$ 9.40	4 years	25%/year	89,500	67,125	$ -	$ 87
June 1, 2007	214,582	$ 12.32	4 years	25%/year	160,933	107,291	275	935
June 2, 2008	278,059	$ 8.97	4 years	25%/year	139,028	69,515	883	1,506
September 30, 2008	3,616	$ 7.44	1-4 years	25-100%/year	2,308	654	9	6
June 1, 2009	744,128	$ 2.80	4 years	25%/year	186,241	-	1,258	1,780
September 25, 2009	10,000	$ 3.06	1 year	100%/year	10,000	-	-	20
March 25, 2010	6,000	$ 5.02	2 years	50%/year	-	-	20	-
June 1, 2010	185,639	$ 4.63	0-3 years	25-100%/year	46,115	-	515	-
Total	1,531,524				634,125	244,585	$ 2,960	$ 4,334

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 9 - SHARE-BASED PAYMENTS (continued)

Trustees

Compensation expense related to stock awards issued to the Board of Trustees of $263, $104, and $91 was incurred during the years ended December 31, 2010, 2009, and 2008, respectively and is recorded in stock based compensation on the statement of operations. All shares issued to the Board of Trustees are immediately vested. The following table is a summary of all of the grants issued to trustees during the years ended 2010, 2009, and 2008:

Date of Award Issuance	Shares Issued	Share Price on date of grant
January 2, 2008	4,000	9.33
June 2, 2008	6,000	8.97
January 2, 2009	12,500	2.96
June 1, 2009	17,000	2.80
December 31, 2009	18,000	3.14
June 1, 2010	27,000	4.63
December 31, 2010	21,000	6.60

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 10 - EARNINGS PER SHARE

The following table is a reconciliation of the income or loss (numerator) and the weighted average shares (denominator) used in the calculation of basic and diluted earnings per common share. The computation of basic and diluted earnings per share is presented below:

	Year Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
Numerator:			
*BASIC AND DILUTED**			
(Loss) from Continuing Operations	$ (17,673)	$ (60,766)	$ (13,521)
Loss from Continuing Operations allocated to Noncontrolling Interests	873	8,884	2,036
Distributions to 8.0% Series A Preferred Shareholders	(4,800)	(4,800)	(4,800)
Dividends Paid on Unvested Restricted Shares	(189)	(255)	(329)
(Loss) from Continuing Operations applicable to Common Shareholders	(21,789)	(56,937)	(16,614)
Discontinued Operations			
Income from Discontinued Operations	471	2,308	3,092
(Income) from Discontinued Operations allocated to Noncontrolling Interests	(28)	(287)	(415)
Income from Discontinued Operations applicable to Common Shareholders	443	2,021	2,677
Net (Loss) applicable to Common Shareholders	$ (21,346)	$ (54,916)	$ (13,937)
Denominator:			
Weighted average number of common shares - basic	134,370,172	51,027,742	45,184,127
Effect of dilutive securities:			
Restricted Stock Awards	-	- **	-
Contingently Issued Shares	-	- **	-
Option to acquire common shares	-	- **	-
Partnership Units	- *	- *	- *
Weighted average number of common shares - diluted	134,370,172	51,027,742	45,184,127

* Income (Loss) allocated to noncontrolling interest in Hersha Hospitality Limited Partnership has been excluded from the numerator, and units of limited partnership interest in Hersha Hospitality Limited Partnership have been omitted from the denominator, for the purpose of computing diluted earnings per share since the effect of including these amounts in the numerator and denominator would have no impact. Weighted average units of limited partnership interest in Hersha Hospitality Limited Partnership outstanding for the year ended December 31, 2010, 2009 and 2008 were 8,628,492, 8,724,725 and 8,034,737, respectively.

** Unvested stock awards, contingently issuable share awards and options to acquire our common shares have been omitted from the denominator for the purpose of computing diluted earnings per share for the year ended December 31, 2010, since the effect of including these awards in the denominator would be anti-dilutive to loss from continuing operations applicable to common shareholders. For the year ended December 31, 2010, there were 396,328 anti-dilutive unvested stock awards outstanding, 934,097 anti-dilutive contingently issuable share awards outstanding, and 2,327,219 anti-dilutive options to acquire our common shares outstanding. As a result of the application of the treasury stock method, there were no potentially dilutive securities to be considered for inclusion in the denominator for purpose of computing diluted earnings per share for years ended December 31, 2009 and 2008.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 10 - EARNINGS PER SHARE (continued)

	Year Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
Earnings Per Share:			
BASIC			
(Loss) from Continuing Operations applicable to Common Shareholders	$ (0.16)	$ (1.12)	$ (0.37)
Income from Discontinued Operations applicable to Common Shareholders	-	0.04	0.06
Net (Loss) applicable to Common Shareholders	$ (0.16)	$ (1.08)	$ (0.31)
*DILUTED**			
(Loss) from Continuing Operations applicable to Common Shareholders	$ (0.16)	$ (1.12)	$ (0.37)
Income from Discontinued Operations applicable to Common Shareholders	-	0.04	0.06
Net (Loss) applicable to Common Shareholders	$ (0.16)	$ (1.08)	$ (0.31)

* Income (Loss) allocated to noncontrolling interest in Hersha Hospitality Limited Partnership has been excluded from the numerator, and units of limited partnership interest in Hersha Hospitality Limited Partnership have been omitted from the denominator, for the purpose of computing diluted earnings per share since the effect of including these amounts in the numerator and denominator would have no impact. Weighted average units of limited partnership interest in Hersha Hospitality Limited Partnership outstanding for the year ended December 31, 2010, 2009 and 2008 were 8,628,492, 8,724,725 and 8,034,737, respectively.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 11 - CASH FLOW DISCLOSURES AND NON-CASH INVESTING AND FINANCING ACTIVITIES

Interest paid in 2010, 2009 and 2008 totaled $43,756, $42,471 and $41,797, respectively. The following non-cash investing and financing activities occurred during 2010, 2009 and 2008:

	2010	2009	2008
Common Shares issued as part of the Dividend Reinvestment Plan	$ 12	$ 25	$ 31
Issuance of Common Shares to the Board of Trustees	264	142	91
Acquisitions of hotel properties			
Issuance of Common Units	6,256	-	21,624
Debt assumed, net of discount	11,937	37,524	30,790
Settlement of development loans receivable principal and accrued interest revenue receivable	7,839	21,760	-
Land and Mortgage transferred to Seller	-	10,118	-
Development loan accrued interest revenue receivable paid in-kind by adding balance to development loan principal	2,559	4,502	-
Conversion of Common Units to Common Shares	12,434	255	1,372
Reallocation of noncontrolling interest	(6,374)	-	1,966
Accrued payables for fixed assets placed in service	3,997	-	-

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 12 - DISCONTINUED OPERATIONS

The operating results of certain real estate assets which have been sold or otherwise qualify as held for disposition are included in discontinued operations in the statements of operations for all periods presented.

The following real estate assets were sold between the period of January 1, 2008 and December 31, 2010. Our Board of Trustees authorized management of the Company to sell each of these assets prior to the final disposition. Based on their disposal date, the operating results for these hotels were reclassified to discontinued operations for the years ended December 31, 2010, 2009 and 2008:

Hotel	Acquisition Date	Disposition Date	Consideration	Gain on Disposition	
Holiday Inn, New Cumberland, PA	January 1999	October 2008	$ 6,456	$ 2,888	***
MainStay Suites, Frederick, MD	January 2002	July 2009	5,125	748	*
Comfort Inn, Frederick, MD	May 2004	July 2009	5,125	748	*
Sheraton Four Points, Revere, MD	March 2004	July 2009	2,500	165	**
Hilton Garden Inn, Gettysburg, PA	July 2004	July 2009	7,750	208	*
Holiday Inn Express, New Columbia, PA	December 1997	July 2010	3,000	347	*
Total			$ 29,956	$ 5,104	

* Property was sold to an unrelated buyer
** Interest in the joint venture was sold to our joint venture partner
***Leased hotel to an unrelated party which had a purchase provision by the lessee in the lease agreement

Assets Held for Sale

The following real estate assets were held for sale as of December 31, 2009. Our Board of Trustees authorized management of the Company to sell each of these assets in the third quarter of 2009. Based on changing market conditions and the inability to find a suitable buyer, these assets were no longer considered held for sale as of December 31, 2010. As such, the operating results of these assets are included in continuing operations in the consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008. Assets held for sale and liabilities related to assets held for sale consisted of the following as of December 31, 2009:

	December 31, 2009
Land	$ 18,389
Buildings and Improvements	2,912
Furniture, Fixtures and Equipment	531
Intangible Assets	50
	21,882
Less Accumulated Depreciation & Amortization	(809)
Assets Held for Sale	$ 21,073
Liabilities Related to Assets Held for Sale	$ 20,892

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 12 - DISCONTINUED OPERATIONS (continued)

Impairment of Assets Previously Held for Sale

We determined that the carrying value of the following properties exceeded fair value and as such we recorded an impairment charge as noted below during the years ended December 31, 2010 and 2009. The fair value of these properties was determined using Level 3 inputs, which are typically unobservable and are based on our own assumptions, as there is little, if any, related market activity.

		For the Year Ended December 31,	
		2010	2009
Asset	Asset Type	Impairment Charge	
Comfort Inn, North Dartmouth, MA	Hotel Property	$ 944	$ 1,577
39th Street and 8th Avenue, New York, NY	Land Parcel	16	4,702
Nevins Street, Brooklyn, NY	Land Parcel	1,473	9,843

We allocate to income or loss from discontinued operations interest expense debt that is to be assumed or that is required to be repaid as a result of the disposal transaction. We allocated $0, $1,121 and $2,425 of interest expense to discontinued operations for the years ended December 31, 2010, 2009, and 2008, respectively.

The following table sets forth the components of discontinued operations for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Revenue:			
Hotel Operating Revenues	$ 822	$ 8,100	$ 14,525
Hotel Lease Revenues	-	-	628
Other Revenue	-	1,086	2,125
Total Revenues	822	9,186	17,278
Expenses:			
Hotel Operating Expenses	580	6,341	11,210
Real Estate and Personal Property Taxes and Property Insurance	32	649	968
Depreciation and Amortization	87	1,098	2,429
General and Administrative	3	(462)	7
Other Expense	(4)	-	-
Interest Expense	-	1,121	2,425
Loss on Debt Extinguishment	-	-	35
Total Expenses	698	8,747	17,074
Income from Discontinued Operations	$ 124	$ 439	$ 204

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 13 - SHAREHOLDERS' EQUITY AND NONCONTROLLING INTERESTS IN PARTNERSHIP

Common Shares

The Company's common shares are duly authorized, fully paid and non-assessable. Common shareholders are entitled to receive dividends if and when authorized and declared by the Board of Trustees of the Company out of assets legally available and to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding up after payment of, or adequate provision for, all known debts and liabilities of the Company.

Preferred Shares

The Declaration of Trust authorizes our Board of Trustees to classify any unissued preferred shares and to reclassify any previously classified but unissued preferred shares of any series from time to time in one or more series, as authorized by the Board of Trustees. Prior to issuance of shares of each series, the Board of Trustees is required by Maryland REIT Law and our Declaration of Trust to set for each such series, subject to the provisions of our Declaration of Trust regarding the restriction on transfer of shares of beneficial interest, the terms, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series. Thus, our Board of Trustees could authorize the issuance of additional preferred shares with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control in us that might involve a premium price for holders of common shares or otherwise be in their best interest.

Common Units

Units of interest in our limited partnership, or Common Units are issued in connection with the acquisition of wholly owned hotels and joint venture interests in hotel properties. The total number of Common Units outstanding as of December 31, 2010, 2009 and 2008 was 7,418,912, 8,701,810 and 8,746,300 respectively. These units can be converted to common shares which are issuable to the limited partners upon exercise of their redemption rights. The number of shares issuable upon exercise of the redemption rights will be adjusted upon the occurrence of stock splits, mergers, consolidation or similar pro rata share transactions, that otherwise would have the effect of diluting the ownership interest of the limited partners or our shareholders. During 2010, 2009 and 2008, 2,934,511, 44,490 and 175,843 common units were converted to Class A Common Shares, respectively.

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 14 - INCOME TAXES

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with its taxable year ended December 31, 1999. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its REIT taxable income to its shareholders. It is the Company's current intention to adhere to these requirements and maintain the Company's qualification for taxation as a REIT. As a REIT, the Company generally will not be subject to federal corporate income tax on that portion of its net income that is currently distributed to shareholders. If the Company fails to qualify for taxation as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income.

Taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state and local income taxes. 44 New England is subject to income taxes at the applicable federal, state and local tax rates. On June 23, 2009, we sold our interest in Revere Hotel Group("Revere"), a 55% owned taxable REIT subsidiary. Prior to this sale, Revere was subject to income taxes at the applicable federal, state and local tax rates.

In 2010, 2009 and 2008, 44 New England generated net operating losses of $4,726, $6,555, and $2,554, respectively. In 2008, Revere generated net operating income of $5. There was no income tax expense (benefit) recognized by 44 New England or Revere for 2010, 2009 and 2008.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences:

	For the year ended December 31,		
	2010	2009	2008
Computed "Expected" federal tax expense (benefit) of TRS, at 35%	$ (1,875)	$ (1,061)	$ (1,251)
State income taxes, net of federal income tax effect	(304)	(421)	(181)
Changes in valuation allowance	2,179	1,482	1,432
Total income tax expense	$ -	$ -	$ -

The components of consolidated TRS's deferred tax assets as of December 31, 2010 and 2009 were as follows:

	As of December 31,	
	2010	2009
Deferred tax assets:		
Net operating loss carryforward	$ 5,755	$ 3,558
Depreciation	(66)	(48)
Net deferred tax assets	5,689	3,510
Valuation allowance	(5,689)	(3,510)
Deferred tax assets	$ -	$ -

Upon the sale of our interest in Revere in 2009, we relinquished deferred tax assets related to Revere's net operating loss carry forwards of $1,128 and a valuation allowance in the same amount.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 14 - INCOME TAXES (continued)

the deferred tax assets will not be realized. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that 44 New England will not realize the benefits of these deferred tax assets at December 31, 2010.

Earnings and profits, which will determine the taxability of distributions to shareholders, will differ from net income reported for financial reporting purposes due to the differences for federal tax purposes in the estimated useful lives and methods used to compute depreciation. The following table sets forth certain per share information regarding the Company's common and preferred share distributions for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Preferred Shares - 8% Series A			
Ordinary income	0.00%	0.00%	86.46%
Return of Capital	100.00%	100.00%	0.00%
Capital Gain Distribution	0.00%	0.00%	13.54%
Common Shares - Class A			
Ordinary income	0.00%	0.00%	44.61%
Return of Capital	100.00%	100.00%	48.40%
Capital Gain Distribution	0.00%	0.00%	6.99%

[IN THOUSANDS, EXCEPT SHARE/UNIT AND PER SHARE AMOUNTS]

NOTE 15 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	Year Ended December 31, 2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total Revenues	$ 50,857	$ 76,234	$ 81,129	$ 74,724
Total Expenses	67,935	72,706	79,685	82,548
Income (Loss) from Unconsolidated Joint Ventures	778	2,059	(243)	(337)
(Loss) Income from Continuing Operations	(16,300)	5,587	1,201	(8,161)
(Loss) Income from Discontinued Operations (including Gain on Disposition of Hotel Properties)	(37)	120	401	(13)
Net (Loss) Income	(16,337)	5,707	1,602	(8,174)
(Loss) Income Allocated to Noncontrolling Interests in Continuing Operations	(1,715)	1,151	263	(544)
Preferred Distributions	1,200	1,200	1,200	1,200
Net (Loss) Income applicable to Common Shareholders	$ (15,822)	$ 3,356	$ 139	$ (8,830)
Basic and diluted earnings per share:				
(Loss) Income from continuing operations applicable to common shareholders	$ (0.16)	$ 0.02	$ -	$ (0.05)
Discontinued Operations	-	-	-	-
Net (Loss) Income applicable to Common Shareholders	$ (0.16)	$ 0.02	$ -	$ (0.05)
Weighted Average Common Shares Outstanding				
Basic	99,311,523	137,200,796	138,636,206	161,600,788
Diluted	99,311,523	140,351,846	142,066,649	161,600,788

	Year Ended December 31, 2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total Revenues	$ 45,799	$ 60,771	$ 61,834	$ 53,548
Total Expenses	54,836	59,297	101,353	60,042
(Loss) Income from Unconsolidated Joint Ventures	(1,329)	(395)	(606)	(4,860)
(Loss) Income from Continuing Operations	(10,366)	1,079	(40,125)	(11,354)
(Loss) Income from Discontinued Operations (including Gain on Disposition of Hotel Properties)	(317)	405	2,190	30
Net (Loss) Income	(10,683)	1,484	(37,935)	(11,324)
(Loss) Income Allocated to Noncontrolling Interests in Continuing Operations	(2,053)	451	(5,560)	(1,435)
Preferred Distributions	1,200	1,200	1,200	1,200
Net (Loss) Income applicable to Common Shareholders	$ (9,830)	$ (167)	$ (33,575)	$ (11,089)
Basic and diluted earnings per share:				
(Loss) Income from continuing operations applicable to common shareholders	$ (0.21)	$ -	$ (0.39)	$ (0.20)
Discontinued Operations	-	-	(0.26)	-
Net Loss (Income) applicable to Common Shareholders	$ (0.21)	$ -	$ (0.65)	$ (0.20)
Weighted Average Common Shares Outstanding				
Basic	47,786,503	47,964,818	51,878,482	56,488,607
Diluted	47,786,503	47,964,818	51,878,482	56,488,607

NOTE 16 – SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2010:

Acquisition

On January 20, 2011, the Company entered into a purchase and sale agreement to acquire the Capitol Hill Suites, Washington, DC for approximately $47,500. The closing of this acquisition is expected to occur by the end of the first quarter 2011.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION AS OF DECEMBER 31, 2010 (continued)
[IN THOUSANDS]

		Initial Costs		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carrried at Close of Period			Accumulated Depreciation	Net Book Value Land	
Description	Encumbrances	Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Total	Buildings & Improvements *	Buildings & Improvements	Date of Acquisition
Hampton Inn, Carlisle, PA	$ -	$ 300	$ 3,109	$ 200	$ 2,394	$ 500	$ 5,503	$ 6,003	$ (1,819)	$ 4,184	06/01/97
Holiday Inn Exp, Hershey, PA	(5,874)	426	2,645	410	4,043	836	6,688	7,524	(2,249)	5,275	10/01/97
Comfort Inn, Harrisburg, PA	-	-	2,720	214	1,203	214	3,923	4,137	(1,277)	2,860	05/15/98
Hampton Inn, Selinsgrove, PA	-	157	2,511	93	2,507	250	5,018	5,268	(1,861)	3,407	09/12/96
Hampton Inn, Danville, PA	-	300	2,787	99	1,267	399	4,054	4,453	(1,283)	3,170	08/28/97
Holiday Inn Exp & Suites, Harrisburg, PA	-	213	1,934	81	1,414	294	3,348	3,642	(999)	2,643	03/06/98
Hampton Inn, Hershey, PA	-	807	5,714	4	1,067	811	6,781	7,592	(2,141)	5,451	01/01/00
Hilton Garden Inn, Edison, NJ	-	-	12,159	-	333	-	12,492	12,492	(2,347)	10,145	10/01/03
Residence Inn, Framingham, MA	(8,409)	1,325	12,737	-	869	1,325	13,606	14,931	(2,529)	12,402	03/26/04
Hampton Inn, New York, NY	(25,303)	5,472	23,280	-	664	5,472	23,944	29,416	(3,587)	25,829	04/01/05
Residence Inn, Greenbelt, MD	(11,482)	2,615	14,815	-	784	2,615	15,599	18,214	(2,535)	15,679	07/16/04
Courtyard South Boston, MA	-	-	19,939	-	(2,061)	-	17,878	17,878	(2,723)	15,155	09/30/05
Fairfield Inn, Laurel, MD	(7,196)	927	6,120	-	997	927	7,117	8,044	(1,289)	6,755	01/31/05
Holiday Inn Exp, Langhorne, PA	(6,275)	1,088	6,573	-	158	1,088	6,731	7,819	(962)	6,857	05/26/05
Holiday Inn Exp, Malvern, PA	(3,899)	2,639	5,324	654	171	3,293	5,495	8,788	(781)	8,007	05/24/05
Holiday Inn Exp, King of Prussia, PA	(12,406)	2,557	13,339	-	848	2,557	14,187	16,744	(2,001)	14,743	05/23/05
Courtyard Inn, Wilmington, DE	(12,195)	988	10,295	-	1,178	988	11,473	12,461	(1,770)	10,691	06/17/05
McIntosh Inn, Wilmington, DE	-	898	4,515	-	786	898	5,301	6,199	(982)	5,217	06/17/05
Residence Inn, Williamsburg, VA	(6,921)	1,911	11,625	-	615	1,911	12,240	14,151	(2,843)	11,308	11/22/05
Springhill Suites, Williamsburg, VA	(4,712)	1,430	10,293	-	117	1,430	10,410	11,840	(2,349)	9,491	11/22/05
Courtyard Inn, Brookline, MA	(38,710)	-	47,414	-	1,524	-	48,938	48,938	(6,896)	42,042	06/15/05
Courtyard Inn, Scranton, PA	(5,987)	761	7,193	-	1,598	761	8,791	9,552	(1,347)	8,205	02/01/06
Courtyard Inn, Langhorne, PA	(14,791)	3,064	16,068	-	920	3,064	16,988	20,052	(2,180)	17,872	01/03/06
Fairfield Inn, Bethlehem, PA	(5,912)	1,399	6,778	-	343	1,399	7,121	8,520	(1,019)	7,501	01/03/06
Residence Inn, Tyson's Corner, VA	(8,588)	4,283	14,475	-	307	4,283	14,782	19,065	(1,880)	17,185	02/02/06
Hilton Garden Inn, JFK Airport, NY	(20,838)	-	25,018	-	861	-	25,879	25,879	(3,330)	22,549	02/16/06
Hawthorne Suites, Franklin, MA	(8,165)	1,872	8,968	-	201	1,872	9,169	11,041	(1,109)	9,932	04/25/06
Comfort Inn, Dartmouth, MA [(1)]	(2,968)	902	3,525	(447)	(1,470)	455	2,055	2,510	(536)	1,974	05/01/06
Residence Inn, Dartmouth, MA	(8,268)	1,933	10,434	-	266	1,933	10,700	12,633	(1,291)	11,342	05/01/06
Holiday Inn Exp, Cambridge, MA	(10,604)	1,956	9,793	-	1,056	1,956	10,849	12,805	(1,389)	11,416	05/03/06
Residence Inn, Norwood, MA	-	1,970	11,761	-	156	1,970	11,917	13,887	(1,329)	12,558	07/27/06
Hampton Inn, Brookhaven, NY	(14,085)	3,130	17,345	1	871	3,131	18,216	21,347	(2,196)	19,151	09/06/06
Holiday Inn Exp, Hauppauge, NY	(9,415)	2,737	14,080	-	853	2,737	14,933	17,670	(1,815)	15,855	09/01/06
Residence Inn, Langhorne, PA	-	1,463	12,094	94	889	1,557	12,983	14,540	(1,282)	13,258	01/08/07

(1) Costs capitalized subsequent to acquisition include reductions of asset value due to impairment.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION AS OF DECEMBER 31, 2010 (continued)
[IN THOUSANDS]

		Initial Costs		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carrried at Close of Period			Accumulated Depreciation	Net Book Value Land	
Description	Encumbrances	Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Total	Buildings & Improvements	Buildings & Improvements	Date of Acquisition
Hampton Inn, Chelsea, NY	$ (35,543)	$ 8,905	$ 33,500	$ -	$ 1,213	$ 8,905	$ 34,713	$ 43,618	$ (3,870)	$ 39,748	09/29/06
Hyatt Summerfield Suites, Bridgewater, NJ	(14,492)	3,373	19,685	-	271	3,373	19,956	23,329	(2,006)	21,323	12/28/06
Hyatt Summerfield Suites, Charlotte, NC	(7,330)	770	7,315	-	1,647	770	8,962	9,732	(1,372)	8,360	12/28/06
Hyatt Summerfield Suites, Gaithersburg, MD	(13,720)	2,912	16,001	-	363	2,912	16,364	19,276	(1,752)	17,524	12/28/06
Hyatt Summerfield Suites, Pleasant Hills, CA	(20,160)	6,216	17,229	-	148	6,216	17,377	23,593	(1,753)	21,840	12/28/06
Hyatt Summerfield Suites, Pleasanton, CA	(14,490)	3,941	12,560	-	155	3,941	12,715	16,656	(1,291)	15,365	12/28/06
Hyatt Summerfield Suites, Scottsdale, AZ	(16,778)	3,060	19,968	-	218	3,060	20,186	23,246	(2,044)	21,202	12/28/06
Hyatt Summerfield Suites, White Plains, NY	(33,030)	8,823	30,273	-	1,558	8,823	31,831	40,654	(3,102)	37,552	12/28/06
Holiday Inn Exp & Suites, Chester, NY	(6,640)	1,500	6,671	-	105	1,500	6,776	8,276	(667)	7,609	01/25/07
Residence Inn, Carlisle, PA	(6,732)	1,015	7,511	-	28	1,015	7,539	8,554	(755)	7,799	01/10/07
Hampton Inn, Seaport, NY	(19,349)	7,816	19,040	-	158	7,816	19,198	27,014	(1,903)	25,111	02/01/07
Hotel 373-5th Ave, New York, NY	(22,000)	14,239	16,778	-	82	14,239	16,860	31,099	(1,526)	29,573	06/01/07
Holiday Inn, Norwich, CT	-	1,984	12,037	-	562	1,984	12,599	14,583	(1,138)	13,445	07/01/07
Sheraton Hotel, JFK Airport, NY	-	-	27,315	-	264	-	27,579	27,579	(1,793)	25,786	06/13/08
Hampton Inn, Philadelphia, PA	-	3,490	24,382	-	3,458	3,490	27,840	31,330	(5,967)	25,363	02/15/06
Duane Street, Tribeca, NY	(15,000)	8,213	12,869	-	559	8,213	13,428	21,641	(1,088)	20,553	01/04/08
NU Hotel, Brooklyn, NY	(18,000)	-	22,042	-	50	-	22,092	22,092	(1,372)	20,720	01/14/08
Towneplace Suites, Harrisburg, PA	-	1,237	10,136	-	45	1,237	10,181	11,418	(675)	10,743	05/08/08
Holiday Inn Express, Camp Springs, MD	-	1,629	11,094	-	295	1,629	11,389	13,018	(768)	12,250	06/26/08
Hampton Inn, Smithfield, RI	(6,684)	2,057	9,486	-	40	2,057	9,526	11,583	(575)	11,008	08/01/08
Hilton Garden Inn, Tribeca, NY	(32,000)	21,077	42,955	-	74	21,077	43,029	64,106	(1,799)	62,307	05/01/09
Hampton Inn, West Haven, CT	(7,552)	1,053	10,751	-	34	1,053	10,785	11,838	(315)	11,523	11/04/09
Hilton Garden Inn, Glastonbury, CT	(11,902)	1,898	12,981	-	5	1,898	12,986	14,884	(325)	14,559	01/01/10
Hampton Inn, Times Square, NY	-	10,691	41,637	-	-	10,691	41,637	52,328	(924)	51,404	02/09/10
Holiday Inn Express, Times Square, NY	-	11,075	43,113	-	1	11,075	43,114	54,189	(957)	53,232	02/09/10
Candlewood Suites, Times Square, NY	-	10,281	36,687	-	1	10,281	36,688	46,969	(815)	46,154	02/09/10
Hyatt Place, KOP, PA	-	1,133	7,267	-	3,762	1,133	11,029	12,162	(1,863)	10,299	08/17/10
Holiday Inn Express, Wall Street, NY	-	12,152	21,100	-	1	12,152	21,101	33,253	(344)	32,909	05/09/10
Hampton Inn, Washington, DC	-	9,335	58,048	-	-	9,335	58,048	67,383	(484)	66,899	09/01/10
Courtyard Inn, Alexandria, VA	(24,683)	6,376	26,089	-	510	6,376	26,599	32,975	(2,927)	30,048	09/29/06
8th Ave Land, New York City, NY (1)	(11,913)	21,575	-	(9,365)	108	12,210	108	12,318	(65)	12,253	06/28/06
Nevins Street Land, Brooklyn, NY (1)	(5,948)	10,650	-	(6,168)	-	4,482	-	4,482	-	4,482	6/11/07 & 07/11/07
Total Real Estate	$ (596,949)	$ 247,999	$ 1,013,900	$(14,130)	$ 43,444	$233,869	$ 1,057,344	$ 1,291,213	$ (112,161)	$ 1,179,052	

(1) Costs capitalized subsequent to acquisition include reductions of asset value due to impairment.

* Assets are depreciated over a 7 to 40 year life, upon which the latest income statement is computed

[IN THOUSANDS]

	2010	2009	2008
Reconciliation of Real Estate			
Balance at beginning of year	$ 997,212	$987,639	$878,099
Additions during the year	297,450	79,170	114,596
Dispositions during the year	(3,449)	(53,493)	(5,056)
Changes in Assets Held for Sale	-	(37,406)	-
Investment in Real Estate	1,291,213	975,910	987,639
Assets Held for Sale, net of impairment	-	21,302	-
Total Real Estate	$ 1,291,213	$997,212	$987,639
Reconciliation of Accumulated Depreciation			
Balance at beginning of year	$ 83,556	$ 67,824	$ 49,091
Depreciation for year	29,654	22,667	20,965
Accumulated depreciation on assets sold	(1,049)	(6,935)	(2,232)
Balance at the end of year	$ 112,161	$ 83,556	$ 67,824

The aggregate cost of land, buildings and improvements for Federal income tax purposes for the years ended December 31, 2010, 2009 and 2008 is approximately $1,183,694, $911,634, and $894,596, respectively.

Depreciation is computed for buildings and improvements using a useful life for these assets of 7 to 40 years.

See Accompanying Report of Independent Registered Public Accounting Firm

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act), as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report are functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure. A control system cannot provide absolute assurance, however, that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined within Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting refers to the processes designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the criteria contained in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission as of December 31, 2010. Based on that evaluation, management has concluded that, as of December 31, 2010, the Company's internal control over financial reporting was effective based on those criteria. The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their attestation report which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of
Hersha Hospitality Trust:

We have audited Hersha Hospitality Trust and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Hersha Hospitality Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Hersha Hospitality Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hersha Hospitality Trust and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 3, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Philadelphia, Pennsylvania

March 3, 2011

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.


HERSHA


HERSHA

Board of Trustees

Management Team

Jay H. Shah
Chief Executive Officer

Neil H. Shah
President and Chief Operating Officer

Ashish R. Parikh
Chief Financial Officer

Michael R. Gillespie
Chief Accounting Officer

David L. Desfor
Treasurer and Corporate Secretary

William J. Walsh
Vice President of Asset Management

Robert C. Hazard III
Vice President of Acquisitions and Development

Bennett Thomas
Vice President of Finance

Corporate Headquarters
44 Hersha Drive
Harrisburg, PA 17102
Telephone: (717) 236-4400
Facsimile: (717) 774-7383

Independent Auditors
KPMG LLP
Certified Public Accountants
1601 Market Street
Philadelphia, PA 19103
Telephone: (267) 256-7000

Legal Counsel
Hunton & Williams
Riverfront Plaza
951 East Byrd Street
Richmond, VA 23219
Telephone: (804) 788-8200

Philadelphia Executive Offices
Penn Mutual Towers
510 Walnut Street, 9th Floor
Philadelphia, PA 19106
Telephone: (215) 238-1046
Facsimile: (215) 238-0157

Registrar & Stock Transfer Agent
American Stock Transfer & Trust Company
10150 Mallard Creek Drive, Suite 307
Charlotte, NC 28262
Telephone: (800) 829-8432

Common Stock Information
The Common Stock of
Hersha Hospitality Trust is traded on
the New York Stock Exchange under the
Symbol "HT"


HERSHA

WWW.HERSHA.COM